AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 4, 1997

                                                     REGISTRATION NO. 333-29871
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                            AMENDMENT NO. 2 TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                        UNDERTHE SECURITIES ACT OF 1933

                               ----------------

                               THERMA-WAVE, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     3823                    94-3000561
            (PRIMARY STANDARD INDUSTRIALCLASSIFICATION CODE NUMBER)
                                                               (I.R.S.
     (STATE OR OTHER                                   EMPLOYERIDENTIFICATION
     JURISDICTION OF                                            NO.)
    INCORPORATION OR
      ORGANIZATION)

                               ----------------

     1250 RELIANCE WAY FREMONT, CALIFORNIA 94539 TELEPHONE: (510) 490-3663 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

    ALLAN ROSENCWAIG, CHAIRMAN AND CHIEF                    COPY TO:
  EXECUTIVE OFFICER THERMA-WAVE, INC.1250                DENNIS M. MYERS
      RELIANCE WAYFREMONT, CALIFORNIA                   KIRKLAND & ELLIS
       94539TELEPHONE: (510) 490-3663                200 EAST RANDOLPH DRIVE
                                                     CHICAGO, ILLINOIS 60601
  (NAME, ADDRESS, INCLUDING ZIP CODE, AND                (312) 861-2000
  TELEPHONE NUMBER,INCLUDING AREA CODE, OF
             AGENT FOR SERVICE)

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED SEPTEMBER 4, 1997

PROSPECTUS

SEPTEMBER  , 1997

                               THERMA-WAVE, INC.

OFFER TO EXCHANGE ITS SERIES B 10 5/8% SENIOR NOTES DUE 2004 FOR ANY AND ALL OF
                 ITS OUTSTANDING 10 5/8% SENIOR NOTES DUE 2004

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON      ,
1997, UNLESS EXTENDED.

  Therma-Wave, Inc., a Delaware corporation (the "Company"), hereby offers (the "Exchange Offer"), upon the terms and conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange $1,000 principal amount of its Series B 10 5/8% Senior Notes due 2004, (the "New Notes"), registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement of which this Prospectus is a part, for each $1,000 principal amount of its outstanding 10 5/8% Senior Notes due 2004 (the "Old Notes"), of which $115,000,000 principal amount is outstanding. The form and terms of the New Notes are the same as the form and term of the Old Notes (which they replace), except that the New Notes will bear a Series B designation and will have been issued in a transaction that has been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and will not contain certain provisions relating to liquidated damages which were included in the terms of the Old Notes in certain circumstances relating to the timing of the Exchange Offer. The New Notes will evidence the same debt as the Old Notes (which they replace) and will be issued under and be entitled to the benefits of an Indenture, dated as of May 15, 1997 (the "Indenture"), between the Company and IBJ Schroder Bank & Trust Company, as trustee, governing the Old Notes and the New Notes. The Old Notes were issued in connection with the recapitalization of the Company (the "Recapitalization"), which was completed on May 16, 1997. The Old Notes and the New Notes are sometimes referred to herein collectively as the "Notes." See "The Exchange Offer" and "Description of Notes."

  The Notes bear interest at a rate of 10 5/8% per annum, payable semi-annually on May 15 and November 15 of each year, commencing November 15, 1997. The Notes will mature on May 15, 2004. On or after May 15, 2001, the Company may redeem the Notes, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. Notwithstanding the foregoing, at any time on or before May 15, 2000, the Company may redeem up to 40% (provided that such percentage shall decrease to 35% if an Initial Public Offering (as defined on page 90 of this Prospectus) has not been consummated on or prior to November 15, 1998) of the original aggregate principal amount of the Notes with the net proceeds of one or more Equity Offerings (as defined on page 89 of this Prospectus) of the Company at a redemption price equal to 110.625% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption; provided that at least $69.0 million aggregate principal amount of the Notes remains outstanding after each such redemption. In the event an Initial Public Offering is consummated prior to May 15, 2000, the Company may be obligated to purchase Notes in addition to Notes purchased pursuant to an optional redemption. Upon a Change of Control (as defined on page 87 of this Prospectus), the Company will be required to make an offer to purchase all of the outstanding Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. See "Description of Notes."

  The New Notes will be, as the Old Notes (which they replace) are, senior unsecured obligations of the Company, and will, as the Old Notes (which they replace), rank pari passu in right of payment to all existing and future senior indebtedness of the Company, junior in right of payment to all secured indebtedness of the Company and senior in right of payment to any subordinated indebtedness of the Company. As of July 6, 1997, the aggregate principal indebtedness of the Company, including the Notes, was approximately $115.2 million, including $0.2 million of secured indebtedness. In addition, as of July 6, 1997, the Company had unused borrowing capacity under the Bank Credit Facility (as defined on page 64 of this Prospectus) of $22.2 million and cash and cash equivalents of approximately $14.0 million. The Company's pro forma earnings were insufficient to cover fixed charges by $1.1 million for the first quarter of Fiscal 1998. See "Capitalization" and "Description of Notes." The Indenture permits the Company to incur additional indebtedness, subject to certain limitations.

                                             (Cover continued on following page)

                                  -----------

  SEE "RISK FACTORS," BEGINNING ON PAGE 14, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS WHO TENDER THEIR OLD NOTES IN THE EXCHANGE OFFER.

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
    ADEQUACY OF  THIS PROSPECTUS. ANY  REPRESENTATION TO THE CONTRARY  IS A
     CRIMINAL OFFENSE.

 (Cover page continued)

  The Company will accept for exchange any and all Old Notes validly tendered
and not withdrawn prior to 5:00 p.m., New York City time on     1997, unless
extended by the Company in its sole discretion (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m. on the Expiration Date. The Exchange Offer is subject to certain customary conditions. The Old Notes were sold by the Company on May 16, 1997 to the Initial Purchaser (as defined on page 6 of this Prospectus) in a transaction not registered under the Securities Act in reliance upon an exemption under the Securities Act (the "Initial Offering"). The Initial Purchaser subsequently resold the Old Notes to qualified institutional buyers in reliance upon Rule 144A under the Securities Act and to a limited number of institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act). Accordingly, the Old Notes may not be reoffered, resold or otherwise transferred in the United States unless registered under the Securities Act or unless an applicable exemption from the registration requirements of the Securities Act is available. The New Notes are being offered hereunder in order to satisfy the obligations of the Company under the Registration Agreement (as defined on page 6 of this Prospectus) entered into by the Company and the Initial Purchaser in connection with the Initial Offering. See "The Exchange Offer."

  Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Company believes the New Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. See "The Exchange Offer--Resale of the New Notes." Each broker-dealer (a "Participating Broker-Dealer") that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer as a result of marketmaking activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, they will make this Prospectus available to any Participating Broker-Dealer for use in connection with any such resale. See "Plan of Distribution."

  Holders of Old Notes not tendered and accepted in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and benefits and will be subject to the limitations applicable thereto under the Indenture and with respect to transfer under the Securities Act. The Company will pay all the expenses incurred by it incident to the Exchange Offer. See "The Exchange Offer."

  There has not previously been any public market for the Old Notes or the New Notes. The Company does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. The Old Notes are currently eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. However, there can be no assurance that an active market for the New Notes will develop. See "Risk Factors--Absence of a Public Market Could Adversely Affect the Value of Notes." Moreover, to the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes could be adversely affected.

  The Company will keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date on which notice of the Exchange Offer is mailed to the holders of the Old Notes. In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. As a result of the terms of the Registration Agreement, it is unlikely that the Company would extend the Exchange Offer beyond the 45th day after the date of this Prospectus.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-4 (the "Exchange Offer Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the issuance of the New Notes being offered hereby. This Prospectus does not contain all the information set forth in the Exchange Offer Registration Statement. For further information with respect to the Company and the Exchange Offer, reference is made to the Exchange Offer Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Exchange Offer Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Exchange Offer Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

  As a result of the Exchange Offer Registration Statement being declared effective by the Commission, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will be required to file periodic reports and other information with the Commission. The obligation of the Company to file periodic reports and other information with the Commission will be suspended if the New Notes are held of record by fewer than 300 holders as of the beginning of any fiscal year of the Company other than the fiscal year in which the Exchange Offer Registration Statement is declared effective. The Company has agreed pursuant to the Indenture that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding, it will furnish to the holders of the Notes (within 15 days after it is or would have been required to file with the Commission) and file with the Commission (unless the Commission will not accept such a filing) (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company was required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company was required to file such reports. In addition, for so long as any of the Notes remain outstanding, the Company will provide to any holder of the Notes information reasonably requested by such holder concerning the Company (including financial statements) necessary in order to permit such holder to sell or transfer Notes in compliance with Rule 144A under the Securities Act.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the Consolidated Financial Statements and notes thereto, appearing elsewhere in this Prospectus. Unless the context requires otherwise, references to the "Company" or "Therma-Wave" mean Therma-Wave, Inc. and its subsidiaries. Therma-Wave(R), Therma-Probe(R) and Opti-Probe(R) are registered trademarks of the Company. For an explanation of certain terms used in this Prospectus, reference should be made to the Glossary beginning on page G-1. References to the Company's fiscal year ("Fiscal Year") refer to the 52/53 week period ending on the Sunday on or nearest preceding March 31 of each year for periods prior to 1997 and the Sunday on or following March 31 of each year for periods thereafter. For example, the fiscal year ended April 6, 1997 is referred to herein as "Fiscal 1997."

                                  THE COMPANY

  The Company is a worldwide leader in the development, manufacture, marketing and service of process control metrology systems for use in the manufacture of semiconductors. Semiconductor manufacturers use process control metrology systems in their fabrication facilities ("fabs") to detect any process deviations or problems in order to minimize the effects on manufacturing yield, device performance and reliability. The Company's metrology systems are principally used to measure two of the most important and pervasive semiconductor fabrication process steps: ion implantation and thin film deposition and removal. Ion implantation involves the implantation of ions into selective areas of the silicon wafer, which alters the electrical properties of the semiconductor. Thin film deposition and removal is a process by which layers of conductive or insulating films are deposited on and removed from the wafer to give the semiconductor the desired performance characteristics. For Fiscal 1997 on a pro forma basis giving effect to the Recapitalization, the Company generated net revenues, EBITDA (as defined on page 12 of this Prospectus) and net income of $109.5 million, $26.1 million and $5.2 million, respectively, and a pro forma ratio of earnings to fixed charges of 1.6. For the first quarter of Fiscal 1998 on a pro forma basis giving effect to the Recapitalization, the Company generated net revenues, EBITDA and incurred a net loss of $28.2 million, $3.3 million and $(0.6) million, respectively. The Company's pro forma earnings were insufficient to cover fixed charges by $1.1 million for the first quarter of Fiscal 1998. Since the introduction of its first product in 1985, the Company's revenues have increased at a compound annual growth rate ("CAGR") of approximately 36.7%.

  The Company's process control metrology systems use proprietary and patented technology to measure key dimensions and other physical properties of semiconductor wafers. The Company holds 69 U.S. and foreign patents primarily covering the technology utilized in its two major product lines: (i) the Therma-Probe system and (ii) the Opti-Probe system. The Therma-Probe system, introduced in 1985, utilizes the Company's proprietary thermal wave technology and is the predominant nondestructive process control metrology system used to measure the critical ion implantation process in the fabrication of semiconductors. Since the introduction of the Therma-Probe, the Company believes it has captured over 50% of the market for ion implant measurement in general and over 95% of the market for nondestructive ion implantation measurement of product wafers and is installed in virtually every major semiconductor fab worldwide. The Opti-Probe system, introduced in 1992, significantly improved upon existing thin film metrology systems by successfully integrating different measurement technologies into one system and utilizing new proprietary optical technologies. The Company believes that the Opti-Probe has captured over 30% of the thin film measurement market in less than five years.

  The Company markets and sells its products worldwide to virtually all major semiconductor manufacturers, including Intel Corporation, Samsung Semiconductor Inc., LG Semicon, Advanced Micro Devices, Inc., Siemens Microelectronics, Lucent Technologies and NEC Semiconductor. The Company has developed and consistently maintained strong customer relationships due to the technological superiority of its products and strong customer support capabilities. In its 15 year history, the Company believes it has never lost a major customer. The Company believes it is the dominant supplier of ion implant metrology systems to virtually all major semiconductor manufacturers and has become the primary supplier of thin film metrology systems to many of its customers. In addition, the Company believes that its largest customers, such as Intel Corporation and Samsung Semiconductor, are among the fastest growing manufacturers in the semiconductor industry. The Company has a strong presence in all major international markets and, as a result, derived approximately 59.7% of its net revenues from international sales in Fiscal 1997. In aggregate, the Company serves more than 60 customers worldwide, which are located in over 14 different countries and manufacture many different types of semiconductors for a broad range of applications.

  Therma-Wave was established in 1982 by Dr. Allan Rosencwaig, the Company's current Chairman, President and CEO and the principal developer of the field of thermal wave physics. In Fiscal 1992, the Company was acquired by Toray Industries, Inc. and Shimadzu Corporation. Through the Recapitalization, Bain Capital, Inc. ("Bain Capital"), Sutter Hill Ventures ("Sutter Hill") and the Company's senior management team collectively acquired securities representing approximately 88% of the Company's outstanding voting power. As a result of the Recapitalization, the Company's senior management team owns approximately 22% of the outstanding common stock, which represents 13% of the outstanding voting power, and hold options to acquire an additional 7% of non-voting common stock. Such equity ownership represents a significant economic commitment to and participation in the continued success of the Company.

                               INDUSTRY OVERVIEW

  The Company operates in the process control metrology systems market of the semiconductor capital equipment industry. Dataquest, an independent semiconductor industry research firm, reports that sales of process control metrology systems and instruments were approximately $1.4 billion in 1996, having increased at a CAGR of approximately 22.4% from 1991 to 1996. Within the process control metrology market, the Company operates specifically in the ion implant metrology and the thin film measurement segments. The Company estimates that sales of ion implant metrology and thin film measurement systems for the semiconductor industry were approximately $60 million and $209 million, respectively, in 1996. Demand for process control metrology systems is driven primarily by: (i) the capital expenditures of semiconductor manufacturers, which, in turn, depend upon the current and anticipated market demand for semiconductors and products utilizing semiconductors; and (ii) the increasing complexity of the semiconductor manufacturing process as a result of the demand for smaller, higher performance devices.

  Increasing Demand for Semiconductors. The demand for semiconductors has significantly increased over time. According to Dataquest, since 1991 the global semiconductor market has expanded at a CAGR of 16.6% to approximately $138.6 billion in 1996. Such growth is primarily the result of: (i) the increased demand for faster, smaller and more efficient devices utilizing semiconductors (including personal computers and telecommunications equipment) with a greater range of functionality; (ii) the increased level of semiconductor content in electronic products; and (iii) the increased use of products utilizing semiconductors in broader geographical markets, particularly in the previously closed or emerging markets in Southeast Asia, China and Latin America. To meet this increased demand for semiconductors, manufacturers have been required to make capital expenditures to increase their existing capacity by constructing new fabs and expanding their existing fabs. In addition, manufacturers must continually construct and equip new fabs to replace existing fabs and production equipment that are rendered obsolete as a result of improvements in semiconductor manufacturing processes arising from the need for higher performance semiconductor devices. As a result of these factors, capital equipment expenditures by semiconductor manufacturers have increased at a CAGR of 27.2% from 1991 to 1996 (as reported by Dataquest).

  While the semiconductor industry has experienced long-term secular growth, it is cyclical and has historically experienced periods of slower revenue growth or decline, which have often resulted in a decrease in the level of capital expenditures made by the semiconductor manufacturers. The semiconductor industry experienced such a period in 1996, during which worldwide industry revenues declined by an estimated 9.4% (as reported by Dataquest). As a result, there has been an overall decrease in the demand for semiconductor capital equipment during the first half of 1997, which is expected to continue throughout the remainder of 1997. Nonetheless, the semiconductor capital equipment market is expected to continue its long-term growth as a result of the increase in the demand for semiconductors.

  Growing Importance of Process Controls. Demand for process control metrology systems is also increasing as a result of such systems becoming more critical to the manufacture of semiconductors. Industries that use semiconductors are demanding increasingly complex, higher performance devices leading to a more complex semiconductor manufacturing process with an increasing number of process steps. With the increase in wafer process complexity and resulting increase in wafer value, process control metrology systems are becoming more critical to the manufacture of semiconductors. For example, from 1991 to 1996, the thin film measurement market has grown at a CAGR of 37.2% as compared to a CAGR of 27.2% for the semiconductor capital equipment market as a whole (based in each case on information reported in Dataquest). During the same period, the Company estimates that the ion implant metrology market grew at a CAGR of 29.1%. The Company believes that increasing demand for semiconductors in general, combined with the need for more comprehensive and sophisticated process control of semiconductor device manufacturing, will result in increased demand for process control metrology systems.

                             COMPETITIVE STRENGTHS

  The Company attributes its success in the process control metrology market and its significant opportunities for continued growth and profitability to its ability to provide products and services that are superior in meeting the requirements of semiconductor manufacturers. Management believes that the Company has several competitive advantages, including:

 . TECHNOLOGICALLY ADVANCED CAPABILITIES AND PRODUCTS. The Company believes that its expertise in engineering, research and development enables it to offer process control metrology systems with more advanced technical capabilities and features than those offered by its competitors. These features include superior measurement capabilities, resolution, accuracy, repeatability and reliability. The Therma-Probe system employs a patented optical technology to provide noncontact, noncontaminating ion implant measurement capability, unlike many of the Company's competitors who use invasive four-point probes to accomplish similar measurements. The Company's Opti-Probe system is the only tool that combines three distinct measurement technologies, two of which are patented by the Company. The Company believes that its technologically superior products are critical to its success because technical capability is a key criterion that most major semiconductor manufacturers use in selecting capital equipment for their fabs.

 . LEADING MARKET SHARE. The Company is one of the world's leading manufacturers of process control metrology equipment and systems. Therma-Wave is the largest provider of nondestructive ion implant process control metrology systems worldwide with over 95% of the market. The Therma-Probe system has become the industry standard for ion implant process control metrology and is installed in virtually every major semiconductor fabrication facility. The Company is also a leading supplier of thin film measurement metrology systems worldwide. The Company believes that its Opti-Probe system has captured over 30% of the market in less than five years since its introduction as a result of its technological superiority and the enhanced return on investment to its customers. In Fiscal 1997, sales of the Opti-Probe system increased by over 55.5% from the previous Fiscal Year due to continued market share gains as well as market growth.

 . STRONG AND DIVERSE CUSTOMER BASE. The Company markets and sells its products worldwide to virtually all of the major semiconductor manufacturers, including: (i) Intel Corporation, the largest microprocessor manufacturer worldwide; (ii) Samsung Semiconductor Inc., the largest dynamic random access memory ("DRAM") manufacturer; and (iii) Lucent Technologies, one of the largest application specific semiconductor ("ASIC") manufacturers. The Company believes that its top customers are among the fastest growing manufacturers in the semiconductor industry. For example, the Company's top nine customers for Fiscal 1997 have increased their capital equipment expenditures at a CAGR of approximately 36% over the last five years, as compared to a CAGR of approximately 27% for the semiconductor capital equipment industry as a whole. In addition, the Company has a diverse customer base in terms of both geographic location and the types of semiconductors manufactured by its customers. In aggregate, the Company serves more than 60 customers worldwide, which are located in over 14 different countries. In addition, no single customer accounted for more than 13% and 22% of the Company's net revenues in Fiscal 1997 and the first quarter of Fiscal 1998, respectively.

 . STRONG CUSTOMER RELATIONSHIPS. The Company believes that it has developed and consistently maintained excellent customer relationships. In its 15 year history, the Company believes that it has never lost a major customer. In addition, the Company believes it is the dominant supplier of ion implant metrology systems to virtually all major semiconductor manufacturers and has become the primary supplier of thin film metrology systems to many of its customers. Engineering, sales and management personnel collaborate with customer counterparts to determine customers' needs and specifications. For example, the model Opti-Probe 2600 was developed in cooperation with one of the Company's major customers to address the need for a more capable thin film measurement system.

 . WORLDWIDE DISTRIBUTION AND STRONG CUSTOMER SUPPORT CAPABILITIES. The Company has been at the forefront of addressing the increasing globalization of the semiconductor industry. The Company has expended considerable resources in creating a high-quality worldwide distribution network with highly trained customer service and support organizations. For Fiscal 1997 and the first quarter of Fiscal 1998, the Company generated international revenues of approximately $65.4 million and $12.5 million, representing 59.7% and 44.2% of net revenues, respectively. The Company provides its customers with comprehensive support and service before, during and after delivery of its systems. The Company's engineers have extensive experience and provide valuable assistance to the Company's customers, thereby strengthening Therma-Wave's strong position with its customers. The Company anticipates that it will continue to strengthen and expand its distribution and customer service and support organizations worldwide, particularly in Asia.

 . EXPERIENCED AND SUCCESSFUL MANAGEMENT TEAM. The Company is led by an experienced senior management team whose members average more than 14 years in the semiconductor capital equipment manufacturing industry. Dr. Allan Rosencwaig has over 15 years of experience in the industry. In addition, the Company's top nine executives average over nine years with the Company. Under the leadership of its existing management team, the Company's net revenues have grown from $2.7 million in Fiscal 1985 to $109.5 million in Fiscal 1997, representing a CAGR of 36.7%. As a result of Recapitalization, the Company's senior management own approximately 22% of the outstanding common stock, which represents 13% of the outstanding voting power, and hold options to acquire an additional 7% of non-voting common stock. Such equity ownership represents a significant economic commitment to and participation in the continued success of the Company.

                          BUSINESS AND GROWTH STRATEGY

  The Company's business strategy is to continue its leadership and growth in the process control metrology market and thereby increase market share and maximize revenues and profitability. The Company's business and growth strategy will include the following key initiatives:

 . CAPITALIZE ON FAVORABLE INDUSTRY TRENDS. The Company believes that the increasing demand for semiconductors should continue to drive significant growth in the semiconductor capital equipment market. In addition, the Company believes that the need for more comprehensive and sophisticated process control of semiconductor device manufacturing will result in increased demand for metrology systems. Management believes that the Company is well positioned to take advantage of these favorable trends, given its market leadership position, strong customer base, superior technology and research and development expertise.

 . MAINTAIN AND LEVERAGE STRONG CUSTOMER RELATIONSHIPS. The Company expects to continue to strengthen its existing customer relationships and foster working partnerships by providing technologically superior systems and high levels of customer support. In its 15 year history, the Company believes it has never lost a major customer. In addition, the Company believes it is the dominant supplier of ion implant metrology systems to virtually all major semiconductor manufacturers and has become the primary supplier of thin film metrology systems to many of its customers. Furthermore, the Company intends to continue to capitalize on its strong customer relationships, which have enabled it to develop new products and applications through close collaboration with customers. Such collaboration has often resulted in products and applications which have a broader market appeal. For example, the Company has sold its Opti-Probe 2600, developed in conjunction with one of its major customers, to numerous other semiconductor manufacturers.

 . INCREASE MARKET PENETRATION. The Company expects to increase its market penetration based on its competitive strengths and superior product offerings. In particular, the Company expects that the market share of its Opti-Probe system, which was introduced by the Company in 1992, will continue to increase as a result of its technological advantages and superior return on investment to its customers. During Fiscal 1997, the Company has added seven major new customers for the Opti-Probe system and believes that it has increased its market share in the thin film measurement market by approximately 10 percentage points to capture over 30% of such market. The Company believes that the Opti-Probe system offers significant opportunities for increased revenues due to the size of the thin film measurement market, which had aggregate sales of $209 million in 1996 and has grown at CAGR of 37.2% from 1991 to 1996.

 . CONTINUE TO FOCUS ON TECHNOLOGICAL INNOVATION. The Company expects to continue its emphasis on engineering and research and development in an effort to anticipate and address technological advances in semiconductor manufacturing. During its last five fiscal years, the Company has spent on average approximately 14% of its net revenues on research and development activities. Since its founding, the Company has been a leader in the introduction of technological advances, including: (i) the development of the most widely accepted metrology system for measuring ion implant dose on product wafers; (ii) the introduction of the first product to successfully combine different thin film measurement technologies in one system; (iii) the development of proprietary technologies significantly improving on existing thin film measurement capability; and (iv) the development of advanced metrology software dealing with signal processing, data analysis and pattern recognition. The Company intends to capitalize on its market leadership position, advanced technologies and portfolio of 69 U.S. and foreign patents to further broaden its existing high quality product lines. Management believes that continued product innovation and investment in research and development will help the Company increase its leadership position and overall profitability.

 . LEVERAGE EXISTING INFRASTRUCTURE. The Company believes that it has the opportunity to improve its operating margins by leveraging its existing infrastructure through increased sales. To support its worldwide growth, the Company has expended considerable resources in establishing its infrastructure, including a worldwide customer service and support organization and a state-of-the-art manufacturing facility.

 . PURSUE STRATEGIC ACQUISITIONS. The Company expects to capitalize on the recent consolidation trend in the process control metrology and wafer inspection industries by targeting strategic acquisitions. The Company expects to review selective opportunities to acquire businesses which would add to its portfolio of technologies and products.

  The Company's executive offices are located at 1250 Reliance Way, Fremont, California 94539. The Company's telephone number is (510) 490-3663.

                              THE RECAPITALIZATION

  Bain Capital began discussions with the Company's existing stockholders regarding a potential transaction in April 1996 and executed a letter of intent regarding such a transaction in August 1996. The letter of intent, among other things, outlined the general terms of the transaction and established the Company's equity value for purposes of a transaction. On December 18, 1996, investment funds associated with Bain Capital, the then existing stockholders of the Company and the Company entered into a Recapitalization Agreement. In pursuing the Recapitalization, Bain Capital considered, among other things, the following investment considerations: (i) the favorable long-term trends within the process control metrology market; (ii) the Company's dominant position in the process control metrology segments; and (iii) the Company's strong and experienced management team. Bain Capital believes that these favorable investment considerations, together with increases in EBITDA multiples for publicly-traded companies within the semiconductor capital equipment industry since the execution of the letter of intent in August 1996, made the Company an attractive investment opportunity for participants in the Recapitalization.

  In connection with the Recapitalization, the Company: (i) redeemed from its Existing Stockholders (as defined herein) approximately 86.6% of its outstanding capital stock for $96.9 million; (ii) converted its remaining outstanding capital stock to newly issued shares of preferred stock and common stock; (iii) repaid substantially all of its outstanding borrowings of approximately $27.1 million under existing loan agreements; and (iv) paid the fees and expenses of approximately $11.0 million related to the Recapitalization. In order to finance the Recapitalization, the Company: (i) issued $115.0 million in aggregate principal amount of Notes in the Offering;
(ii) received an equity contribution of $20.0 million in cash from an investor group comprised of investment funds associated with Bain Capital and their related investors (collectively, the "Bain Capital Funds"), Sutter Hill and members of the Company's senior management team, including Dr. Allan Rosencwaig, Anthony W. Lin, W. Lee Smith, David Willenborg and Jon L. Opsal (collectively, the "Management Investors"); and (iii) converted equity securities of its Existing Stockholders having a value of $15.0 million into newly issued shares of preferred stock and common stock (collectively with the equity investments to be made by the investors described in item (ii), the "Equity Contribution"). In connection with their participation in the Recapitalization, the Management Investors were also granted certain equity-based incentives. As a result of the Recapitalization, the Bain Capital Funds, Sutter Hill, the Management Investors and the Existing Stockholders hold securities representing approximately 58%, 17%, 13% and 12%, respectively, of the outstanding voting power of the Company. See "The Recapitalization," "Management" and "Principal Stockholders."

                              THE INITIAL OFFERING

Notes.....................  The Old Notes were sold by the Company on May 16,
                            1997 to BT Securities Corporation (the "Initial Purchaser") pursuant to a Purchase Agreement dated May 16, 1997 (the "Purchase Agreement"). The Initial Purchaser subsequently resold the Old Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to a limited number of institutional "accredited investors" (as defined in Rule 501(a)(1),(2),(3) or (7) under the Securities Act).

Registration Rights         Pursuant to the Purchase Agreement, the Company and
 Agreement................  the Initial Purchaser entered into a Registration
                            Agreement, dated as of May 15, 1997 (the
                            "Registration Agreement"), which grants the holders of the Old Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy such exchange rights which terminate upon the consummation of the Exchange Offer.

                               THE EXCHANGE OFFER

Securities Offered........  $115,000,000 aggregate principal amount of Series B
                            10 5/8% Senior Notes due 2004 of the Company.

The Exchange Offer........  $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of Old Notes. As of the date hereof, $115,000,000 aggregate principal amount of Old Notes are outstanding. The Company will issue the New Notes to holders on or promptly after the Expiration Date.

                            Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such New Notes. Each holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that, among other things, the New Notes will be acquired by the holder in the ordinary course of business and the holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such New Notes. Any holder that is unable to make such representations to the Company will not be eligible to participate in the Exchange Offer.

                            Any Participating Broker-Dealer that acquired Old Notes for its own account as a result of market-making activities or other trading activities may be a statutory underwriter. Each Participating Broker-Dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resale of New Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, they will make this Prospectus, as amended or supplemented, available to any Participating Broker-Dealer for use in connection with any such resale (provided that the Company has received notice from any Participating Broker-Dealer of its status as a Participating Broker-Dealer within 30 days after the Expiration Date). See "Plan of Distribution."

                            Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes could not rely on the position of the staff of the Commission enunciated in no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company.

Expiration Date...........  5:00 p.m., New York City time, on    , 1997 unless
                            the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended. The
                            Company will keep the Exchange Offer open for not less than 30 days

                            (or longer if required by applicable law) after the date on which notice of the Exchange Offer is mailed to the holders of the Old Notes. In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral and written notice and will mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. As a result of the terms of the Registration Agreement, it is unlikely that the Company would extend the Exchange Offer beyond the 45th day after the date of this Prospectus.

Accrued Interest on the
 New Notes and the Old      Each New Note will bear interest from its issuance
 Notes....................  date. Holders of Old Notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the issuance date of the New Notes. Such interest will be paid with the first interest payment on the New Notes to the persons who are registered holders of the New
                            Notes. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the New Notes.

Conditions to the           The Exchange Offer is subject to certain customary
 Exchange Offer...........  conditions, which may be waived by the Company. See
                            "The Exchange Offer--Conditions."

Procedures for Tendering
 Old Notes................  Each holder of Old Notes wishing to accept the
                            Exchange Offer must complete, sign and date the accompanying Letter of Transmittal, or a facsimile thereof or transmit an Agent's Message (as defined on page 69 of this Prospectus) in connection with a book-entry transfer, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, or such Agent's Message, together with the Old Notes and any other required documentation to the Exchange Agent (as defined on page 10 of this Prospectus) at the address set forth herein. By executing the Letter of Transmittal or Agent's Message, each holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, that neither the holder nor any such other person (i) has any arrangement or understanding with any person to participate in the distribution of such New Notes, (ii) is engaging or intends to engage in the distribution of such New Notes, or (iii) is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. See "The Exchange Offer--Purpose and Effect of the Exchange Offer" and "--Procedures for Tendering."

Untendered Old Notes......  Following the consummation of the Exchange Offer, holders of Old Notes eligible to participate but who do not tender their Old Notes will not have any further exchange rights and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Old Notes could be adversely affected.

Consequences of Failure
 to Exchange..............  The Old Notes that are not exchanged pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Old Notes may be resold only (i) to the Company, (ii) pursuant to Rule 144A or Rule 144 under the Securities Act or pursuant to some other exemption under the Securities Act, (iii) outside the United States to a foreign person pursuant to the requirements of Rule 904 under the Securities Act, or (iv) pursuant to an effective registration statement under the Securities Act. See "The Exchange Offer-- Consequences of Failure to Exchange."

Shelf Registration          If any holder of the Old Notes (other than any such
 Statement................  holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
                            Act) is not eligible under applicable securities laws to participate in the Exchange Offer, and such holder has provided information regarding such holder and the distribution of such holder's Old
                            Notes to the Company for use therein, the Company has agreed to register the Old Notes on a shelf registration statement (the "Shelf Registration
                            Statement") and use its best efforts to cause it to be declared effective by the Commission as promptly as practical on or after the consummation of the Exchange Offer. The Company has agreed to maintain the effectiveness of the Shelf Registration
                            Statement for, under certain circumstances, a maximum of two years, to cover resales of the Old
                            Notes held by any such holders.

Special Procedures for
 Beneficial Owners........  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering its Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. The Company will keep the Exchange Offer open for not less than twenty business days in order to provide for the transfer of registered ownership.

Guaranteed Delivery         Holders of Old Notes who wish to tender their Old
 Procedures...............  Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent (or comply with the procedures for book-entry transfer) prior to the Expiration Date must tender their Old Notes according to the guaranteed delivery procedures set forth in "The
                            Exchange Offer--Guaranteed Delivery Procedures."

Withdrawal Rights.........  Tenders may be withdrawn at any time prior to 5:00
                            p.m., New York City time, on the Expiration Date.

Acceptance of Old Notes
 and Delivery of New        The Company will accept for exchange any and all
 Notes....................  Old Notes which are properly tendered in the
                            Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The
                            Exchange Offer--Terms of the Exchange Offer."

Use of Proceeds...........  There will be no cash proceeds to the Company from the exchange pursuant to the Exchange Offer.

Exchange Agent............  IBJ Schroder Bank & Trust Company.

                                 THE NEW NOTES

General...................  The form and terms of the New Notes are the same as the form and terms of the Old Notes (which they replace) except that (i) the New Notes bear a Series B designation, (ii) the New Notes will be issued in a transaction that has been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and
                            (iii) the holders of New Notes will not be entitled to certain rights under the Registration Rights Agreement, including the provisions providing for liquidated damages in certain circumstances relating to the timing of the Exchange Offer, which rights will terminate when the Exchange Offer is consummated. See "The Exchange Offer--Purpose and Effect of the Exchange Offer." The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture. See "Description of Notes." The Old Notes and the New Notes are referred to herein collectively as the "Notes."

Maturity Date.............  May 15, 2004

Interest and Payment        May 15 and November 15 of each year, commencing
 Dates....................  November 15, 1997.

Optional Redemption.......  The New Notes are redeemable, in whole or in part, at the option of the Company on or after May 15, 2001, at the redemption prices set forth herein plus accrued and unpaid interest to the date of redemption. In addition, at any time on or before May 15, 2000, the Company, at its option, may redeem up to 40% (provided that such percentage shall decrease to 35% if an Initial Public Offering has not been consummated on or prior to November 15, 1998), of the aggregate principal amount of the Notes originally issued with the net proceeds of one or more Equity Offerings at the redemption prices set forth herein plus accrued and unpaid interest to the date of redemption; provided that at least $69.0 million aggregate principal amount of the Notes remains outstanding immediately after such redemption. "Description of Notes-- Redemption--Optional Redemption."

Mandatory Redemption......
                            In the event an Initial Public Offering is consummated prior to May 15, 2000, the Company shall be obligated to make an offer to purchase Notes in addition to Notes purchased pursuant to an optional redemption with the Net Cash Proceeds (as defined on page 91 of the Prospectus) thereof, subject to certain conditions. See "Description of Notes--Redemption--Mandatory Redemption Following
                            Initial Public Offering."

Change of Control.........
                            Upon a Change of Control, the Company will be obligated to make an offer to repurchase all of the outstanding New Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest and Additional Interest (as defined on page 66 of the Prospectus), if any, to the date of repurchase. See "Description of Notes--Change of Control."

Certain Asset Sales.......  In the event of certain Asset Sales, the Company is obligated to make a offer to repurchase on a pro rata basis that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon. See "Description of Notes--Certain Covenants--Limitations on Asset Sales."

Ranking...................  The New Notes will be, as the Old Notes (which they replace) are, senior unsecured obligations of the Company and will rank pari passu with any present and future senior indebtedness of the Company. The New Notes will be, as the Old Notes (which they replace) are, effectively subordinated in right of payment to all existing and future secured indebtedness and will be senior in right of payment to all existing and future subordinated indebtedness of the Company. As of July 6, 1997, the Company had approximately $0.2 million of secured indebtedness outstanding. In addition, as of July 6, 1997, the Company had unused borrowing capacity under the Bank Credit Facility of $22.2 million. See "Description of Bank Credit Facility."

Certain Covenants.........  The Indenture contains certain covenants for the benefit of the holders of the Notes that, among other things, limit the ability of the Company and any of its Restricted Subsidiaries (as defined herein) to: (i) enter into certain transactions with affiliates, (ii) pay dividends or make certain other restricted payments, (iii) consummate certain asset sales, (iv) enter into certain transactions with affiliates, (v) incur indebtedness that is senior in right of payment to the Notes, (vi) incur liens, (vii) impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company and its subsidiaries,
                            (viii) merge or consolidate with any other person or (ix) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company.

                                  RISK FACTORS

  Prospective investors should carefully consider the factors set forth under "Risk Factors," as well as the other information set forth in this Prospectus before tendering the Old Notes in exchange for the New Notes. Such risks include, among others, that: (i) the Company has a high level of indebtedness and its ability to service such debt is dependent on its future operating performance; (ii) the Company is restricted by the terms of its indebtedness;
(iii) the Company is dependent on the semiconductor industry, which experienced a downturn in 1996; (iv) the Company relies, in part, on patent, trade secret and trademark law to protect the technology used in its principal products; (v) the Company's operations are characterized by relatively high fixed costs; (vi) the semiconductor capital equipment industry is highly competitive; (vii) two customers accounted for approximately 13% and 10% of the Company's net revenues in Fiscal 1997, and three customers accounted for 21%, 13% and 13% of the Company's net revenues for the three-month period ended July 6, 1997; (viii) approximately 50% of the Company's sales are made through independent sales representatives; (ix) international sales accounted for approximately 59.7% and 44.2% of the Company's total revenues for Fiscal 1997 and the first quarter of Fiscal 1998, respectively; (x) the semiconductor capital equipment industry as a whole is characterized by rapidly changing technology and industry standards;
(xi) the Company's systems typically have lengthy sales cycles; (xii) certain of the components and subassemblies included in the Company's systems are obtained from a single source or a limited group of suppliers; and (xiii) the Company produces all of its products in a single manufacturing facility located in Fremont, California.

                       SUMMARY HISTORICAL FINANCIAL DATA

  The following summary historical financial data as of March 31, 1996 and April 6, 1997 and for the Fiscal Years ended April 2, 1995, March 31, 1996 and April 6, 1997 were derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The summary historical financial data as of March 28, 1993, March 27, 1994 and April 2, 1995 and for the Fiscal Years ended March 28, 1993 and March 27, 1994 was derived from the audited consolidated financial statements of the Company not included in this Prospectus. The summary historical financial data as of July 6, 1997 and for the three-month periods ended July 7, 1996 and July 6, 1997 were derived from the Company's unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the financial condition and results of operations for such periods. The information contained in this table should be read in conjunction with "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and accompanying notes thereto included elsewhere in this Prospectus.

                                                                            THREE-MONTH
                                       FISCAL YEAR (1)                   PERIOD ENDED (1)
                          ---------------------------------------------  ------------------
                                                                         JULY 7,   JULY 6,
                          1993 (2)   1994     1995     1996      1997      1996      1997
                          --------  -------  -------  -------  --------  --------  --------
                                   (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net revenues............   $14,250  $20,770  $55,675  $79,293  $109,493  $ 28,715  $ 28,205
Cost of revenues........    10,561   11,262   25,024   35,027    49,795    12,893    13,263
                          --------  -------  -------  -------  --------  --------  --------
Gross margin............     3,689    9,508   30,651   44,266    59,698    15,822    14,942
Research and
 development............     5,372    3,586    5,942   10,072    13,050     3,025     4,488
Selling, general and
 administrative.........     7,508    9,092   13,299   18,704    22,004     5,893     5,026
Amortization of goodwill
 and purchased
 intangibles............     1,912    1,912    1,912    1,912     1,275       478       --
Recapitalization and
 related expenses.......       --       --       --       --        --        --      2,888
                          --------  -------  -------  -------  --------  --------  --------
Operating income (loss).   (11,103)  (5,082)   9,498   13,578    23,369     6,426     2,540
Interest expense........     1,320    1,543    1,998    1,722     1,621       432     2,193
Interest income.........      (145)    (331)    (102)    (247)     (346)      (45)     (169)
Other (income) expense,
 net....................       345      125      115      138       (14)       26         5
                          --------  -------  -------  -------  --------  --------  --------
Income (loss) before
 provision for income
 taxes..................   (12,623)  (6,419)   7,487   11,965    22,108     6,013       511
Provision for income
 taxes..................       --       --       --     4,684     9,007     2,510       200
                          --------  -------  -------  -------  --------  --------  --------
Net income (loss).......  ($12,623) ($6,419)  $7,487   $7,281   $13,101  $  3,503  $    311
                          ========  =======  =======  =======  ========  ========  ========
OTHER FINANCIAL DATA:
EBITDA calculation:
  Operating income
   (loss)...............  $(11,103) $(5,082)  $9,498  $13,578   $23,369  $  6,426  $  2,540
  Depreciation and
   amortization.........     3,167    2,965    2,998    3,607     3,744     1,049     1,036
                          --------  -------  -------  -------  --------  --------  --------
EBITDA (3)..............    (7,936)  (2,117)  12,496   17,185    27,113     7,475     3,576
Cash provided by (used
 in) operating
 activities.............    (9,797)  (6,006)     451    5,867    11,860     1,990      (969)
Cash used in investing
 activities.............    (1,456)    (299)  (2,048)  (4,965)   (1,575)     (964)   (1,939)
Cash provided by (used
 in) financing
 activities.............     9,003    6,304    7,630   (1,278)     (851)     (532)      184
Capital expenditures....     1,031       60    1,616    4,361     1,091       554       780
Ratio of earnings to
 fixed charges (4)......       N/A      N/A      4.4x     6.9x     11.8x     14.9x      1.2x
BALANCE SHEET DATA:
Working capital.........   $(3,800) $(6,484) $17,240  $23,740   $38,720            $ 42,333
Total assets............    22,368   23,039   45,081   53,056    68,620              82,340
Long-term debt..........    23,692   24,171   24,838   25,556    25,273             115,000
Shareholders' equity
 (net capital
 deficiency)............   (18,191) (22,845)    (379)   6,903    20,145             (69,774)

-------

(1) The Company's Fiscal Year refers to the 52/53 week period ending on the Sunday on or nearest preceding March 31 of each year for periods prior to 1997 and the Sunday on or following March 31 of each year for periods thereafter. The three-month periods ended July 7, 1996 and July 6, 1997 include 14 weeks and 13 weeks of operating results, respectively.
(2) In Fiscal 1993, the Company's results were affected by several factors that reduced the Company's overall operating income and EBITDA. The Company's financial results included: (i) an increase in selling, general and administrative expenses primarily as a result of the expansion of the Company's Japanese subsidiary; (ii) a decrease in gross margin associated with a discontinued product line; and (iii) an increase in research and development expenses associated with the development of the Opti-Probe system.
(3) "EBITDA" is defined herein as income before income taxes, plus depreciation, amortization, net interest expense and other non-operating (income) expenses, net. EBITDA is presented because the Company believes it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles. Additionally, EBITDA as defined herein may not be comparable to similarly titled measures reported by other companies.
(4) For purposes of computing this ratio, earnings consists of income before income taxes plus fixed charges. Fixed charges consist of interest expense and the estimated interest portion of rent expense. Earnings were insufficient to cover fixed charges by $11.1 million and $4.7 million for the Fiscal Years ended March 28, 1993 and March 27, 1994, respectively.

                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

  The following summary unaudited pro forma financial data give effect to the Recapitalization as if it had occurred as of the beginning of the periods presented. The summary unaudited pro forma statement of operations data and other data do not purport to represent what the Company's results of operations actually would have been if the Recapitalization had actually occurred as of the beginning of the periods presented or what such results will be for any future periods. The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase or decrease in the indebtedness of the Company. As such, no effect has been given to the Exchange Offer in the pro forma financial data included herein. The information contained in this table should be read in conjunction with "Unaudited Pro Forma Financial Data," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and accompanying notes thereto included elsewhere in this Prospectus.

                                                               PRO FORMA
                                                              THREE-MONTH
                                         PRO FORMA          PERIOD ENDED(1)
                                     FISCAL YEAR ENDED -------------------------
                                     APRIL 6, 1997(1)  JULY 7, 1996 JULY 6, 1997
                                     ----------------- ------------ ------------
                                               (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net revenues.......................      $109,493         28,715       28,205
Cost of revenues...................        49,795         12,893       13,263
                                         --------         ------       ------
Gross margin.......................        59,698         15,822       14,942
Research and development...........        13,050          3,025        4,488
Selling, general and
 administrative....................        23,004          6,143        5,276
Amortization of goodwill and
 purchased intangibles.............         1,275            478          --
Recapitalization and related
 expenses..........................           --             --         2,888
                                         --------         ------       ------
Operating income...................        22,369          6,176        2,290
Interest expense...................        13,940          3,507        3,507
Interest income....................          (346)           (45)        (169)
Other (income) expense, net........           (14)            26            5
                                         --------         ------       ------
Income (loss) before provision for
 income taxes......................         8,789          2,688       (1,053)
Provision for (benefit from) income
 taxes.............................         3,581          1,180         (412)
                                         --------         ------       ------
Net income (loss)..................      $  5,208         $1,508       $ (641)
                                         ========         ======       ======
OTHER FINANCIAL DATA:
EBITDA calculation:
  Operating income.................      $ 22,369          6,176        2,290
  Depreciation and amortization....         3,744          1,049        1,036
                                         --------         ------       ------
EBITDA (2).........................        26,113          7,225        3,326
Depreciation and amortization......         3,744          1,049        1,036
Capital expenditures...............         1,091            554          780
Ratio of earnings to fixed charges
 (3)...............................           1.6x           1.7x         N/A

--------

(1) The Company's Fiscal Year refers to the 52/53 week period ending on the Sunday on or nearest preceding March 31 of each year for periods prior to 1997 and the Sunday on or following March 31 of each year for periods thereafter. The three-month periods ended July 7, 1996 and July 6, 1997 include 14 weeks and 13 weeks of operating results, respectively.

(2) "EBITDA" is defined herein as income before income taxes, plus depreciation, amortization, net interest expense and other non-operating (income) expenses, net. EBITDA is presented because the Company believes it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles. Additionally, EBITDA as defined herein may not be comparable to similarly titled measures as reported by other companies.


(3) For purposes of computing this ratio, earnings consists of income before income taxes plus fixed charges. Fixed charges consist of interest expense and the estimated interest portion of rent expense. The Company's pro forma earnings were insufficient to cover fixed charges by $1.1 million for the three-month period ended July 6, 1997.

                                 RISK FACTORS

  Prospective investors should carefully consider the following factors in addition to the other information set forth in this Prospectus before tendering the Old Notes for the New Notes. This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those identified below as well as those discussed elsewhere in this Prospectus.

RISKS ASSOCIATED WITH A HIGH LEVEL OF INDEBTEDNESS AND ABILITY TO SERVICE DEBT

  The Company incurred substantial indebtedness in connection with the Recapitalization. At July 6, 1997, the Company's long-term indebtedness was approximately $115.2 million and its net capital deficiency (including mandatorily redeemable preferred stock) was $69.8 million. The Company's pro forma earnings were insufficient to cover fixed charges by $1.1 million for the first quarter of Fiscal 1998. In addition, as of July 6, 1997, the Company had unused borrowing capacity of $22.2 million under the Bank Credit Facility (as defined herein). Furthermore, subject to the restrictions in the Bank Credit Facility and the Indenture, the Company may incur additional indebtedness, including secured indebtedness, from time to time to finance acquisitions, capital expenditures, working capital, make certain deferred payments to the Company's executive officers or for other purposes.

  The level of the Company's indebtedness could have important consequences to holders of the Notes, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the repayment of indebtedness and will not be available for other purposes; (ii) the Company's future ability to obtain additional debt financing for working capital, capital expenditures, acquisitions or other purposes may be limited; and (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in the industry and general economic conditions and its ability to withstand a prolonged downturn in the semiconductor industry. Certain of the Company's competitors currently operate on a less leveraged basis and have significantly greater operating and financing flexibility than the Company.

  The Company's ability to pay interest on the Notes and to satisfy its other debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control. The Company anticipates that its operating cash flow, together with borrowings under the Bank Credit Facility, will be sufficient to meet its operating expenses and to service its debt requirements as they become due. However, if the Company is unable to generate sufficient cash flow from operations to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness, or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. In addition, in the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Secured Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

  The Indenture restricts, among other things, the Company's ability to: incur additional indebtedness; incur liens; pay dividends or make certain other restricted payments; consummate certain asset sales; enter into certain transactions with affiliates; incur indebtedness that is subordinate in right of payment to any indebtedness and not subordinated in right of payment to the Notes; impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company; merge or consolidate with any other person; or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. See "Description of Notes-- Certain Covenants." In addition, the Bank Credit Facility contains other and more restrictive covenants and will prohibit the Company from prepaying its indebtedness (including the Notes). The Bank Credit Facility also requires the Company to maintain specified financial ratios and satisfy certain financial condition tests. The Company's ability to meet those financial ratios and tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. A breach of any of these covenants could result in a default under the Bank Credit Facility and/or the Indenture. If an event of default should occur under the Bank Credit Facility, the lenders can elect to declare all amounts of principal outstanding under the Bank Credit Facility, together with all accrued interest, to be immediately due and payable. If the Company were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. If the Bank Credit Facility indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company, including the Notes. Substantially all the assets of the Company, together with all of the capital stock of each of its domestic subsidiaries and 65% of the capital stock of each of its first tier foreign subsidiaries, are pledged as security under the Bank Credit Facility. See "Description of Bank Credit Facility."

DEPENDENCE ON SEMICONDUCTOR INDUSTRY; CURRENT INDUSTRY CONDITIONS

  The Company's business depends in large part upon the capital expenditures of semiconductor manufacturers, which, in turn, depend upon the current and anticipated market demand for semiconductors and products utilizing semiconductors. The semiconductor industry is cyclical and has historically experienced periodic downturns, which have often resulted in a decrease in the semiconductor industry's demand for capital equipment, including process control metrology systems. There is typically a six to twelve month lag between changes in the semiconductor industry and the related impact on the level of capital expenditures. In most cases, the resulting decrease in capital expenditures has been more pronounced than the precipitating downturn in semiconductor industry revenues. The semiconductor industry experienced a downturn in 1996, during which industry revenues declined by an estimated 9.4% (as reported by Dataquest). As a result, there has been an overall decrease in the level of capital expenditures during the first half of 1997, which is expected to continue throughout the remainder of 1997. Dataquest forecasts that sales of semiconductor capital equipment will decrease by approximately 18% in 1997. As a result of increased market penetration, the Company's revenues for the first quarter of Fiscal 1998 have remained relatively equal to those of the comparable quarter for the prior year and the Company currently does not have any plans to reduce its production levels during the remainder of Fiscal 1998. Although there are indications that the semiconductor industry is beginning to recover, there can be no assurance that the industry will continue to improve nor can there be any assurance that the industry will not experience other, possibly more severe and prolonged downturns in the future. The anticipated decrease in the level of capital expenditures by the semiconductor industry could have a material adverse effect on the Company's business, financial condition and results of operation. In addition, the need for continued investment in research and development and extensive ongoing customer service and support capability will limit the Company's ability to reduce its expenses during a downturn in the semiconductor industry. See "--Risks Associated with Fixed Costs" and "Industry Overview."

RELIANCE ON PATENTS AND OTHER INTELLECTUAL PROPERTY

  The Company's future success and competitive position depend in part upon its ability to obtain and maintain certain proprietary technology used in its principal products, and the Company relies, in part, on patent, trade secret and trademark law to protect that technology. The Company has obtained a number of patents relating to its two key products, the Opti-Probe and Therma-Probe systems. The Company owns 24 U.S. patents with expiration dates ranging from 1999 to 2013 and has filed applications for two additional U.S. patents. In addition, the Company owns 45 foreign patents with expiration dates ranging from 1999 to 2013 and has filed applications for additional foreign patents.

  There can be no assurance that any of the Company's pending patent applications will be approved, that the Company will develop additional proprietary technology that is patentable, that any patents owned by or issued to the Company will provide the Company with competitive advantages or that these patents will not be challenged by any third parties. Furthermore, there can be no assurance that third parties will not design around the Company's patents. Any of the foregoing results could have a material adverse effect on the Company's business or the Company's financial condition.

  In addition to patent protection, the Company relies upon trade secret protection for its confidential and proprietary information and technology. The Company routinely enters into confidentiality agreements with its employees. However, there can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's confidential and proprietary information and technology will not be independently developed by or become otherwise known by third parties.

  The commercial success of the Company will also depend, in part, on its ability to avoid infringing or misappropriating any patents or other proprietary rights owned by third parties. If the Company is found to infringe or misappropriate a third party's patent or other proprietary rights, the Company could be required to pay damages to the third party, alter its products or processes, obtain a license from the third party or cease certain activities, including making or selling certain products. If the Company is required to do any of the foregoing, there can be no assurances that the Company will be able to do so on commercially favorable terms, if at all. The Company's inability to do any of the foregoing on commercially favorable terms could have a material adverse impact on the Company's business or the Company's financial condition.

  Litigation may be necessary to enforce any patents issued to or licensed to the Company or to determine the scope and/or validity of a third party's patent or other proprietary rights. Any such litigation, regardless of outcome, could be expensive and time consuming and, as discussed above, could subject the Company to significant liabilities or require the Company to cease using certain technology and, consequently, could have a material adverse effect on the Company's business or the Company's financial condition.

  The Company is currently the plaintiff in certain patent infringement suits filed against Jenoptik GmbH ("Jenoptik"), a German competitor, in the United States and Germany claiming infringement of certain of the Company's patents relating to the ion implant measurement technology utilized by the Company's Therma-Probe system. In both of these actions, Jenoptik denies infringement and has alleged that such patents are invalid. A material adverse effect on the Company's business or the financial condition could occur if one or more of the Company's U.S. patents and/or European patents are found to be invalid. See "Business--Legal Proceedings."

RISKS ASSOCIATED WITH FIXED COSTS

  The Company's operations are characterized by relatively high fixed costs due to the need for continued investment in research and development and extensive ongoing customer service and support capability. In addition, because of the Company's emphasis on research and development and technological innovation, there can be no assurance that the fixed costs associated with the Company's manufacturing processes will not increase in the future. Therefore, the Company's operating results could be adversely affected depending on the level of revenues relative to fixed costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview."

COMPETITION

  The semiconductor capital equipment industry is highly competitive. The Company faces substantial competition in each of the markets it serves from established competitors, some of which have greater financial, engineering, manufacturing and marketing resources than the Company. Many of the Company's competitors are investing heavily in the development of new products aimed at applications currently served by the Company. The Company's competitors in each product area can be expected to continue to improve the design and performance of their products and to introduce new products with competitive prices and performance characteristics. Although the Company has not historically been forced to reduce its prices, there can be no assurance that competitive pressures will not necessitate price reductions, adversely affecting operating results, in the future. Although the Company believes that it has certain technical and other advantages over its competitors, maintaining such advantages will require a continued high level of investment by the Company in research and development and sales and marketing. There can be no assurance that the Company will have sufficient resources to continue to make such investments or that the Company will be able to make the technological advances necessary to maintain such competitive advantages.

  The market for the Company's products is characterized by rapidly changing technology and evolving industry standards. There can be no assurance that the current technology base within the Company can be advanced to address all customer needs. In addition, the Company believes that once a device manufacturer has selected a particular vendor's capital equipment, that manufacturer generally relies upon that vendor's equipment for that specific production line application and, to the extent possible, subsequent generations of that vendor's systems. Accordingly, it may be difficult to achieve significant sales to a particular customer once another vendor's capital equipment has been selected by that customer unless there are compelling reasons to do so, such as significant performance or cost advantages.

CONCENTRATION OF CUSTOMERS

  During Fiscal 1997, sales to Intel Corporation ("Intel") and Samsung Semiconductor Inc. ("Samsung") accounted for approximately 13% and 10%, respectively, of the Company's net revenues, and sales to the Company's top twenty customers in the aggregate accounted for approximately 78% of the Company's net revenues. During the first quarter of Fiscal 1998 sales to Intel, Taiwan Semiconductor Corporation and Hyundai Corporation accounted for 21%, 13% and 13% of the Company's net revenues, respectively, and sales to the Company's top twenty customers in the aggregate accounted for substantially all the Company's net revenues. As customers seek to establish closer relationships with their suppliers, the Company expects that its customer base will continue to become more concentrated. If, for any reason, any of its key customers were to purchase significantly less of the Company's products in the future, such decreased level of purchases could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Customers."

RELIANCE ON MANUFACTURERS' SALES REPRESENTATIVES

  Approximately 50% of the Company's sales are made through manufacturers' sales representatives, including all of the Company's sales to customers located in Japan and Taiwan. The activities of these representatives are not within the control of the Company, and they may sell products manufactured by other manufacturers. In addition, in some locations the Company's manufacturing sales representatives also provide field service to the Company's customers. A reduction in the sales efforts or financial viability of such manufacturers' sales representatives, or a termination of the Company's relationship with such representatives, could adversely affect the Company's sales, financial results and ability to support its customers. Although management believes that it maintains good relations with its sales representatives, there can be no assurance that such relationships will continue. See "Business--Sales and Marketing."

RISKS ASSOCIATED WITH INTERNATIONAL SALES

  International sales accounted for approximately 59.7% and 44.2% of the Company's total revenues for Fiscal 1997 and the first quarter of Fiscal 1998, respectively. The Company anticipates that international sales will continue to account for a significant portion of its revenue in the foreseeable future. International sales are subject to certain risks, including unexpected changes in regulatory requirements, tariffs and other market barriers, political and economic instability, potentially adverse tax consequences, natural disasters, outbreaks of hostilities, difficulties in accounts receivable collection, extended payment terms, difficulties in managing foreign sales representatives and difficulties in staffing and managing foreign branch operations. Since a substantial majority of the Company's international sales are denominated in U.S. dollars, sales to international customers may be affected by fluctuations in the U.S. dollar, which could increase the sales price in local currencies of the Company's products. The Company is also subject to the risks associated with the imposition of legislation and import and export regulations. The Company cannot predict whether tariffs, quotas, duties, taxes or other changes or restrictions will be implemented by the United States or other country upon the import or export of the Company's products in the future. In addition, the laws of certain countries in which the Company's products are or may be sold may not provide the Company's products and intellectual property rights with the same degree of protection as the laws of the United States. There can be no assurance that these factors will not have a material adverse effect on the Company's business, financial condition or results of operations.

NEW PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE

  The semiconductor capital equipment industry as a whole is characterized by rapidly changing technology and industry standards, along with frequent new product introductions. The Company's success in these markets will depend upon its ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. Failure to do so could harm the Company's competitive position. There can be no assurance that the Company will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner, or that products or technologies developed by others will not render the Company's products or technologies obsolete or noncompetitive. A fundamental shift in technology in the Company's product markets could have a material adverse effect on the Company, particularly in light of the fact that the Company derives substantially all of its revenues from sales of its two products, the Opti-Probe and Therma-Probe systems.

LENGTHY SALES CYCLE

  Sales of the Company's systems depend, in significant part, upon the decision of a prospective customer to increase its existing capacity by either constructing new fabs or expanding its existing fabs, either of which typically involves a significant capital commitment. In view of the significant investment involved in a system purchase, the Company may experience delays in obtaining purchase orders while the customer plans for such expansion and evaluates and receives approvals for the purchase of the Company's systems. Due to these and other factors, the Company's systems typically have lengthy sales cycles during which the Company may expend substantial funds and management effort. In addition, lengthy sales cycles subject the Company to a number of significant risks, including inventory obsolescence and fluctuations in operating results over which the Company has little or no control.

DEPENDENCE ON SUPPLIERS

  Certain of the components and subassemblies included in the Company's systems are obtained from a single source or a limited group of suppliers. Although the Company seeks to reduce dependence on those sole and limited source suppliers, the partial or complete loss of certain of these sources could have at least a temporary adverse effect on the Company's results of operations and damage customer relationships. Further, a significant increase in the price of one or more of these components could adversely affect the Company's results of operations.

RISKS ASSOCIATED WITH A SINGLE MANUFACTURING FACILITY

  The Company produces all of its products in its manufacturing facility located in Fremont, California. The Company's manufacturing processes are highly complex and require sophisticated and costly equipment. As a result, any prolonged disruption in the operations of the Company's manufacturing facility, whether due to technical or labor difficulties, destruction of or damage to this facility as a result of an earthquake, fire or other reason, could have a material adverse effect on the Company's financial condition or results of operations. See "Business--Facilities."

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends to a significant degree upon the continued contributions of key management, engineering, sales and marketing, customer support, finance and manufacturing personnel, certain of whom would be difficult to replace. The loss of the services of certain of these executives could have an adverse effect on the Company. There can be no assurance that the services of such personnel will continue to be available to the Company. The Company entered into employment agreements with certain members of its senior management team in connection with the Recapitalization. In addition, the Company believes that its success depends on its ability to attract and retain additional qualified employees and that the failure to recruit such other skilled personnel could have a material adverse effect on the Company. The Company maintains and is the named beneficiary under key-man life insurance policies for Messrs. Rosencwaig, Willenborg and Opsal in the amounts of $500,000; $100,000; and $250,000, respectively. Mr. Rosencwaig's spouse is also a named beneficiary under his key-man life insurance policy in the additional amount of $1,000,000. See "Management--Employment Agreements."

ENVIRONMENTAL LIABILITIES; OTHER GOVERNMENTAL REGULATIONS

  The Company is subject to various federal, state, local and foreign environmental laws and regulations relating to the discharge, storage, treatment, handling, and disposal of certain materials, substances and water used in or resulting from its operations and the remediation of contamination associated with releases of hazardous substances both at the Company's facilities and at offsite disposal locations. The Company's operations are also governed by laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous substances in the workplace. The nature of the Company's operations expose it to the risk of liabilities or claims with respect to environmental and workplace health and safety matters, and there can be no assurance that material costs will not be incurred in connection with such liabilities or claims.

  Based on information currently available to management, management believes that the cost of compliance with existing environmental and health and safety laws and regulations (and liability for known environmental conditions) will not have a material adverse effect on the Company's business, financial condition or results of operations. However, management cannot predict which environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted, nor can it predict the amount of future expenditures which may be required in order to comply with such environmental or health and safety laws or regulations or the respond to such environmental claims.

CONTROLLING STOCKHOLDERS

  The Bain Capital Funds hold approximately 58% of the Company's outstanding voting stock. In addition, the Bain Capital Funds and substantially all of the Company's other stockholders have entered into a stockholders and/or voting agreement regarding, among other things, the voting of such stock. By virtue of such stock ownership and these agreements, the Bain Capital Funds has the power to control all matters submitted to stockholders of the Company, to elect a majority of the directors of the Company and to exercise control over the business, policies and affairs of the Company. The interests of the Bain Capital Funds as equity holders may differ from the interests of holders of the Notes. See "Certain Relationships and Related Transactions--Stockholders Agreement."

ABILITY TO PURCHASE NOTES UPON A CHANGE OF CONTROL

  Upon a Change of Control, each holder of Notes will have the right to require the Company to repurchase its Notes at 101% of the principal amount thereof plus accrued and unpaid interest outstanding, if any, to the date of repurchase. The source of funds for any such repurchase will be the Company's available cash or cash generated from operating or other sources, including borrowing, sales of assets, sales of equity or funds provided by a new controlling person. A Change of Control will likely trigger an event of default under the Bank Credit Facility which would permit the lenders thereto to accelerate collection of the debt under the Bank Credit Facility. However, there can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required repurchases of Notes tendered and to repay debt under the Bank Credit Facility. Any future credit agreements or other agreements relating to secured indebtedness to which the Company may become party may contain similar restrictions and provisions. See "Description of Notes" and "Description of Bank Credit Facility."

  In addition, the provisions of the Indenture relating to a Change of Control may not afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect holders, if such transaction does not constitute a Change of Control. Moreover, certain events with respect to the Company which may involve an actual change of control of the Company may not constitute a Change of Control for purposes of the Indenture.

RISKS ASSOCIATED WITH FRAUDULENT CONVEYANCE LIABILITY

  In connection with the Recapitalization, the Company incurred substantial indebtedness, including the indebtedness under the Notes. If under relevant federal and state fraudulent conveyance statutes in a bankruptcy, reorganization or rehabilitation case or similar proceeding or a lawsuit by or on behalf of unpaid creditors of the Company, a court were to find that, at the time the Notes were issued, (i) the Company issued the Notes, with the intent of hindering, delaying or defrauding current or future creditors or
(ii)(A) the Company received less than reasonably equivalent value or fair consideration for issuing the Notes, and (B) the Company, (1) was insolvent or was rendered insolvent by reason of the Recapitalization and/or such related transactions, (2) was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital, (3) intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured

(as all of the foregoing terms are defined in or interpreted under such fraudulent conveyance statutes) or (4) was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment, the judgment is unsatisfied), such court could avoid or subordinate the Notes to presently existing and future indebtedness of the Company and take other action detrimental to the holders of the Notes, including, under certain circumstances, invalidating the Notes.

  The measure of insolvency for purposes of the foregoing considerations will vary depending upon the federal or local law that is being applied in any such proceeding. Generally, however, the Company would be considered insolvent if, at the time it incurs the indebtedness constituting the Notes, either (i) the fair market value (or fair saleable value) of its assets is less than the amount required to pay its total existing debts and liabilities (including the probable liability on contingent liabilities) as they become absolute and matured or (ii) it is incurring debts beyond its ability to pay as such debts mature.

  The Company's Board of Directors (as constituted following the Recapitalization) and management believe that at the time of its issuance of the Notes, the Company: (i) will (A) be neither insolvent nor rendered insolvent thereby, (B) have sufficient capital to operate its business effectively and (C) be incurring debts within its ability to pay as the same mature or become due and (ii) will have sufficient resources to satisfy any probable money judgment against it in any pending action. In reaching the foregoing conclusions, the Company has relied upon its analysis of internal cash flow projections and estimated values of assets and liabilities of the Company. There can be no assurance, however, the such analysis will prove to be correct or that a court passing on such questions would reach the same conclusions.

ABSENCE OF A PUBLIC MARKET COULD ADVERSELY AFFECT THE VALUE OF THE NOTES

  The Old Notes were issued to, and the Company believes are currently owned by, a relatively small number of beneficial owners. Prior to the Exchange Offer, there has not been any public market for the Old Notes. The Old Notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for New Notes by holders who are entitled to participate in this Exchange Offer. The holders of Old Notes (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who are not eligible to participate in the Exchange Offer are entitled to certain registration rights, and the Company is required to file a Shelf Registration Statement with respect to such Old Notes. The New Notes will constitute a new issue of securities with no established trading market. The Company does not intend to list the New Notes on any national securities exchange or seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Initial Purchaser has advised the Company that it currently intends to make a market in the New Notes, but it is not obligated to do so and may discontinue such market making at any time. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the Exchange Offer and the pendency of the Shelf Registration Statement. The liquidity of the New Notes could be adversely affected if there are a relatively small number of holders of the New Notes or if only a limited amount of New Notes are issued as a result of Old Notes not being tendered in the Exchange Offer. Accordingly, no assurance can be given that an active public or other market will develop for the New Notes or as to the liquidity of the trading market for the New Notes. If a trading market does not develop or is not maintained, holders of the New Notes may experience difficulty in reselling the New Notes or may be unable to sell them at all. If a market for the New Notes develops, any such market may be discontinued at any time. See "The Exchange Offer."

  If a public trading market develops for the New Notes, future trading prices of such securities will depend on many factors including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the New Notes may trade at a discount from their principal amount.

FAILURE TO FOLLOW EXCHANGE OFFER PROCEDURES COULD ADVERSELY AFFECT HOLDERS

  Issuance of the New Notes in exchange for the Old Notes pursuant to the Exchange Offer will be made only after a timely receipt by the Company of such Old Notes, a properly completed and duly executed Letter of

Transmittal or Agent's Message and all other required documents. Therefore, holders of the Old Notes desiring to tender such Old Notes in exchange for New Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to the tenders of Old Notes for exchange. Old Notes that are not tendered or are tendered but not accepted will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof, and, upon consummation of the Exchange Offer, certain registration rights under the Registration Agreement will terminate. In addition, any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes may be deemed to have received restricted securities, and if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a Prospectus in connection with any resale of such New Notes. See "Plan of Distribution." To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes could be adversely affected. See "The Exchange Offer."

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements, including, without limitation, statements concerning the Company's operations, economic performance and financial condition, including in particular statements relating to the Company's business and growth strategy. The words "believe, " "expect," "anticipate" and other similar expressions generally identify forward-looking statements. Holders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified under "Risk Factors" and elsewhere in this Prospectus and other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating such forward-looking statements include changes in external market factors, changes in the Company's business or growth strategy or an inability to execute its strategy due to changes in its industry or the economy generally, the emergence of new or growing competitors and various other competitive factors. In light of these risks and uncertainties, there can be no assurance that the matters referred to in the forward-looking statements contained in this Prospectus will in fact occur.

RISKS ASSOCIATED WITH THE COMPANY'S OBLIGATIONS UNDER EXECUTIVE STOCK
AGREEMENTS

  In connection with Recapitalization, the Company entered into an Executive Stock Agreement with each of the Management Investors (collectively, the "Stock Agreements"). Pursuant to the Stock Agreements, the Company, among other things, granted the Management Investors options to purchase an aggregate of 1,128,749 shares of Common Stock, which collectively have an aggregate exercise price of approximately $16.7 million. Under the terms of the Stock Agreements, each of the Management Investors is entitled to pay the exercise price of his options through the issuance of a full recourse promissory note to the Company. Assuming that the Management Investors would otherwise have to pay cash to the Company to exercise such options, holders of the Notes could be adversely effected in the event that the Management Investors fail to repay such promissory notes in accordance with their terms. See "Management--Stock Plans."

                              THE RECAPITALIZATION

  Bain Capital began discussions with the Company's existing stockholders regarding a potential transaction in April 1996 and executed a letter of intent regarding such a transaction in August 1996. The letter of intent, among other things, outlined the general terms of the transaction and established the Company's equity value for purposes of a transaction. In pursuing the Recapitalization, Bain Capital considered, among other things, the following investment considerations: (i) the favorable long-term trends within the process control metrology market; (ii) the Company's dominant position in the process control metrology segments; and (iii) the Company's strong and experienced management team. Bain Capital believes that these favorable investment considerations, together with increases in EBITDA multiples for publicly-traded companies within the semiconductor capital equipment industry since the execution of the letter of intent, make the Company an attractive investment opportunity for participants in the Recapitalization.

  On December 18, 1996, the Bain Capital Funds and Toray Industries, Inc., Toray Industries (America), Inc. (collectively, "Toray") and Shimadzu Corporation ("Shimadzu" and, collectively with Toray, the "Existing Stockholders") and the Company entered into a Recapitalization Agreement (the "Recapitalization Agreement"). Pursuant to the Recapitalization Agreement: (i) the Company redeemed from the Existing Stockholders approximately 86.6% of their existing shares of the common stock of the Company (the "Old Common Stock"); (ii) the Bain Capital Funds and Sutter Hill purchased from the Company shares of Old Common Stock; (iii) the Existing Stockholders converted all of their shares of Old Common Stock not otherwise redeemed for newly authorized and issued shares of Series A Voting Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), Class L Common Stock, par value $0.01 per share ("Class L Common") and Class A Common Stock, par value $0.01 per share ("Class A Common") of the Company; and (iv) the Bain Capital Funds and Sutter Hill converted all of their shares of Old Common Stock for newly authorized and issued shares of Class L Common and Class A Common. As part of the Recapitalization, the Company also: (i) repaid substantially all of its outstanding borrowings under existing loan agreements and (ii) paid fees and expenses related to the Recapitalization.

  The Company used approximately $150.0 million to complete the Recapitalization, including the payment of related fees and expenses. In order to finance the Recapitalization, the Company: (i) issued $115.0 million in aggregate principal amount of Notes in the Offering; (ii) received an equity contribution of $20.0 million in cash from the Bain Capital Funds, Sutter Hill and the Management Investors; and (iii) converted equity securities received from its Existing Stockholders having a value of $15.0 million into shares of Preferred Stock and Common Stock. The Company had cash and cash equivalents of approximately $14.0 million at July 6, 1997.

  In connection with the Recapitalization, the Management Investors: (i) purchased an aggregate of 1,226,331 shares of Class A Common and 136,258 shares of Class L Common; (ii) purchased an aggregate of 1,128,749 shares of non-voting Class B Common Stock, par value $0.01 per share (the "Class B Common"), which is subject to quarterly vesting over a five-year period; and (iii) received options to purchase an aggregate of 1,128,749 shares of Class B Common. See "Management--Stock Plans."

  The transaction will be accounted for as a recapitalization, under which the purchase and redemption of the shares of Old Common Stock will be accounted for as an equity transaction. The historical financial reporting basis of the assets and liabilities will be retained since purchase accounting is not prescribed under Generally Accepted Accounting Principles.

  The foregoing transactions are collectively referred to herein as the "Recapitalization." The Class A Common, Class B Common and Class L Common are sometimes referred to herein collectively as the "Common Stock." For a description of the terms of each class of Common Stock, see "Principal Stockholders."

                                USE OF PROCEEDS

  The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Agreement. The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes contemplated in this Prospectus, the Company will receive Old Notes in like principal amount, the form and terms of which are the same as the form and terms of the New Notes (which replace the Old Notes), except as described herein.

  The gross proceeds of $115.0 million from the issuance of the Old Notes, together with the Equity Contribution, were used to consummate the Recapitalization and pay the related fees and expenses. See "The
Recapitalization."

  The following table illustrates the sources and uses of funds for the Recapitalization:

                                                                  AMOUNT
                                                           ---------------------
                                                           (DOLLARS IN MILLIONS)
      SOURCES OF FUNDS:
      Notes...............................................        $115.0
      Equity Contribution(1)..............................          35.0
                                                                  ------
        Total Sources.....................................        $150.0
                                                                  ======
      USES OF FUNDS:
      Redemption of Old Common Stock......................         $96.9
      Repayment of existing indebtedness(2)...............          27.1
      Converted shares(3).................................          15.0
      Estimated fees and expenses(4)......................          11.0
                                                                  ------
        Total Uses........................................        $150.0
                                                                  ======

--------
(1) The Equity Contribution of $35.0 million was comprised of: (i) $20.0 million in cash from an investor group initially comprised of the Bain Capital Funds, Sutter Hill and the Management Investors and (ii) equity securities that had a value of $15.0 million owned by the Existing Stockholders, which were converted into shares of Preferred Stock and Common Stock in connection with the Recapitalization.

(2) The Company's existing indebtedness at April 6, 1997 consisted of: (i) an aggregate of $23.1 million of unsecured borrowings under four separate loan agreements, all of which bear interest at variable rates equal to the federal funds rate plus 0.5% (approximately 6.3% as of April 6, 1997) and
    (ii) approximately $4.0 million of unsecured borrowings under a renewable note. The renewable note, guaranteed by Toray, is due on May 31, 1997 and bears interest at 1.625%. See Note 3 to Notes to Consolidated Financial Statements.
(3) Pursuant to the Recapitalization Agreement, the Existing Stockholders converted all of their shares of Old Common Stock not otherwise redeemed into shares of Preferred Stock and Common Stock. See "Principal Stockholders."
(4) The fees and expenses consist of placement fees, commitment fees, financial advisory fees and legal, accounting and other professional fees. Bain Capital received compensation for their services in the Recapitalization. See "Certain Relationships and Related Transactions--Advisory Agreement."

                                 CAPITALIZATION

  The following table sets forth the cash and cash equivalents and the capitalization of the Company on a historical basis as of July 6, 1997. The historical balance sheet as of July 6, 1997 already reflects the effect of the Recapitalization. The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase or decrease in the indebtedness of the Company. As such, no effect has been given to the Exchange Offer in this capitalization table. This table should be read in conjunction with the "Selected Historical Financial Data" and "Unaudited Pro Forma Financial Data" included elsewhere in this Prospectus.

                                                              JULY 6, 1997
                                                         ----------------------
                                                         (DOLLARS IN THOUSANDS)
                                                              (UNAUDITED)
      Cash and cash equivalents.........................        $ 14,017
                                                                ========
      Long-term debt:
        Bank Credit Facility (1)........................        $    --
        Senior Notes....................................         115,000
        Other long-term obligations.....................           2,320
                                                                --------
          Total long-term debt                                   117,320
      Mandatorily redeemable preferred stock............          13,800
      Shareholders' equity:
        Class A Common..................................              91
        Class B Common..................................              11
        Class L Common..................................              10
        Additional paid-in capital......................          20,177
        Accumulated deficit.............................         (88,340)
        Notes receivable from shareholders..............            (254)
        Accumulated foreign currency translation
         adjustments....................................          (1,469)
                                                                --------
          Total shareholders' equity (net capital
           deficiency)..................................         (69,774)
                                                                --------
          Total capitalization..........................        $ 61,346
                                                                ========

--------
(1) The Bank Credit Facility has a total of $30.0 million available on a revolving basis, of which $7.8 million has been used to issue letters of credit outstanding upon closing of the Recapitalization. See "Description of Bank Credit Facility."

                       UNAUDITED PRO FORMA FINANCIAL DATA

   The Unaudited Pro Forma Condensed Statement of Income for the Fiscal Year ended April 6, 1997 and the three-month periods ended July 7, 1996 and July 6, 1997 give pro forma effect to the Recapitalization, as if it had occurred at the beginning of each period. The Company's Condensed Consolidated Balance Sheet at July 6, 1997 already reflects the effect of the Recapitalization and is included elsewhere in this Prospectus. The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase or decrease in the indebtedness of the Company. As such, no effect has been given to the Exchange Offer in the pro forma financial data included herein. The Unaudited Pro Forma Condensed Statements of Income do not purport to represent what the Company's results of operations would have been if the Recapitalization had occurred as of the beginning of each period presented or what such results will be for any future periods. The Unaudited Pro Forma Financial Data are based upon assumptions that the Company believes are reasonable and should be read in conjunction with the Consolidated Financial Statements and accompanying notes thereto included in this Prospectus.

                               THERMA-WAVE, INC.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                        FISCAL YEAR ENDED APRIL 6, 1997

                                                         PRO FORMA
                                             HISTORICAL ADJUSTMENTS    PRO FORMA
                                             ---------- -----------    ---------
                                                  (DOLLARS IN THOUSANDS)
Net revenues................................  $109,493                 $109,493
Cost of revenues............................    49,795                   49,795
                                              --------                 --------
Gross margin................................    59,698                   59,698
Operating expenses:
  Research and development..................    13,050                   13,050
  Selling, general and administrative.......    22,004   $  1,000 (1)    23,004
  Amortization of goodwill and purchased
   intangibles..............................     1,275                    1,275
                                              --------   --------      --------
Operating income............................    23,369     (1,000)       22,369
Interest expense............................     1,621     12,319 (2)    13,940
Interest income.............................      (346)                    (346)
Other (income) expense, net.................       (14)                     (14)
                                              --------   --------      --------
Income (loss) before provision for income
 taxes......................................    22,108    (13,319)        8,789
Provision for income taxes..................     9,007     (5,426)(3)     3,581
                                              --------   --------      --------
Net income..................................  $ 13,101   $ (7,893)     $  5,208
                                              ========   ========      ========
OTHER DATA:
EBITDA(4)...................................  $ 27,113   $ (1,000)(1)  $ 26,113
                                              ========   ========      ========
Ratio of earnings to fixed charges(5).......      11.4x       --            1.6x

                             See accompanying notes

                             THERMA-WAVE, INC.

    UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                   THREE-MONTH PERIOD ENDED JULY 7, 1996

                                                         PRO FORMA
                                             HISTORICAL ADJUSTMENTS   PRO FORMA
                                             ---------- -----------   ---------
                                                  (DOLLARS IN THOUSANDS)
Net revenues................................  $ 28,715                $ 28,715
Cost of revenues............................    12,893                  12,893
                                              --------                --------
Gross margin................................    15,822                  15,822
Operating expenses:
  Research and development..................     3,025                   3,025
  Selling, general and administrative.......     5,893    $   250 (1)    6,143
  Amortization of goodwill and purchased
   intangibles..............................       478                     478
                                              --------    -------     --------
Operating income (loss).....................     6,426       (250)       6,176
Interest expense............................       432      3,075 (2)    3,507
Interest income.............................       (45)                    (45)
Other (income) expense, net.................        26                      26
                                              --------    -------     --------
Income (loss) before provision for income
 taxes......................................     6,013     (3,325)       2,688
Provision for (benefit from) income taxes...     2,510     (1,330)(3)    1,180
                                              --------    -------     --------
Net income (loss)...........................  $  3,503    $(1,995)    $  1,508
                                              ========    =======     ========
OTHER DATA:
EBITDA(4)...................................  $  7,475     $ (250)(1) $  7,225
                                              ========    =======     ========
Ratio of earnings to fixed charges (5)......      11.8x       --           1.7x

                     THREE-MONTH PERIOD ENDED JULY 6, 1997

                                                         PRO FORMA
                                             HISTORICAL ADJUSTMENTS   PRO FORMA
                                             ---------- -----------   ---------
                                                  (DOLLARS IN THOUSANDS)
Net revenues................................   $28,205                $ 28,205
Cost of revenues............................    13,263                  13,263
                                              --------                --------
Gross margin................................    14,942                  14,942
Operating expenses:
  Research and development..................     4,488                   4,488
  Selling, general and administrative.......     5,026    $   250 (1)    5,276
  Amortization of goodwill and purchased
   intangibles..............................        --        --           --
  Recapitalization and related expenses.....     2,888        --         2,888
                                              --------    -------     --------
Operating income (loss).....................     2,540       (250)       2,290
Interest expense............................     2,193      1,314 (2)    3,507
Interest income.............................      (169)                   (169)
Other (income) expense, net.................         5                       5
                                              --------    -------     --------
Income (loss) before provision for income
 taxes......................................       511     (1,564)      (1,053)
Provision for (benefit from) income taxes...       200       (612)(3)     (412)
                                              --------    -------     --------
Net income (loss)...........................  $    311    $  (952)    $   (641)
                                              ========    =======     ========
OTHER DATA:
EBITDA(4)...................................  $  3,576    $  (250)(1) $  3,326
                                              ========    =======     ========
Ratio of earnings to fixed changes (5)......      1.2x        --           N/A

                          See accompanying notes

                               THERMA-WAVE, INC.

           NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

 FISCAL YEAR ENDED APRIL 6, 1997 AND THE THREE-MONTH PERIODS ENDED JULY 6, 1997
                             AND JULY 7, 1996
                             (DOLLARS IN THOUSANDS)

(1) Represents the annual management fee to be paid to Bain Capital for consulting and financial services to be provided to the Company. See "Certain Relationships and Related Transactions--Advisory Agreement."

(2) The increase to pro forma interest expense as a result of the Recapitalization is summarized as follows:

                                                              THREE-MONTH
                                                             PERIOD ENDED
                                          YEAR ENDED   -------------------------
                                         APRIL 6, 1997 JULY 7, 1996 JULY 6, 1997
                                         ------------- ------------ ------------
   Historical interest expense.........     $ 1,621       $  432       $2,193
                                            -------       ------       ------
   Cash interest related to the Notes -
    (at 10 5/8%).......................      12,219        3,075        3,075
   Commitment fee on unused portion of          150           38           38
    Bank Credit Facility at 0.50%......     -------       ------       ------
   Cash interest expense...............      12,369        3,113        3,113
   Amortization of debt issuance costs
    ($11.0 million over a 7 year
    amortization period)...............       1,571          394          394
                                            -------       ------       ------
   Interest expense from
    Recapitalization debt requirements.      13,940        3,507        3,507
                                            -------       ------       ------
   Net increase........................     $12,319       $3,075       $1,314
                                            =======       ======       ======

(3) Reflects the income tax adjustment required to result in a pro forma income tax provision based on: (i) the Company's historical tax provision using historical amounts and (ii) the direct tax effects of the pro forma adjustments described herein.

(4) "EBITDA" is defined herein as income before income taxes, plus depreciation, amortization, net interest expense and other non-operating (income) expense, net. EBITDA is presented because the Company believes it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles. Additionally, EBITDA as defined herein may not be comparable to similarly titled measures reported by other companies.

(5) For purposes of computing this ratio, earnings consists of income before income taxes plus fixed charges. Fixed charges consist of interest expense and the estimated interest portion of rent expense. The Company's pro forma earnings were insufficient to cover fixed charges by $1.1 million for the three-month period ended July 6, 1997.

                      SELECTED HISTORICAL FINANCIAL DATA

  The following selected historical financial data as of March 31, 1996 and April 6, 1997 and for the Fiscal Years ended April 2, 1995, March 31, 1996 and April 6, 1997 have been derived from the Company's consolidated financial statements, which were audited by Ernst & Young LLP, and are included elsewhere in this Prospectus. The selected historical financial data as of March 28, 1993, March 27, 1994 and April 2, 1995 and for the Fiscal Years ended March 27, 1994 and March 28, 1993 were derived from the consolidated financial statements of the Company, which were audited by Ernst & Young LLP and which do not appear elsewhere in this Prospectus. The summary historical financial data as of July 6, 1997 and for the three-month periods ended July 7, 1996 and July 6, 1997 were derived from the Company's unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the financial condition and results of operations for such periods. The selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and accompanying notes thereto included elsewhere in this Prospectus.

                                                                            THREE-MONTH
                                       FISCAL YEAR (1)                   PERIOD ENDED (1)
                          ---------------------------------------------  ------------------
                                                                         JULY 7,   JULY 6,
                            1993     1994     1995     1996      1997      1996      1997
                          --------  -------  -------  -------  --------  --------  --------
                                   (DOLLARS IN THOUSANDS)                   (UNAUDITED)
INCOME STATEMENT DATA:
Net revenues............   $14,250  $20,770  $55,675  $79,293  $109,493  $ 28,715  $ 28,205
Cost of revenues........    10,561   11,262   25,024   35,027    49,795    12,893    13,263
                          --------  -------  -------  -------  --------  --------  --------
Gross margin............     3,689    9,508   30,651   44,266    59,698    15,822    14,942
Research and
 development............     5,372    3,586    5,942   10,072    13,050     3,025     4,488
Selling, general and
 administrative.........     7,508    9,092   13,299   18,704    22,004     5,893     5,026
Amortization of goodwill
 and purchased
 intangibles............     1,912    1,912    1,912    1,912     1,275       478       --
Recapitalization and
 related expenses.......       --       --       --       --        --        --      2,888
                          --------  -------  -------  -------  --------  --------  --------
Operating income (loss).   (11,103)  (5,082)   9,498   13,578    23,369     6,426     2,540
Interest expense........     1,320    1,543    1,998    1,722     1,621       432     2,193
Interest income.........      (145)    (331)    (102)    (247)     (346)      (45)     (169)
Other (income) expense,
 net....................       345      125      115      138       (14)       26         5
                          --------  -------  -------  -------  --------  --------  --------
Income (loss) before
 provision for income
 taxes..................   (12,623)  (6,419)   7,487   11,965    22,108     6,013       511
Provision for income
 taxes..................       --       --       --     4,684     9,007     2,510       200
                          --------  -------  -------  -------  --------  --------  --------
Net income (loss).......  ($12,623) ($6,419)  $7,487   $7,281   $13,101  $  3,503  $    311
                          ========  =======  =======  =======  ========  ========  ========
OTHER FINANCIAL DATA:
EBITDA calculation:
  Operating income
   (loss)...............  $(11,103) $(5,082)  $9,498  $13,578   $23,369  $  6,426  $  2,540
  Depreciation and
   amortization.........     3,167    2,965    2,998    3,607     3,744     1,049     1,036
                          --------  -------  -------  -------  --------  --------  --------
EBITDA (2)..............    (7,936)  (2,117)  12,496   17,185    27,113     7,475     3,576
Cash provided by (used
 in) operating
 activities.............    (9,797)  (6,006)     451    5,867    11,860     1,990      (969)
Cash used in investing
 activities.............    (1,456)    (299)  (2,048)  (4,965)   (1,575)     (964)   (1,939)
Cash provided by (used
 in) financing
 activities.............     9,003    6,304    7,630   (1,278)     (851)     (532)      184
Capital expenditures....     1,031       60    1,616    4,361     1,091       554       780
Ratio of earnings to
 fixed charges (3)......       N/A      N/A      4.4x     6.9x     11.4x     11.8x      1.2x
BALANCE SHEET DATA:
Working capital.........   $(3,800) $(6,484) $17,240  $23,740   $38,720            $ 42,333
Total assets............    22,368   23,039   45,081   53,056    68,620              82,340
Long-term debt..........    23,692   24,171   24,838   25,556    25,273             115,000
Shareholders' equity
 (net capital
 deficiency)............   (18,191) (22,845)    (379)   6,903    20,145             (69,774)

-------

(1) The Company's Fiscal Year refers to the 52/53 week period ending on the Sunday on or nearest preceding March 31 of each year for periods prior to 1997 and the Sunday on or following March 31 of each year for periods thereafter. The three-month periods ended July 7, 1996 and July 6, 1997 include 14 and 13 weeks of operating results, respectively.
(2) "EBITDA" is defined herein as income before income taxes, plus depreciation, amortization, net interest expense and other non-operating (income) expense, net. EBITDA is presented because the Company believes it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles. Additionally, EBITDA as defined herein may not be comparable to similarly titled measures reported by other companies.
(3) For purposes of computing this ratio, earnings consists of income before income taxes plus fixed charges. Fixed charges consist of interest expense and the estimated interest portion of rent expense. Earnings were insufficient to cover fixed charges by $11.1 million and $4.7 million for the Fiscal Years ended March 28, 1993 and March 27, 1994, respectively.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company is a worldwide leader in the development, manufacture, marketing and service of process control metrology systems for use in the manufacture of semiconductors. The Company's process control metrology systems are principally used to measure ion implantation and thin film deposition and removal. The Company has developed two major lines of process control metrology systems: (i) the Therma-Probe system and (ii) the Opti-Probe system. The Therma-Probe system, introduced in 1985, utilizes the Company's proprietary thermal wave technology and is the predominant nondestructive process control metrology system used to measure the critical ion implantation process on product wafers in the fabrication of semiconductors. Since its introduction, the Company believes that the Therma-Probe has captured over 50% of the market for ion implant measurement in general and over 95% of the market for nondestructive ion implantation measurement of product wafers and is installed in virtually every major semiconductor fabrication facility worldwide. The Opti-Probe system, introduced in 1992, significantly improved upon existing thin film metrology systems by successfully integrating different measurement technologies into one system and utilizing proprietary optical technologies. The Company believes that the Opti-Probe has captured over 30% of the thin film measurement market in less than five years.

  From its inception in 1982 through March 1985, the Company invested primarily in research and product development. In that time, the Company introduced its first Therma-Probe system which was first shipped to customers for beta-testing in Fiscal 1985 and first shipped commercially in Fiscal 1986. The Company introduced its Opti-Probe system in Fiscal 1992. The Company's subsequent growth is attributable to increased levels of capital expenditures by the semiconductor industry, increased market penetration of the Opti-Probe system and continued success of the Therma-Probe system. The semiconductor industry experienced a downturn in 1996, during which industry revenues declined by an estimated 9.4% (as reported by Dataquest). As a result, there has been an overall decrease in the levels of capital expenditures during the first half of 1997, which is expected to continue throughout the remainder of 1997. As a result of increased market penetration, the Company's revenues during the first quarter of Fiscal 1998 have remained relatively equal to those of the comparable quarter for the prior year.

  The Company was acquired by Toray and Shimadzu in Fiscal 1992. As a result, the Company has subsequently incurred substantial interest expense and amortization expense from goodwill and purchased intangibles.

  The Company's operations are characterized by relatively high fixed costs due to the need for continued investment in research and development and extensive ongoing customer service and support capability. As a result, changes in net revenues tend to have a larger corresponding impact on EBITDA and operating income levels. Other factors that may have an influence on the Company's operating results include the timing of the receipt of orders from major customers, product mix, competitive pricing pressures, the relative proportions of domestic and international sales, the Company's ability to design, manufacture and introduce new products on a cost effective and timely basis, the delay between incurrence of expenses to further develop marketing and service capabilities and realization of any benefits from such improved capabilities, and the introduction of new products by the Company's competitors.

RESULTS OF OPERATIONS

  The following table summarizes Therma-Wave's historical results of operations as a percentage of net revenues for the periods indicated. The historical financial data for the Fiscal Years ended April 2, 1995, March 31, 1996 and April 6, 1997 were derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The historical financial data for the three-month periods ended July 7, 1996 and July 6, 1997 were derived from the Company's unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the financial condition and results of operations for such periods. The information contained in this table should be read in conjunction with "Selected Historical Financial Data," and the Consolidated Financial Statements and accompanying notes thereto included elsewhere in this Prospectus.

                                                            THREE-MONTH PERIOD
                                   FISCAL YEAR ENDED (1)           ENDED
                                --------------------------- -------------------
                                APRIL 2, MARCH 31, APRIL 6, JULY 7, JULY 6,
                                  1995     1996      1997    1996    1997
                                -------- --------- -------- ------- -------
INCOME STATEMENT DATA:
Net revenues...................  100.0%    100.0%   100.0%   100.0%  100.0%
Cost of revenues...............   44.9      44.2     45.5     44.9    47.0
                                 -----     -----    -----    -----   -----
Gross margin...................   55.1      55.8     54.5     55.1    53.0
Research and development
 expenses......................   10.7      12.7     11.9     10.5    15.9
Selling, general and
 administrative expenses.......   23.9      23.6     20.1     20.5    17.8
Amortization of goodwill and
 purchased intangibles.........    3.4       2.4      1.2      1.7     --
Recapitalization and related
 expenses......................    --        --       --       --     10.3
                                 -----     -----    -----    -----   -----
Operating income (loss)........   17.1      17.1     21.3     22.4     9.0
Interest expense...............    3.6       2.1      1.5      1.6     7.8
Interest income................   (0.2)     (0.3)    (0.4)    (0.1)   (0.6)
Other expense, net.............    0.3       0.2      0.0      --      --
                                 -----     -----    -----    -----   -----
Income before provision for
 income taxes..................   13.4      15.1     20.2     20.9     1.8
Provision for income taxes.....    --        5.9      8.2      8.7     0.7
                                 -----     -----    -----    -----   -----
Net income.....................   13.4%      9.2%    12.0%    12.2%    1.1%
                                 =====     =====    =====    =====   =====
OTHER DATA:
EBITDA.........................   22.4%     21.7%    24.8%    26.0%   12.7%
                                 =====     =====    =====    =====   =====

--------

(1) The Company's Fiscal Year refers to the 52/53 week period ending on the Sunday on or nearest preceding March 31 of each year for periods prior to 1997 and the Sunday on or following March 31 of each year for periods thereafter. The three-month periods ended July 7, 1996 and July 6, 1997 include 14 weeks and 13 weeks of operating results, respectively.

THREE-MONTH PERIOD ENDED JULY 6, 1997 COMPARED TO THE THREE-MONTH PERIOD ENDED JULY 7, 1996

  Net Revenues. Net revenues for the three months ended July 6, 1997 decreased by $0.5 million, or 1.8%, to $28.2 million from $28.7 million for the three months ended July 7, 1996. This decrease in the Company's net revenues is primarily attributed to lower Therma-Probe sales offset by higher average sales prices and increased service revenues. International sales, including export sales to customers in foreign countries, for the three months ended July 6, 1997 decreased to $12.5 million, or 44.2% of net revenues, from $17.7 million, or 61.5% of net revenues for the comparable period ended July 7, 1996. The decrease is attributed to the specific geographical customer mix for this quarter. The Company expects international sales to continue to represent a substantial portion of net revenues.

  Gross Margin. Gross margin for the three months ended July 6, 1997 decreased by $0.9 million, or 5.6%, to $14.9 million from $15.8 million for the three months ended July 7, 1996. This decrease is attributed to increased investment in the service organization which was partially offset by increased system gross margin as a result of higher average sales prices. As a percentage of net revenues, gross margin for the three months ended July 6, 1997 decreased to 53.0% from 55.1% for the comparable period ended July 7, 1996.

  Research and Development Expenses ("R&D"). R&D for the three months ended July 6, 1997 increased by $1.5 million, or 48.4%, to $4.5 million from $3.0 million for the three months ended July 7, 1996. R&D as a percentage of net revenues for the three months ended July 6, 1997 increased to 15.9% from 10.5% for the comparable period ended July 7, 1996. The increase in R&D in both absolute dollars and as a percentage of revenue is due to headcount and project expense increases. The Company believes that technical leadership is essential to its success and expects to continue to commit significant resources to research and development projects.

  Selling, General and Administrative Expenses ("SG&A"). SG&A for the three months ended July 6, 1997 decreased by $0.9 million, or 14.7%, to $5.0 million from $5.9 million for the three months ended July 7, 1996. The decrease is attributed to lower commissions paid on sales due to reduced dependence on third party agents and lower incentives as revenue leveled out. SG&A as a percentage of net revenues for the three months ended July 6, 1997 decreased to 17.8% from 20.5% for the comparable period ended July 7, 1996.

  Recapitalization and Related Expenses. Recapitalization and related expenses for the three months ended July 6, 1997 were $2.9 million or 10.3% of net revenues. These were non-recurring expenses which were paid to the Company's executive officers as a result of the completion of the Recapitalization, which occurred on May 16, 1997.

  Operating income. Operating income for the three months ended July 6, 1997 decreased by $3.9 million, or 60.5%, to $2.5 million from $6.4 million for the three months ended July 7, 1996. As a percentage of net revenues, operating income for the three months ended July 6, 1997 decreased to 9.0% from 22.4% for the comparable period ended July 7, 1996. The decrease in operating income is due to the factors noted above.

  Interest Expense. Interest expense for the three months ended July 6, 1997 increased by $1.8 million, or 407.6%, to $2.2 million from $0.4 million for the three months ended July 7, 1996. As a percentage of net revenues, interest expense for the three months ended July 6, 1997 increased to 7.8% from 1.6% for the comparable period ended July 7, 1996. The increased interest expenses is attributed to the additional debt incurred as part of the Recapitalization.

  Provision for Income Taxes. Provision for income taxes for the three months ended July 6, 1997 decreased by $2.3 million, or 92.0%, to $0.2 million from $2.5 million for the three months ended July 7, 1996. In addition to lower earnings, this decrease was also caused by a decrease in the effective tax rate to 39.1% from 41.7% for the comparable period ended July 7, 1996.

  Net Income. For the reasons stated above, net income for the three months ended July 6, 1997 decreased by $3.2 million, or 91.1%, to $0.3 million from $3.5 million.

FISCAL YEAR ENDED APRIL 6, 1997 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1996

  Net Revenues. Net revenues for the Fiscal Year ended April 6, 1997 increased by $30.2 million, or 38.1%, to $109.5 million from $79.3 million for the Fiscal Year ended March 31, 1996. This increase in the Company's net revenues is primarily attributable to the increased market penetration of the Opti-Probe and the overall expansion of the semiconductor industry. Of the increase in net revenues, 85.4% was attributable to increases in Opti-Probe sales and 11.1% was attributable to increases in Therma-Probe sales. International sales for the Fiscal Year ended April 6, 1997, increased to $65.4 million, or 59.7% of net revenues, from $45.8 million, or 57.8% of net revenues, for the comparable period ended March 31, 1996. The Company expects international sales to continue to represent a substantial portion of net revenues.

  Gross Margin. Gross margin for the Fiscal Year ended April 6, 1997 increased by $15.4 million, or 34.9% to $59.7 million from $44.3 million for the Fiscal Year ended March 31, 1996. This increase is primarily attributable to increased shipments of both the Therma-Probe and Opti-Probe systems. As a percentage of net revenues, gross margin for the Fiscal Year ended April 6, 1997 decreased to 54.5% from 55.8% for the comparable period ended March 31, 1996. This decrease in gross margin as a percentage of net revenues is due to a change in product mix, which was partially offset by operating leverage associated with increased sales volumes and improved average selling prices.

  Research and Development Expenses. R&D for the Fiscal Year ended April 6, 1997 increased by $3.0 million, or 29.6%, to $13.1 million from $10.1 million for the Fiscal Year ended March 31, 1996 due to an increase in the number of employees in the R&D department. R&D as a percentage of net revenues for the Fiscal Year ended April 6, 1997 decreased to 11.9% from 12.7% for the comparable period ended March 31, 1996. The decrease in R&D as a percentage of net revenues is primarily attributable to net revenues increasing at a higher rate than R&D. The Company expects that the level of spending on R&D will continue to increase because it believes that technical leadership is essential to its success and is committed to a high level of research and development.

  Selling, General and Administrative Expenses. SG&A for the Fiscal Year ended April 6, 1997 increased by $3.3 million, or 17.6%, to $22.0 million from $18.7 million for the Fiscal Year ended March 31, 1996 due to an increase in headcount in relevant departments and increased commission expense on a larger net revenue base. SG&A as a percentage of net revenues for the Fiscal Year ended April 6, 1997 decreased to 20.1% from 23.6% for the comparable period ended March 31, 1996. The decrease in SG&A as a percentage of net revenues is primarily due to the relatively fixed nature of SG&A, with the exception of sales representative commission expenses.

  Operating Income. Operating income for the Fiscal Year ended April 6, 1997 increased by $9.8 million, or 72%, to $23.4 million from $13.6 million for the Fiscal Year ended March 31, 1996. As a percentage of net revenues, operating income for the Fiscal Year ended April 6, 1997 increased to 21.3% from 7.1% for the comparable period ended March 31, 1996.

  Interest Expense. Interest expense for the Fiscal Year ended April 6, 1997 decreased by $0.1 million, or 5.9%, to $1.6 million from $1.7 million for the comparable period ended March 31, 1996. As a percentage of net revenues, interest expense for the Fiscal Year ended April 6, 1997 was 1.5% as compared to 2.1% for the comparable period ended March 31, 1996.

  Provision for Income Taxes. Income taxes for the Fiscal Year ended April 6, 1997 increased by $4.3 million, or 92.3%, to $9.0 million from $4.7 million for the comparable period ended March 31, 1996. In addition to higher earnings, this increase was also caused by an increase in the effective tax rate to 40.7% from 39.1% for the comparable period ended March 31, 1996. The lower effective rate for the Fiscal Year ended March 31, 1996 reflects utilization of net operating loss carry-forwards.

  Net Income. For the reasons stated above, net income for the Fiscal Year ended April 6, 1997 increased $5.8 million, or 79.9%, to $13.1 million from $7.3 million.

FISCAL YEAR ENDED MARCH 31, 1996 COMPARED TO FISCAL YEAR ENDED APRIL 2, 1995

  Net Revenues. Net revenues for the Fiscal Year ended March 31, 1996 increased by $23.6 million, or 42.4%, to $79.3 million from $55.7 million for the Fiscal Year ended April 2, 1995. This increase in the Company's net revenues is primarily attributable to the increased market penetration of the Opti-Probe system and an overall increase in the number of units sold as a result of the overall expansion of the semiconductor industry. Of the increase in net revenues, 83.2% was attributable to increases in Opti-Probe sales and 7.6% was attributable to increases in Therma-Probe sales. International sales for the Fiscal Year ended March 31, 1996 increased to $45.8 million, or 57.8% of net revenues, from $32.5 million, or 58.5% of net revenues for the comparable period ended April 2, 1995.

  Gross Margin. Gross margin for the Fiscal Year ended March 31, 1996 increased by $13.6 million, or 44.4%, to $44.3 million from $30.7 million for the Fiscal Year ended April 2, 1995. This increase in primarily attributable to increased shipments of Opti-Probe systems. As a percentage of net revenues, gross margin for the Fiscal Year ended March 31, 1996 increased to 55.8% from 55.1% for the comparable period ended April 2, 1995. This improvement in gross margin as a percentage of net revenues is due to operating leverage associated with increased sales volumes and improved average sales prices, partially offset by a change in product mix.

  Research and Development Expenses. R&D for the Fiscal Year ended March 31, 1996 increased by $4.2 million, or 69.5%, to $10.1 million from $5.9 million for the Fiscal Year ended April 2, 1995. R&D as a percentage of net revenues for the Fiscal Year ended March 31, 1996 increased to 12.7% from 10.7% for the comparable period ended April 2, 1995. The increase in R&D resulted from continued investments by the Company in both new product development and product enhancements.

  Selling, General and Administrative Expenses. SG&A for the Fiscal Year ended March 31, 1996 increased by $5.4 million, or 40.6%, to $18.7 million from $13.3 million for the Fiscal Year ended April 2, 1995. The increase in SG&A is primarily attributable to increased costs associated with additional sales support personnel. As percentage of net revenues for the Fiscal Year ended March 31, 1996, SG&A decreased to 23.6% from 23.9% for the comparable period ended April 2, 1995.

  Operating Income. Operating income for the Fiscal Year ended March 31, 1996 increased $4.1 million, or 43.0%, to $13.6 million from $9.5 million for the Fiscal Year ended April 2, 1995. As a percentage of net revenues, operating income for the Fiscal Year ended March 31, 1996 remained constant at 17.1%.

  Interest Expense. Interest expense for the Fiscal Year ended March 31, 1996 decreased by $0.3 million, or 13.8%, to $1.7 million from $2.0 million for the Fiscal Year ended April 2, 1995. As a percentage of net revenues, interest expense for the Fiscal Year ended March 31, 1996 was 2.1% as compared to 3.6% for the Fiscal Year ended April 2, 1995. This decrease is a result of lower average borrowing levels.

  Provision for Income Taxes. Income taxes for the Fiscal Year ended March 31, 1996 were $4.7 million while no provision for income taxes was necessary for the comparable period ended April 2, 1995. The Company utilized net operating loss carry-forwards for Federal, state and foreign income tax purposes and was not required to provide for income taxes for the Fiscal Year ended April 2, 1995.

  Net Income. For the reasons stated above, net income for the Fiscal Year ended March 31, 1996 decreased by $0.2 million, or 2.8%, to $7.3 million from $7.5 million for the Fiscal Year ended April 2, 1995.

QUARTERLY RESULTS OF OPERATIONS

  The Company has experienced and expects to continue to experience significant fluctuations in its quarterly results. The Company's expense levels are based, in part, on expectations of future revenues. If revenue levels in a particular quarter do not meet expectations, operating results are adversely affected. A variety of factors could have an influence on the level of the Company's revenues in a particular quarter. These factors include general economic conditions, specific economic conditions in the semiconductor industry, the timing of the receipt of orders from major customers, customer cancellations or delay of shipments, specific feature requests by customers, production delays or manufacturing inefficiencies, exchange rate fluctuations, management decisions to commence or discontinue product lines, the Company's ability to design, introduce and manufacture new products on a cost effective and timely basis, the introduction of new products by the Company or its competition, the timing of research and development expenditures, and expenses attendant to acquisitions, strategic alliances and the future development of marketing and service capabilities.

  The following table sets forth the Company's unaudited operating results for its last eight quarters. The information for each of the quarters is unaudited but includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for presentation thereof.

                                                                                                 FISCAL YEAR
                                                                                                    ENDED
                           FISCAL YEAR ENDED MARCH 31,                                            APRIL 5,
                                      1996                   FISCAL YEAR ENDED APRIL 6, 1997        1998
                         ----------------------------------  ----------------------------------  -----------
                           Q1       Q2       Q3       Q4       Q1       Q2       Q3       Q4         Q1
                         -------  -------  -------  -------  -------  -------  -------  -------  -----------
                                         (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net revenues............ $17,845  $18,299  $16,197  $26,952  $28,715  $31,034  $24,206  $25,538    $28,205
Gross margin............  10,747    9,989    7,718   15,812   15,822   18,158   12,383   13,335     14,942
Operating income........   3,847    2,982      465    6,284    6,426    8,803    4,462    3,678      2,540
Net income (loss).......   2,166    1,468      (88)   3,735    3,503    4,923    2,400    2,275        311
OTHER DATA:
EBITDA..................  $4,622   $3,773   $1,277   $7,513   $7,475   $9,892   $5,492   $4,254      3,576
Cash provided by (used
 in) operating
 activities.............   4,291     (329)  (2,344)   4,249    1,990    1,007    4,604    4,261       (969)
Cash used in investing
 activities.............    (168)    (513)  (1,636)  (2,648)    (964)    (188)    (208)    (216)    (1,939)
Cash provided by (used
 in) financing
 activities.............  (1,395)     (65)      52      130     (532)     121     (193)    (254)       184
Ratio of earnings to
 fixed charges..........     7.9      5.8      1.0     13.5     11.8     16.6      8.9      8.0        1.2
Backlog.................  18,111   22,163   32,627   56,883   46,953   35,024   35,535   41,787     42,105

  During the third quarter of Fiscal 1996, the Company experienced a decline in revenue as a result of the high number of Opti-Probe and Therma-Probe systems that were sent to the Company's wholly owned subsidiary in Japan rather than to customers. The shipments were made to the Japanese subsidiary to fulfill their order backlog and, due to the length of time these systems were in transit, they could not be repackaged and shipped to end-users in the third quarter. Such systems were ultimately shipped in the fourth quarter of Fiscal 1996. The decline in operating income and the net loss incurred in the third quarter of Fiscal 1996 was primarily the result of the decline in revenues as operating expenses increased only slightly.

  The decline in revenue in the third and fourth quarters of Fiscal 1997 as compared to the previous three consecutive quarters was the result of the external economic conditions in the semiconductor industry. The Company experienced a decline in orders that resulted in a decline in backlog and revenues in these quarters. The Company's gross margin as a percentage of net revenues has fluctuated between approximately 50% and 60% during the quarters of Fiscal 1996 and 1997 and the first quarter of Fiscal 1998. Fluctuations in quarterly gross margins percentages during these quarters resulted primarily from changes in average selling prices and product mix and to a lesser extent from the mix of foreign and domestic sales.

BACKLOG

  At July 6, 1997, the Company's backlog was $42.1 million compared to $41.8 million at April 6, 1997, $56.9 million at March 31, 1996 and $27.0 million at April 2, 1995. The Company's backlog consists of product orders for which a customer purchase order has been received and accepted and which is scheduled for shipment within six months. Orders that are scheduled for shipment beyond the six-month window are not included in backlog until they fall within the six-month window. Orders are subject to rescheduling or cancellation by the customer, usually without penalty. Backlog also consists of recurring fees payable under support contracts with the Company's customers and orders for spare parts and billable service. Because of possible changes in product delivery schedules and cancellation of product orders and because the Company's sales will sometimes reflect orders shipped in the same quarter that they are received, the Company's backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal liquidity requirements are for working capital, consisting primarily of accounts receivable and inventories, capital expenditures and debt service. Historically, the Company has funded its activities principally from working capital, capital infusions from Toray and Shimadzu and working capital lines of credit. In the Fiscal Years ended April 2, 1995 and March 27, 1994, Toray and Shimadzu invested $15.0 million and $2.0 million, respectively, for additional shares of the Company's common stock.

  Cash flow used by operating activities was $1.0 million for the three months ended July 6, 1997 compared to $2.0 million for the three months ended July 7, 1996. The decrease in cash flow provided by operating activities in the first quarter of Fiscal 1998 compared to Fiscal 1997 is due to lower net income combined with the timing between when an obligation is incurred and when it was paid. Cash flow provided by operating activities was $11.9 million, $5.9 million and $0.5 million for the Fiscal Years ended April 6, 1997, March 31, 1996 and April 2, 1995, respectively. The improvement in cash flow provided by operating activities in Fiscal 1997 compared to Fiscal 1996 is due to higher net income. The improvement in cash flow provided by operating activities in Fiscal 1996 compared with Fiscal 1995 is primarily due to a lower investment in working capital, principally accounts receivable.

  Capital expenditures were $0.8 million for the three months ended July 6, 1997 compared to $0.6 million for the three months ended July 7, 1996. Capital expenditures were $1.1 million for the Fiscal Year ended April 6, 1997, $4.4 million for the Fiscal Year ended March 31, 1996 and $1.6 million for the Fiscal Year ended April 2, 1995. During Fiscal 1996, the Company spent approximately $4.4 million in capital expenditures the majority of which was associated with the Company's move into its new facilities. The Company expects to make additional capital expenditures of $2.2 million during the next nine months to acquire additional capital equipment and expand within current facilities.

  The Initial Offering enabled the Company to finance the Recapitalization. In connection with the Recapitalization, the Company: (i) issued $115.0 million in aggregate principal amount of the Notes; and (ii) received the Equity Contribution of $35.0 million. See "The Recapitalization" and "Use of Proceeds."

  In connection with the Recapitalization, the Company entered into the Bank Credit Facility. The Bank Credit Facility provides for borrowings of up to $30.0 million for working capital and other general corporate purposes, and bears interest, at the Company's option, at (i) the Base Rate (as defined in the Bank Credit Facility) plus 1.75% or (ii) the Eurodollar Rate (as defined in the Bank Credit Facility) plus 3.00%. The Company's borrowings under the Bank Credit Facility are secured by substantially all of the Company's assets and a pledge of substantially all of the capital stock of the Company's domestic subsidiaries and 65% of the capital stock of the Company's foreign subsidiaries. The Bank Credit Facility matures on the fifth anniversary of the Recapitalization. Subsequent to the Recapitalization, the Company used $7.8 million of the available borrowings under the Bank Credit Facility to issue letters of credit. At July 6, 1997, the Company had unused borrowing capacity under the Bank Credit Facility of $22.2 million. See "Description of Bank Credit Facility."

  The Company's principal sources of funds following the Recapitalization are anticipated to be cash flows from operating activities, borrowings under the Bank Credit Facility and estimated cash on hand of $14.0 million at July 6, 1997. The Company believes that these funds will provide the Company with sufficient liquidity and capital resources for the Company to meet its current and future financial obligations, including the payment of principal and interest on the Notes, as well as to provide funds for the Company's working capital, capital expenditures and other needs for at least the next twelve months. No assurance can be given, however, that this will be the case. Depending upon its rate of growth and profitability, the Company may require additional equity or debt financing to meet its working capital requirements or capital equipment needs. There can be no assurance that additional financing will be available when required or, if available, will be on terms satisfactory to the Company. The Company's future operating performance and ability to service or refinance the Notes and to repay, extend or refinance the Bank Credit Facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control. See "Risk Factors."

  Foreign exchange rate fluctuations have historically not had a significant impact on the Company's result of operations. Generally, sales to foreign markets outside of Japan have been invoiced and paid in U. S. Dollars and sales to Japanese customers have been invoiced and paid in Japanese Yen. See "Risk Factors--Risks Associated with International Sales."

INFLATION

  The impact of inflation on the Company's business has not been material for the Fiscal Years ended April 6, 1997, March 31, 1996 and April 2, 1995 or for the three-month periods ended July 7, 1996 and July 6, 1997.

                               INDUSTRY OVERVIEW

  Market data used throughout this Prospectus were obtained from internal surveys and from industry publications, including a report generated by Dataquest, an independent semiconductor industry research firm. This industry publication generally indicates that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The Company has not independently verified such market data. Similarly, internal surveys, while believed to be reliable, have not been verified by any independent source. This publication was not commissioned by, or prepared at the request of, the Company or any of its affiliates. The Company's belief as to its market share of both the ion implantation market generally and the nondestructive implantation market specifically derives from the Company's internal estimates of the size of such market and the Company's internal records as to its sales in such market. The Company's belief as to its market share of the thin film measurement market derives from industry data as to the size of such market and the Company's internal records as to its sales in such market.

SEMICONDUCTOR INDUSTRY

  Semiconductors are the critical components used in an increasing number of electronic products and systems. Continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable semiconductor devices at a lower cost per function. As device performance has increased and size and cost have decreased, semiconductors have expanded beyond their original primary applications in computer systems to applications in telecommunications systems, automotive products, consumer products and industrial automation and control systems. In addition, product users and designers have demanded semiconductors with increased functionality, higher levels of performance, greater reliability and shorter design cycle times, all in smaller packages at lower costs. These improved capabilities have resulted in increased semiconductor content as a percentage of the cost of electronic products. According to a study published by Texas Instruments, the value of semiconductors as a percentage of the cost of electrical devices has increased from approximately 5% in the 1970s to approximately 16% in 1996. The demand for electronic products has also expanded geographically with the emergence of new markets, particularly in Asia, which has led to a corresponding expansion in the demand for semiconductors. According to Dataquest, since 1991 the global semiconductor market has expanded at a CAGR of approximately 16.6% to approximately $138.6 billion in 1996.

SEMICONDUCTOR INDUSTRY CAPITAL EXPENDITURES

  To meet the increased demand for semiconductors, manufacturers have been required to make capital expenditures to increase their existing capacity by constructing new fabs and expanding their existing fabs. In addition, manufacturers must continually construct and equip new fabs to replace existing fabs and production equipment that are rendered obsolete as a result of improvements in semiconductor performance characteristics and the semiconductor manufacturing process. Due to the pace at which these improvements occur, a new fab is generally able to produce state-of-the-art semiconductors for only a relatively short period of time, typically less than five years. As a result, the semiconductor industry is characterized by relatively high levels of capital expenditures. For example, over the last 15 years, semiconductor manufacturers have made capital expenditures representing approximately 23% of their annual revenues. As a result of the increased demand for semiconductors and the capital intensive nature of semiconductor manufacturing, capital expenditures by manufacturers have increased at a CAGR of 27.2% from 1991 to 1996 (based on information reported in Dataquest).

  The level of capital expenditures made by semiconductor manufacturers is dependent upon the current and anticipated market demand for semiconductors and products utilizing semiconductors. The semiconductor industry is cyclical and has historically experienced periods of slower revenue growth or decline. These periods have often resulted in decreases in the level of capital expenditures made by the semiconductor manufacturers. Conversely, periods of rapid revenue growth in the semiconductor industry have often been followed by increases in the level of capital expenditures. There is typically a six to twelve month lag between changes in the semiconductor industry and the related impact on the level of capital expenditures. In most cases, the resulting changes in capital expenditures has been more pronounced than the precipitating change in semiconductor industry revenues. To illustrate these relationships, the following table sets forth for the periods indicated: (i) worldwide semiconductor market revenues and (ii) worldwide semiconductor capital expenditures:

                                       YEAR ENDED DECEMBER 31,
                          -----------------------------------------------------------
                          1989   1990   1991    1992    1993    1994    1995    1996
                          -----  -----  -----   -----   -----  ------  ------  ------
                                        (DOLLARS IN BILLIONS)
Semiconductor industry
 revenues...............  $59.2  $59.3  $64.5   $70.5   $87.5  $112.5  $153.1  $138.6
 Percentage change......    7.6%   0.2%   8.6%    9.3%   24.2%   28.5%   36.1%   (9.4%)
Semiconductor industry
 capital expenditures...  $12.3  $13.2  $13.1   $11.6   $14.3   $22.1   $38.4   $43.7
 Percentage change......   26.5%   7.3%  (0.6%) (11.8%)  23.6%   54.1%   73.9%   13.8%

--------
Source: Dataquest, January, 1997.

  According to Dataquest, capital expenditures by the semiconductor industry increased by approximately 13.8% in 1996. The semiconductor industry, however, experienced a downturn in 1996, during which industry revenues declined by an estimated 9.4% (as reported by Dataquest). As a result, there has been an overall decrease in the level of capital expenditures during the first half of 1997, which is expected to continue throughout the remainder of 1997. Dataquest forecasts that sales of semiconductor capital equipment will decrease by approximately 18% in 1997. Nonetheless, the semiconductor capital equipment market is expected to continue its long-term growth as a result of the increase in demand for semiconductors.

PROCESS CONTROL METROLOGY MARKET

  The Company operates in the expanding process control metrology systems market of the semiconductor capital equipment industry. Semiconductor manufacturers use process control metrology systems in their fabs to detect any process deviations or problems as quickly as possible so as to minimize their effects on manufacturing yield, device performance and reliability. Process control metrology systems are critical for yield enhancement and cost reduction because they allow error/defect detection in real-time before there can be a significant impact on yield. Higher yields increase the revenue a manufacturer can obtain for each semiconductor wafer processed. Furthermore, equipment that helps a manufacturer to increase yield quickly when new semiconductor products are introduced enables the manufacturer to offer products in volume at the time when they are likely to generate the greatest profits.

  From 1991 to 1996, Dataquest reports that sales of process control metrology systems and instruments have increased at a CAGR of 22.4% to approximately $1.4 billion in 1996. Within the process control metrology market, the Company operates specifically in the ion implant and the thin film measurement metrology segments. The Company estimates that sales of ion implant metrology and thin film measurement systems for the semiconductor industry were approximately $60 million and $209 million, respectively, in 1996. Demand for process control metrology systems is driven primarily by: (i) capital expenditures of semiconductors manufacturers, which, in turn, depend on the current and anticipated market demand for semiconductors and products utilizing semiconductors and (ii) the increasing complexity of the semiconductor manufacturing process as a result of the demand for smaller, higher performance devices. The Company believes that increasing demand for semiconductors in general, combined with the need for more comprehensive and sophisticated process control of semiconductor manufacturing, will result in increased demand for process control metrology systems.

  Increasing Demand for Semiconductors. The demand for semiconductors has significantly increased over time. According to Dataquest, since 1991 the global semiconductor market has expanded at a CAGR of approximately 16.6%. In addition, Dataquest estimates that sales of semiconductors generated aggregate revenues of approximately $138.6 billion in 1996, are projected to grow by 12.7% to approximately $156.2 billion in 1997 and to reach approximately $300 billion by the year 2000. This market expansion is due primarily to: (i) the increased demand for faster, smaller and more efficient devices utilizing semiconductors (including personal computers and telecommunications equipment) with a greater range of functionality; (ii) the increased level of semiconductor content in electronic products; and (iii) the increased use of products utilizing semiconductors in broader geographical markets. For example, over 20% of the worldwide semiconductor capacity is currently consumed in the Asia/Pacific market, compared to a negligible quantity only a decade ago. Existing and new markets with significant growth potential include Southeast Asia, China, Latin America and Eastern Europe. New applications for semiconductors, both in traditional semiconductor markets, such as data-processing computers, consumer electronics, automotive electronics and office equipment, and in new and growing semiconductor markets, such as personal computers, telecommunications, portable computers and the Internet, have increased the level of semiconductor content in electronic products and systems.

  Growing Importance of Process Controls. Industries that use semiconductors are demanding increasingly complex, higher performance devices. As a result, semiconductors continue to become more complex, with smaller feature sizes and larger circuit device sizes. Fabrication of these devices requires increasing the number of process steps and reducing feature sizes, necessitating narrower process tolerances which makes it more difficult to maintain acceptable yields. These factors, together with the industry migration toward larger wafer sizes, have led to a substantial increase in the manufacturers' per wafer investment, which in turn has caused these manufacturers to intensify their efforts to maintain acceptable yields. As a result, manufacturers demand equipment that provides superior process results and yields and which can also accommodate larger wafers. With the increase in wafer process complexity, the increase in wafer value as wafers become larger, and the requirements for greater yield and productivity, process control metrology systems are becoming more critical to the manufacture of semiconductors. In addition, the total costs for constructing and equipping an advanced fabrication facility can be in excess of $1.5 billion, a substantial portion of which represents the cost of capital equipment used to process the wafers. Process control metrology systems, which typically represent a small percentage of the total investment, enable manufacturers to leverage these expensive facilities and improve their return on investment.

                                   BUSINESS

  The Company is a worldwide leader in the development, manufacture, marketing and service of process control metrology systems for use in the manufacture of semiconductors. Semiconductor manufacturers use process control metrology systems in their fabs to detect any process deviations or problems in order to minimize the effects on manufacturing yield, device performance and reliability. The Company's metrology systems are principally used to measure two of the most important and pervasive semiconductor fabrication process steps: ion implantation and thin film deposition and removal. Ion implantation involves the implantation of ions into selective areas of the silicon wafer, which alters the electrical properties of the semiconductor. Thin film deposition and removal is a process by which layers of conductive or insulating films are deposited on and removed from the wafer to give the semiconductor the desired performance characteristics. For Fiscal 1997 on a pro forma basis giving effect to the Recapitalization, the Company generated net revenues, EBITDA and net income of $109.5 million, $26.1 million and $5.2 million, respectively, and a pro forma ratio of earnings to fixed charges of
1.6. For the first quarter of Fiscal 1998 on a pro forma basis giving effect to the Recapitalization, the Company generated net revenues, EBITDA and incurred a net loss of $28.2 million, $3.3 million and $(0.6) million, respectively. The Company's pro forma earnings were insufficient to cover fixed charges by $1.1 million for the first quarter of Fiscal 1998. Since the introduction of its first product in 1985, the Company's revenues have increased at a CAGR of approximately 36.7%.

  The Company's process control metrology systems use proprietary and patented technology to measure key dimensions and other physical properties of semiconductor wafers. The Company holds 69 U.S. and foreign patents primarily covering the technology utilized in its two major product lines: (i) the Therma-Probe system and (ii) the Opti-Probe system. The Therma-Probe system, introduced in 1985, utilizes the Company's proprietary thermal wave technology and is the predominant nondestructive process control metrology system used to measure the critical ion implantation process in the fabrication of semiconductors. Since the introduction of the Therma-Probe, the Company believes it has captured over 95% of the market for nondestructive ion implantation measurement of product wafers and is installed in virtually every major semiconductor fab worldwide. The Opti-Probe system, introduced in 1992, significantly improved upon existing thin film metrology systems by successfully integrating different measurement technologies into one system and utilizing new proprietary optical technologies. The Company believes that the Opti-Probe has captured over 30% of the thin film measurement market in less than five years.

  The Company markets and sells its products worldwide to virtually all major semiconductor manufacturers, including Intel Corporation, Samsung Semiconductor Inc., LG Semicon, Advanced Micro Devices, Inc., Siemens Microelectronics, Lucent Technologies and NEC Semiconductor. The Company has developed and consistently maintained strong customer relationships due to the technological superiority of its products and strong customer support capabilities. In its 15 year history, the Company believes it has never lost a major customer. The Company believes it is the dominant supplier of ion implant metrology systems to virtually all major semiconductor manufacturers and has become the primary supplier of thin film metrology systems to many of its customers. In addition, the Company believes that its largest customers, such as Intel Corporation and Samsung Semiconductor, are among the fastest growing manufacturers in the semiconductor industry. The Company has a strong presence in all major international markets and, as a result, derived approximately 59.7% and 44.2% of its net revenues from international sales in Fiscal 1997 and the first quarter of Fiscal 1998, respectively. In aggregate, the Company serves more than 60 customers worldwide, which are located in over 14 different countries and manufacture many different types of semiconductors for a broad range of applications.

  Therma-Wave was established in 1982 by Dr. Allan Rosencwaig, the Company's current Chairman, President and CEO and the principal developer of the field of thermal wave physics. In Fiscal 1992, the Company was acquired by Toray and Shimadzu. Through the Recapitalization, Bain Capital, Sutter Hill and the Management Investors collectively acquired securities representing approximately 88% of the Company's outstanding voting power. As a result of the Recapitalization, the Management Investors own approximately 22% of the outstanding Common Stock, which represents 13% of the outstanding voting power, and hold options to acquire an additional 7% of such Common Stock. Such equity ownership represents a significant economic commitment to and participation in the continued success of the Company.

COMPETITIVE STRENGTHS

  The Company attributes its success in the process control metrology market and its significant opportunities for continued growth and profitability to its ability to provide products and services that are superior in meeting the requirements of semiconductor manufacturers. Management believes that the Company has several competitive advantages, including:

 . TECHNOLOGICALLY ADVANCED CAPABILITIES AND PRODUCTS. The Company believes that its expertise in engineering, research and development enables it to offer process control metrology systems with more advanced technical capabilities and features than those offered by its competitors. These features include superior measurement capabilities, resolution, accuracy, repeatability and reliability. The Therma-Probe system employs a patented optical technology to provide noncontact, noncontaminating ion implant measurement capability, unlike many of the Company's competitors who use invasive four-point probes to accomplish similar measurements. The Company's Opti-Probe system is the only tool that combines three distinct measurement technologies, two of which are patented by the Company. The Company believes that its technologically superior products are critical to its success because technical capability is a key criterion that most major semiconductor manufacturers use in selecting capital equipment for their fabs.

 . LEADING MARKET SHARE. The Company is one of the world's leading manufacturers of process control metrology equipment and systems. Therma-Wave is the largest provider of nondestructive ion implant process control metrology systems worldwide with over 95% of the market. The Therma-Probe system has become the industry standard for ion implant process control metrology and is installed in virtually every major semiconductor fabrication facility. The Company is also a leading supplier of thin film measurement metrology systems worldwide. The Company believes that its Opti-Probe system has captured over 30% of the market in less than five years since its introduction as a result of its technological superiority and the enhanced return on investment to its customers. In Fiscal 1997, sales of the Opti-Probe system increased by over 55% from the previous Fiscal Year due to continued market share gains as well as market growth.

 . STRONG AND DIVERSE CUSTOMER BASE. The Company markets and sells its products worldwide to virtually all of the major semiconductor manufacturers, including: (i) Intel Corporation, the largest microprocessor manufacturer worldwide; (ii) Samsung, the largest DRAM manufacturer; and
   (iii) Lucent Technologies, one of the largest ASIC manufacturers. The Company believes that its top customers are among the fastest growing manufacturers in the semiconductor industry. For example, the Company's top nine customers for Fiscal 1997 have increased their capital equipment expenditures at a CAGR of approximately 36% over the last five years, as compared to a CAGR of approximately 27% for the semiconductor capital equipment industry as a whole. In addition, the Company has a diverse customer base in terms of both geographic location and the types of semiconductors manufactured by its customers. In aggregate, the Company serves more than 60 customers worldwide, which are located in over 14 different countries. In addition, no single customer accounted for more than 13% and 22% of the Company's net revenues in Fiscal 1997 and the first quarter of Fiscal 1998, respectively.

 . STRONG CUSTOMER RELATIONSHIPS. The Company believes that it has developed and consistently maintained excellent customer relationships. In its 15 year history, the Company believes that it has never lost a major customer. In addition, the Company believes it is the dominant supplier of ion implant metrology systems to virtually all major semiconductor manufacturers and has become the primary supplier of thin film metrology equipment to many of its customers. Engineering, sales and management personnel collaborate with customer counterparts to determine customers' needs and specifications. For example, the model Opti-Probe 2600 was developed in cooperation with one of the Company's major customers to address the need for a more capable thin film measurement system.

 .  WORLDWIDE DISTRIBUTION AND STRONG CUSTOMER SUPPORT CAPABILITIES. The
   Company has been at the forefront of addressing the increasing globalization of the semiconductor industry. The Company has expended considerable resources in creating a high-quality worldwide distribution network with highly trained customer service and support organizations. For Fiscal 1997 and the first quarter of Fiscal 1998, the Company generated international revenues of approximately $65.4 million and $12.5 million, representing

   59.7% and 44.2% of net revenues, respectively . The Company provides its customers with comprehensive support and service before, during and after delivery of its systems. The Company's engineers have extensive experience and provide valuable assistance to the Company's customers, thereby strengthening Therma-Wave's strong position with its customers. The Company anticipates that it will continue to strengthen and expand its distribution and customer service and support organizations worldwide, particularly in Asia.

 . EXPERIENCED AND SUCCESSFUL MANAGEMENT TEAM. The Company is led by an experienced senior management team whose members average more than 14 years in the semiconductor capital equipment manufacturing industry. Dr. Allan Rosencwaig has over 15 years of experience in the industry. In addition, the Company's top nine executives average over nine years with the Company. Under the leadership of its existing management team, the Company's net revenues have grown from $2.7 million in Fiscal 1985 to $109.5 million in Fiscal 1997, representing a CAGR of 36.7%. As a result of the Recapitalization, the Company's senior management own approximately 22% of the outstanding Common Stock, which represents 13% of the outstanding voting power, and hold options to acquire an additional 7% of such Common Stock. Such equity ownership represents a significant economic commitment to and participation in the continued success of the Company.

BUSINESS AND GROWTH STRATEGY

  The Company's business strategy is to continue its leadership and growth in the process control metrology market and thereby increase market share and maximize revenues and profitability. The Company's business and growth strategy will include the following key initiatives:

 . CAPITALIZE ON FAVORABLE INDUSTRY TRENDS. The Company believes that the increasing demand for semiconductors should continue to drive significant growth in the semiconductor capital equipment market. In addition, the Company believes that the need for more comprehensive and sophisticated process control of semiconductor device manufacturing will result in increased demand for metrology systems. Management believes that the Company is well positioned to take advantage of these favorable trends, given its market leadership position, strong customer base, superior technology and research and development expertise.

 . MAINTAIN AND LEVERAGE STRONG CUSTOMER RELATIONSHIPS. The Company expects to continue to strengthen its existing customer relationships and foster working partnerships by providing technologically superior systems and high levels of customer support. In its 15 year history, the Company believes it has never lost a major customer. In addition, the Company believes it is the dominant supplier of ion implant metrology systems to virtually all major semiconductor manufacturers and has become the primary supplier of thin film metrology systems to many of its customers. Furthermore, the Company intends to continue to capitalize on its strong customer relationships, which have enabled it to develop new products and applications through close collaboration with customers. Such collaboration has often resulted in products and applications which have a broader market appeal. For example, the Company has sold its Opti-Probe 2600, developed in conjunction with one of its major customers, to numerous other semiconductor manufacturers.

 . INCREASE MARKET PENETRATION. The Company expects to increase its market penetration based on its competitive strengths and superior product offerings. In particular, the Company expects that the market share of its Opti-Probe system, which was introduced by the Company in 1992, will continue to increase as a result of its technological advantages and superior return on investment to its customers. During Fiscal 1997, the Company has added seven major new customers for the Opti-Probe system and believes that it has increased its market share in the thin film measurement market by approximately 10 percentage points to capture over 30% of such market. The Company believes that the Opti-Probe system offers significant opportunities for increased revenues due to the size of the thin film measurement market, which had aggregate sales of $209 million in 1996 and has grown at CAGR of 37.2% from 1991 to 1996.

 . CONTINUE TO FOCUS ON TECHNOLOGICAL INNOVATION. The Company expects to continue its emphasis on engineering and research and development in an effort to anticipate and address technological advances in semiconductor manufacturing. During its last four fiscal years, the Company has spent on average approximately 14% of its net revenues on research and development activities. Since its founding, the

   Company has been a leader in the introduction of technological advances, including: (i) the development of the most widely accepted metrology system for measuring ion implant dose on product wafers; (ii) the introduction of the first product to successfully combine different thin film measurement technologies in one system; (iii) the development of proprietary technologies significantly improving on existing thin film measurement capability; and (iv) the development of advanced metrology software dealing with signal processing, data analysis and pattern recognition. The Company intends to capitalize on its market leadership position, advanced technologies and portfolio of 69 U.S. and foreign patents to further broaden its existing high quality product lines. Management believes that continued product innovation and investment in research and development will help the Company increase its leadership position and overall profitability.

 . LEVERAGE EXISTING INFRASTRUCTURE. The Company believes that it has the opportunity to improve its operating margins by leveraging its existing infrastructure through increased sales. To support its worldwide growth, the Company has expended considerable resources in establishing its infrastructure, including a worldwide customer service and support organization and a state-of-the-art manufacturing facility.

 . PURSUE STRATEGIC ACQUISITIONS. The Company expects to capitalize on the recent consolidation trend in the process control metrology and wafer inspection industries by targeting strategic acquisitions. The Company expects to review selective opportunities to acquire businesses which would add to its portfolio of technologies and products.

PRODUCTS AND TECHNOLOGY

  Therma-Wave currently offers two major lines of process control metrology systems to address a wide range of customer process control needs. The Company's Therma-Probe system was introduced in 1985 as the Company's initial product line, and its Opti-Probe system was introduced in 1992. Both product lines feature the Company's proprietary and patented measurement technologies and offer robotic wafer handling, advanced vision processing, sophisticated but user-friendly software and high throughput and reliability. The modular design of the hardware and software enable continuous product enhancement as new advances are made.

 Therma-Probe System

  A key process step in the fabrication of semiconductors is the implantation of ions into selective areas of the silicon wafer, which alters the electrical properties of the silicon semiconductors. Control of the accuracy and uniformity of the ion implant dose is critical to device performance and yield. Ion implantation is generally performed several times during the early phases of the fabrication cycle. As a result, there is typically a three to eight week time lag between the implant steps and the first electrical measurements that indicate whether the ion implant process was properly executed. Failure to identify improper ion implantation can be extremely costly to a semiconductor manufacturer if the fabrication cycle is permitted to continue. To test whether the ion implant was properly executed on a timely basis, semiconductor manufacturers historically used a four-point probe to perform test wafer monitoring (i.e., testing a non-production blank wafer that has no devices on it), which measured electrical resistance and required physical contact between the probe and the silicon wafer surface. As a result of the high probability of contamination of the silicon wafer from contact with the probe, this procedure was only used on a limited number of test wafers. As compared to product wafer monitoring (i.e., testing a production wafer that has devices on it), test wafer monitoring adds considerable cost to the manufacturing process and will often fail to identify processing problems inherent with product wafers.

  The Therma-Probe system is the predominant ion implant metrology system capable of measuring in a noncontact, non-contaminating manner directly on product wafers and immediately after the ion implantation process, both the implant dose and its uniformity across the wafer with a high degree of precision. In addition, the Therma-Probe system has unparalleled sensitivity for the most critical implants. By the end of 1996, more than 340 Therma-Probe systems had been installed in virtually every major semiconductor fab worldwide. A typical semiconductor fab uses Therma-Probe systems to monitor and control critical implant steps. In addition, all major manufacturers of ion implant equipment utilize Therma-Probe systems to help develop and qualify their ion implanters. The Company believes that the Therma-Probe has captured over 50% of the market for ion implant measurement in general and over 95% of the market for nondestructive ion implantation measurement of product wafers. The Company estimates that sales of ion metrology systems for the semiconductor industry were approximately $60 million in 1996. From Fiscal 1992 through Fiscal 1997, revenues from the sale of Therma-Probe systems have grown at a CAGR of 15.2%. The selling price for a current model of the Therma-Probe system ranges from $650,000 to $900,000.

  The Company believes that its Therma-Probe system offers particular technological advantages and features that distinguish it from the ion implant metrology systems offered by its competitors:

    Proprietary Technology. To provide noncontact, non-contaminating ion implant measurements on product wafers, the Company's Therma-Probe system employs highly focused but low power laser beams to generate and detect thermal wave signals in the silicon wafer that can be correlated to the implant dose. The thermal wave technology used to measure the ion implant dose in the silicon wafer is a highly proprietary and extensively patented technology of the Company. The Company believes that these patents help to maintain its competitive position.

    Ease of Use and Reliability. The Company has packaged its thermal wave technology into an easy-to-use and reliable process control metrology system. This system is configured specifically for use by semiconductor device manufacturers and features automated wafer handling, automated data collection and statistical data processing and data management.

    Installed Base. Virtually all major semiconductor manufacturers use Therma-Probe systems to monitor and control their ion implant processes. In addition, all major manufacturers of ion implant equipment utilize Therma-Probe systems to help develop and qualify their implanters. Additionally, the Company's engineers have extensive experience in addressing many different types of ion implant applications and provide valuable assistance to the Company's customers, thereby strengthening Therma-Wave's strong position with its customers. The Company believes that its significant installed base of Therma-Probe systems acts as a barrier to entry for its current and potential competitors in the ion implant measurement market.

    Continuous Improvement. Although the Company enjoys over 95% of the industry sales of nondestructive ion implant metrology systems for product wafers, it continues to develop, manufacture and market new and improved Therma-Probe models to enhance system capability and the return on investment to the customer. For example, the Company recently introduced the TP-500 model, which provides enhanced performance, improved software, advanced image processing and improved reliability.

 Opti-Probe System

  The majority of the 100 to 300 process steps required to fabricate semiconductors on the silicon wafer involve the deposition and removal of a variety of insulating and conducting thin films. Thin film metrology measures the thickness and material properties of these thin films and, because it is used to measure a large number of process steps, is one of the most important metrology systems utilized at semiconductor fabs. The most widely used technologies to measure the thickness and properties of thin films have historically been reflection spectrophotometry and ellipsometry. Increasingly, these systems have been unable to meet the process control metrology demands of the semiconductor industry. For example, the industry is rapidly moving toward measuring product wafers rather than test wafers, both because of the inability to control the manufacturing processes adequately using test wafers alone, and the costs associated with the processing of nonproductive test wafers. Measurements on product wafers, however, must be performed in small test areas and spectrophotometers and ellipsometers both require fairly large measurement areas. Additionally, increasing demands for improved precision and repeatability require the ability to measure thicknesses that range from extremely thin (a hundred million times smaller than a centimeter) to films that are hundreds of thousand times thicker. Reflection spectrophotometers are most suitable for measuring thicker films, whereas ellipsometers are most suitable for measuring very thin films. Thus, neither system is individually capable of accurate and reliable measurements over the full range of film thicknesses. Further, the industry is now using many films whose optical properties are functions of the actual deposition conditions. Obtaining an accurate measurement of the thickness of these thin films requires the ability to make simultaneous measurements of both thickness and optical properties. Reflection spectrophotometers and most ellipsometers have very limited capabilities for simultaneous measurements of thickness and optical parameters.

  The Opti-Probe system was developed by the Company to address the limitations of conventional thin film metrology systems. The Opti-Probe system, introduced in 1992, combines the thin film metrology capabilities of spectrophotometers and ellipsometers into a single integrated system and utilizes two new proprietary measurement technologies to enhance their capabilities. By the end of 1996, the Company believes that the Opti-Probe system had captured over 30% of the thin film measurement market, an increase of approximately 10 percentage points over the previous year. The Company expects that its Opti-Probe system will continue to increase market share as a result of its technological superiority and the enhanced return on investment to the customer. The Company estimates that sales of thin film measurement systems for the semiconductor industry were approximately $209 million in 1996. From Fiscal 1992 through Fiscal 1997, revenues from the sale of Opti-Probe systems have grown at a CAGR of 141.7%. The selling price for a current model of the Opti-Probe system ranges from $400,000 to $600,000.

  The Company believes that its Opti-Probe system offers particular technological advantages and features that distinguish it from traditional thin film metrology systems:

    Proprietary Technology. Conventional spectrophotometers and ellipsometers are unable to meet the current and future requirements of the semiconductor fabs. These requirements include the ability to measure in very small areas on product wafers, high precision and repeatability for very thin as well as thick films, and the ability to simultaneously measure thickness and optical parameters on one or more films. To help provide these capabilities, the Company has developed and patented two new proprietary optical measurement technologies and combined them with conventional measurement technologies in one measurement system. Because of the wealth of data that can be obtained from these combined optical technologies, it is possible to perform measurements on the thickness and optical parameters of one or more films simultaneously. In addition, since the Company's proprietary technologies employ a highly focused laser beam, it is possible to perform measurements with a spot size that is the smallest in the industry. Although the Company's competitors have now introduced systems that combine elements of spectrophotometry and ellipsometry in one system, the Company believes that its particular combination of technologies results in a superior product.

    Ease of Use and Reliability. Therma-Wave's Opti-Probe system is regarded as easy-to-use and highly reliable as compared to the thin film measurement systems of its competitors. This system is configured specifically for use by semiconductor device manufacturers and features automated wafer handling, advanced image processing, automated data collection and statistical data processing and data management.

    Proprietary Software. The Company believes that not only is its hardware, the Opti-Probe system, superior to the competition, but so also is its software. During the fabrication of semiconductors, many different films and film stacks, consisting of several layers of different films, are deposited and selectively removed from the silicon wafer. This in turn means that hundreds of film measurement data analysis algorithms ("recipes") must be developed and stored in the computer of a thin film metrology system. Thus the full benefit of a thin film metrology system to the customer is a result of a combination of superior measurement capability and superior recipe development. The Company has a staff of over fifty experienced applications scientists and engineers stationed worldwide near all major customers who provide full applications support to develop new recipes as the device manufacturing processes change.

    Continuous Improvement. While the Company has achieved rapid market share growth in the thin film metrology market with its current Opti-Probe systems, it continues to develop, manufacture and market new and improved models. For example, the Company has recently introduced the OP-2600DUV model which extends the spectrophotometer range of the Opti-Probe further into the ultra-violet region of the optical spectrum. The Company believes that it now provides the semiconductor industry with a thin film metrology tool that operates further into the ultra-violet spectrum than the competition. This is of paramount importance since device manufacturers are now developing patterning technology utilizing optical radiation in this ultra-violet region. In addition, the Company has recently introduced the 3000 series Opti-Probe systems that provide the same superior measurement capability of the 2000 series but with increased speed, thus enhancing the systems' productivity.

CUSTOMERS

  Therma-Wave sells its products to leading semiconductor manufacturers throughout the world, including Intel, Samsung, LG Semicon, Advanced Micro Devices, Inc., Siemens Microelectronics, Lucent Technologies and NEC Semiconductor. Sales to Samsung and Intel represented approximately 10% and 13%, respectively, of the Company's net revenues for Fiscal 1997 and approximately 15% and 17%, respectively, for Fiscal 1996. Sales to Intel, Taiwan Semiconductor Corporation and Hyundai Corporation represented approximately 21%, 13% and 13%, respectively, of the Company's net revenues for the first quarter of Fiscal 1998. The Company's top twenty customers accounted for substantially all of the Company's net revenues for the first quarter of Fiscal 1998 and approximately 78% of its net revenues in Fiscal 1997 and 81% in Fiscal 1996.

  The Company provides its customers with comprehensive support and service before, during and after delivery of its systems. Prior to shipment, Therma-Wave's support personnel typically assist the customer in site preparation and inspection and typically provide customers with training at the Company's facilities or at the customer's location. The Company's customer training programs include instructions in the maintenance of the Company's systems and in system hardware and software tools for optimizing the performance of the Company's systems. The Company's field support personnel work with the customers' employees to install the system and demonstrate system readiness. In addition, the Company maintains a group of highly skilled applications scientists to respond to customer process needs worldwide when a higher level of technical expertise is required.

  The Company generally warrants its products for a period of up to 12 months from system acceptance for materials and labor to repair the product and to provide training and applications support. Installation and initial training are customarily included in the price of the system. After the warranty period, customers may enter into support agreements covering both field service and field applications support. The Company's field service engineers may also provide customers with call out repair and maintenance services on a fee basis. The Company's applications engineers and scientists are also available to work with the customers on recipe development for a fee. The Company also trains customer employees, for a fee, to perform routine service and provides telephone consultation services.

SALES AND MARKETING

  The Company utilizes a combination of 10 in-house sales staff and 12 manufacturers' sales representatives to sell its products to end users. The Company sells products typically on 80% to 90% net 30-day terms with the remainder due after customer acceptance. Some foreign customers are required to deliver a letter of credit payable in U.S. dollars upon system shipment.

  Therma-Wave maintains sales offices and regional sales representatives throughout the world. In the United States, the Company maintains sales offices in California, Oregon, Pennsylvania and Texas. The Company also utilizes manufacturers' sales representatives to cover those regions of the United States with too few customers to support a direct sales effort. In Asia, the Company maintains sales and support offices in Japan, Korea and Taiwan. The Japanese and Taiwanese offices work with manufacturers' sales representatives to sell the Company's products to customers in Japan and Taiwan, while the Korean office sells to customers directly. The Company also works with manufacturers' sales representatives in Singapore, Malaysia, Thailand and China. In Europe, the Company maintains sales offices in France and the United Kingdom and works with manufacturers' sales representatives throughout the rest of Europe.

  In addition, the Company provides direct customer support in most parts of the world. In some locations, field service is still provided by the same manufacturers' sales representative that handles the sales function, but applications support is provided by the Company's employees in the territory. In the United States, field service and applications engineers are located in customer support offices in Arizona, California, Colorado, Florida, Massachusetts, New Mexico, Oregon, Pennsylvania and Texas. Certain dedicated site-specific field service and applications engineers are contracted by certain customers such as Intel Corporation. In Asia, the Company provides customer support through its offices in Japan, Taiwan, Korea and Singapore. In Europe, the Company maintains a customer support office in the United Kingdom to support customers there and to assist the field service engineers of its European manufacturers sale representatives in the rest of Europe. Applications personnel to support continental Europe are stationed in France and Germany.

  The following table summarizes the Company's U.S. operations and those of its wholly owned subsidiary in Japan (in thousands):

                                          FISCAL YEAR ENDED APRIL 6, 1997
                                     -------------------------------------------
                                      UNITED           ADJUSTMENTS/
                                      STATES   JAPAN   ELIMINATIONS CONSOLIDATED
                                     -------- -------  ------------ ------------
   Total revenue.................... $103,578 $10,991    $(5,076)     $109,493
                                     ======== =======    =======      ========
   Income from operations........... $ 20,974 $ 1,632    $   763      $ 23,369
                                     ======== =======    =======      ========
   Identifiable assets.............. $ 67,764 $ 7,497    $(6,641)     $ 68,620
                                     ======== =======    =======      ========
                                          FISCAL YEAR ENDED MARCH 31, 1996
                                     -------------------------------------------
                                      UNITED           ADJUSTMENTS/
                                      STATES   JAPAN   ELIMINATIONS CONSOLIDATED
                                     -------- -------  ------------ ------------
   Total revenue.................... $ 75,020 $11,303    $(7,030)     $ 79,293
                                     ======== =======    =======      ========
   Income from operations........... $ 11,200 $   503    $ 1,875      $ 13,578
                                     ======== =======    =======      ========
   Identifiable assets.............. $ 52,653 $ 9,229    $(8,826)     $ 53,056
                                     ======== =======    =======      ========
                                          FISCAL YEAR ENDED APRIL 2, 1995
                                     -------------------------------------------
                                      UNITED           ADJUSTMENTS/
                                      STATES   JAPAN   ELIMINATIONS CONSOLIDATED
                                     -------- -------  ------------ ------------
   Total revenue.................... $ 50,965 $ 8,010    $(3,300)     $ 55,675
                                     ======== =======    =======      ========
   Income (loss) from operations.... $  9,488 $  (655)   $   665      $  9,498
                                     ======== =======    =======      ========
   Identifiable assets.............. $ 45,252 $ 9,006    $(9,177)     $ 45,081
                                     ======== =======    =======      ========
                                       THREE-MONTH PERIOD ENDED JULY 6, 1997
                                     -------------------------------------------
                                      UNITED           ADJUSTMENTS/
                                      STATES   JAPAN   ELIMINATIONS CONSOLIDATED
                                     -------- -------  ------------ ------------
   Total revenue.................... $ 27,665 $   975    $  (435)     $ 28,205
                                     ======== =======    =======      ========
   Income from operations........... $  2,494 $   117    $   (71)     $  2,540
                                     ======== =======    =======      ========
   Identifiable assets.............. $ 84,466 $ 3,926    $(6,052)     $ 82,340
                                     ======== =======    =======      ========

  Export sales, representing sales from the United States to customers in foreign countries, primarily in Asia and Europe, were approximately $54.4 million, $34.5 million, $24.5 million and $11.5 million of total United States revenue for Fiscal 1997, 1996, 1995 and the first quarter of Fiscal 1998, respectively.

ENGINEERING; RESEARCH AND DEVELOPMENT

  The process control metrology market is characterized by continuous technological development and product innovations. The Company believes that continued and timely development of new products and enhancements to existing products is necessary to maintain its competitive position. Accordingly, the Company devotes a significant portion of its personnel and financial resources to engineering, research and development programs. The Company seeks to maintain its close relationships with customers to make improvements in its products which respond to customers' needs. For example, the model Opti-Probe 2600 was developed in cooperation with one of the Company's major customers to address the need for a more capable thin film measurement system.

  The Company's ongoing engineering and research and development efforts can be classified into three categories: new products; feature enhancements (such as features to improve precision, speed and automation); and customer-driven product enhancements (such as new measurement recipes or algorithms). The Company has research and engineering staffs which work both in developing new products and features and in responding to the particular needs of customers.

  The Company's research and developments efforts have resulted in the recent introduction of (i) the Opti-Probe 5240, which combines six measurement technologies into one system; (ii) the Meta-Probe Metal Metrology System, which measures film thickness on multi- or single layer metal films; and (iii) 300 millimeter wafer capability for both the Opti-Probe and Therma-Probe systems.

  Engineering and research and development expenses were $13.1 million in Fiscal 1997, $10.1 million in Fiscal 1996, and $5.9 million in Fiscal 1995, or 12%, 13% and 11% of net revenues for those periods, respectively. The Company expects that engineering and research and development expenditures will continue to represent a substantial percentage of net revenues for the foreseeable future.

MANUFACTURING

  The Company's manufacturing strategy is to produce high-quality, cost effective systems and assemblies. The Company currently performs the majority of its system assembly activities in-house. In order to lower production costs in the future, the Company intends to perform only those manufacturing activities that add significant value or that require unique technology or specialized knowledge. In the future, the Company expects to rely increasingly on subcontractors and turnkey suppliers to fabricate components, build assemblies and perform other activities that can be undertaken more cost effectively than by the Company. The Company currently does not have any plans to reduce its production levels during the remainder of Fiscal 1998.

  The Company's principal manufacturing activities include assembly and test work, all of which are conducted at the Company's facility in Fremont, California. Assembly includes inspection, subassembly and final assembly. Test includes modular testing, system integration and final test. Components and subassemblies, such as lasers, robots and stages, are acquired from third party vendors and integrated into the Company's finished systems. While the Company uses standard components and subassemblies wherever possible, most mechanical parts, metal fabrications and critical components are engineered and manufactured to Company specifications. Certain of the components and subassemblies are obtained from a limited group of suppliers, and occasionally from a single source supplier. The Company has not entered into any formal agreements with such limited source suppliers, other than long-term purchase orders and, in some cases, volume pricing agreements. Those specific parts coming from a limited group of suppliers are monitored by management to ensure that adequate supplies are available to maintain manufacturing schedules and to reduce the Company's dependence on these suppliers, should supply lines for any of these parts be interrupted. The partial or complete loss of such suppliers could increase the Company's manufacturing costs or delay product shipments while the Company qualifies new suppliers and could also require the Company to redesign products, thereby having a material adverse effect on the Company's results of operations and customer relationships. Further, a significant increase in the price of one or more of the components supplied by such suppliers could adversely affect the Company's financial position and results of operations.

  The Company schedules production based upon firm customer commitments and anticipated orders during the planning cycle. The Company has structured its production process and facility to be driven by both orders and forecasts and has adopted a modular system architecture to increase assembly efficiency and test flexibility. The Company's cycle times for its products are currently three to four months. The Company believes that these cycle times will improve as the Company continues to place increased emphasis on manufacturing capability in its new product design.

  The Company conducts the assembly of certain optical components and final testing of its systems in clean-room environments where personnel are properly clothed. This procedure is intended to reduce the amount of particulates and other contaminants in the final assembled system and to test the Company's products against customers' acceptance criteria prior to shipment. Following the final test, the completed system is packaged within triple vacuum sealed bags to maintain a high level of cleanliness during shipment and installation. As part of the ongoing quality program, all machines are monitored by Therma-Wave during the installation process.

COMPETITION

  The market for semiconductor capital equipment is highly competitive. The Company faces substantial competition from established companies in each of the markets that is serves, some of which have greater financial, engineering, manufacturing and marketing resources than the Company. Significant competitive factors in the market for metrology systems include system performance, ease of use, reliability, return on investment to the customer, and technical service and support. The Company believes it competes favorably on the basis of these factors in each of the Company's served markets. The Company competes with both larger and smaller United States and Japanese companies in the markets it serves. European companies are generally not significant competitors in the Company's served markets.

  The Company's Therma-Probe system competes primarily with other metrology systems designed to measure ion implant dosage, particularly destructive four-point probe measurement systems including those manufactured by Tencor Instruments, Kokusai Electric Ltd. and Bio-Rad Semiconductor Systems. The Therma-Probe system is the semiconductor industry's predominant noncontact, nondestructive ion implant monitor for product wafers. Jenoptik has recently begun to manufacture and market its TWIN and TWIN SC systems, each of which nondestructively measures ion implant doses on product wafers using thermal wave technology. The Company has filed patent infringement suits against Jenoptik in both the U.S. and Germany alleging that manufacture by Jenoptik of these products infringes on several of the Company's patents. See "--Legal Proceedings." To date, the introduction of these products by Jenoptik has not had a material impact on the Company's market position. The Company's Opti-Probe system primarily competes with thin film metrology systems manufactured by the Prometrix division of Tencor Instruments, Rudolph Technologies, Nanometrics and Dai Nippon Screen.

PATENTS AND PROPRIETARY RIGHTS

  The Company believes that the success of its business depends more on the technical competence, creativity and marketing abilities of its employees, rather than on the protection derived from its patents and other proprietary rights. Nevertheless, the Company's success will depend, at least in part, on its ability to obtain and maintain patents and proprietary rights to protect its technology.

  The Company has a policy of seeking patents where appropriate on inventions concerning new products and improvements as part of its ongoing engineering, research and development activities. The Company has acquired a number of patents relating to its two key products, the Opti-Probe and Therma-Probe systems. The Company owns 24 U.S. patents with expiration dates ranging from 1999 to 2013 and has filed applications for two additional U.S. patents. In addition, the Company owns 45 foreign patents with expiration dates ranging from 1999 to 2013 and has filed applications for 9 additional foreign patents.

  There can be no assurance that any of the Company's pending patent applications will be approved, that the Company will develop additional proprietary technology that is patentable, that any patents owned by or issued to the Company will provide the Company with competitive advantages or these patents will not be challenged by any third parties. Furthermore, there can be no assurance that third parties will not design around the Company's patents. Any of the foregoing results could have a material adverse effect on the Company's business or financial condition.

  In addition to patent protection, the Company relies upon trade secret protection for its confidential and proprietary information and technology. The Company routinely enters into confidentiality agreements with its employees. However, there can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's confidential and proprietary information and technology will not be independently developed by or become otherwise known by third parties.

  The Company also owns seven U.S. trademark registrations and has filed applications for two trademark registrations in Japan as well as an intent to use trademark application for the U.S.

FACILITIES

  The Company's executive offices and manufacturing, engineering, research and development operations are located in a 102,000 square foot building in Fremont, California with approximately 800 square feet of Class 100 "clean rooms" for customer demonstrations and approximately 10,000 square feet of Class 1000 "clean rooms" for manufacturing. This facility is occupied under a lease expiring in 2006 at an aggregate annual rental expense of approximately $1.0 million. The Company has the option of extending this lease for another 15 years after 2006. In addition, the Company has a three-year option on a six-acre lot adjacent to its current facility. The Company owns substantially all of the equipment used in its facilities. The Company believes that its existing facilities and capital equipment are adequate to meet its current requirements and that suitable additional or substitute space is readily available as needed.

  The Company also leases sales and customer support offices in Arizona, California, Florida, Massachusetts, Texas, Japan, Korea, and Taiwan.

EMPLOYEES

  As of July 6, 1997, the Company employed 378 persons, including 62 in engineering, research and development, 95 in manufacturing, 161 in customer support, 23 in sales and marketing and 37 in executive and administrative functions. Many of the Company's employees are highly-trained, holding advanced post-graduate degrees in science and engineering. None of the Company's employees are represented by a labor union or covered by a collective bargaining agreement. The Company considers its employee relations to be good. The Company has low employee turnover and has been able to attract and retain a highly talented group of managers, designers and engineers which has enabled it to continually improve its products and customer service and support.

LEGAL PROCEEDINGS

  On July 19, 1994, the Company filed a patent infringement suit against Jenoptik, a German competitor, in the U.S. District court for the Northern District of California. On February 1, 1996, the Company filed another patent infringement suit against Jenoptik in the Patent Court in Dusseldorf, Germany. In these lawsuits, both of which are still pending, the Company alleges that the manufacture and sale by Jenoptik of Jenoptik's TWIN and TWIN SC systems infringe several of the Company's U.S. patents and one of the Company's European patents that are related to the Company's Therma-Probe ion implant metrology system. In the U.S. lawsuit, Jenoptik denies infringement and claims that the Company's patents are invalid and unenforceable. Jenoptik also denies infringement in the German lawsuit. In addition, in Germany, Jenoptik filed a "nullity action," in which Jenoptik claims that the patent being asserted in the German infringement litigation is invalid.

  Although the Company believes that it is likely to succeed in the U.S. lawsuit and has a reasonable chance of succeeding in the German lawsuit and nullity action, it is impossible to predict the outcome of these actions. A material adverse effect on the Company's business or the Company's financial condition could occur if one or more of the Company's U.S. patents and/or the Company's European patent are found to be invalid or unenforceable because such a finding might affect the Company's ability to exclude competitors other than Jenoptik from making or selling competing products in these jurisdictions.

  In letters to the Company dated July 14, 1995 and October 31, 1996, Nanometrics, Inc. ("Nanometrics"), one of the Company's competitors, inquired as to whether the Company was interested in licensing the use of Nanometrics' U.S. Patent No. Re 34,783. This patent covers a method for measuring the reflectance of a specimen by comparing the measured intensity of reflected ultraviolet ("UV") radiation from an unknown sample with that of a known sample. After analyzing Nanometrics' patent, the Company has concluded that it does not infringe Nanometrics' patent and that the Nanometrics' patent is invalid. For these reasons, the Company believes that a license is not necessary. Nanometrics has neither accused the Company of patent infringement nor threatened a lawsuit against the Company.

  If the Company is found to infringe Nanometrics' patent, the Company believes that the patent could only cover those Opti-Probe devices to which the Company has recently added UV capability. In 1996, the Company sold only approximately twenty units of UV-equipped Opti-Probe devices and did not sell any such units prior to 1996. However, because of Nanometrics' willingness to license its patent and the relatively small number of Opti-Probe devices affected, the Company does not believe that any conflict with Nanometrics regarding its patent is likely to have a material adverse effect on the Company's business or the Company's financial condition.

  The Company is also involved in various legal proceedings from time to time arising in the ordinary course of business, none of which are expected to have a material adverse effect on the Company's business or financial condition.

ENVIRONMENTAL MATTERS

  The Company, like all manufacturing companies, is subject to various federal, state and local environmental statutory requirements. The Company believes that it is in material compliance with existing applicable environmental laws and regulation and has all necessary permits and licenses.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

  Executive officers, Directors and certain key employees of the Company are as follows:

        NAME                AGE                            POSITION
        ----                ---                            --------
   Allan Rosencwaig........  56 Chairman of the Board, President, and Chief Executive Officer
   Anthony W. Lin..........  46 Executive Vice President, Chief Financial Officer and Director
   Charlotte Holland.......  38 Vice President, Finance and Administration
   David Mak...............  39 Vice President, Manufacturing
   Jon L. Opsal............  56 Vice President, Research and Development
   James E. Rhoades........  53 Vice President, Sales
   W. Lee Smith............  48 Vice President, Strategic Marketing
   Donald J. Strand........  46 Vice President, Customer Service
   David Willenborg........  47 Vice President, Marketing
   G. Leonard Baker, Jr. ..  55 Director
   David Dominik...........  40 Director
   Adam W. Kirsch..........  35 Director

  ALLAN ROSENCWAIG co-founded the Company in January 1982 and has served as its Chairman and Chief Executive Officer since that time. Prior to founding the Company, Dr. Rosencwaig was a Group Leader at the Lawrence Livermore National Laboratory from 1977 to 1982 and a Member of Technical Staff at AT&T Bell Laboratories from 1969 to 1977. Dr. Rosencwaig holds Bachelor of Science, Master of Science and Ph.D. degrees in Physics from the University of Toronto.

  ANTHONY W. LIN joined the Company in June 1985 and has held a variety of administrative positions since that time, including Corporate Controller, Director of Finance, Vice President, Finance and Administration and Vice President, Customer Support. Mr. Lin has served as a Director of the Company since the Recapitalization. Prior to joining the Company, Mr. Lin was Corporate Controller for MAD Intelligence Systems from 1984 to 1985, Accounting Manager at Altos Computer Systems from 1982 to 1984, Staff Accountant at Deloitte, Haskins & Sells from 1979 to 1982 and Senior Financial Analyst at Digital Equipment Corporation from 1976 to 1979. Mr. Lin holds a Bachelor of Science degree in Chemistry from National Taiwan University and a Master of Business Administration degree from Harvard University and is licensed by the State of California as a Certified Public Accountant.

  CHARLOTTE HOLLAND joined the Company in August 1990 and, since that time, has served as Director of Finance and Corporate Controller. Prior to joining the Company, Ms. Holland served as Field Service Controller, Assistant Corporate Controller and Financial Reporting Manager for Network Equipment Technologies, Inc., General Accounting Manager and Financial Reporting Manager for Convergent Technologies, Inc., Senior Accountant for Atari, Inc. and Senior Accountant for Peat, Marwick, Mitchell & Co. Ms. Holland holds a Bachelor of Science degree in Business Administration from San Jose State University and is licensed by the State of California as a Certified Public Accountant.

  DAVID MAK joined the Company in October 1992 and, since that time, has served as the Manufacturing Manager and Director of Manufacturing. Prior to joining the Company, Mr. Mak served in a variety of positions at Tencor Instruments, including Manufacturing Engineering Manager, Mechanical Design Engineering Manager, and Project Manager. Mr. Mak also served as Senior Mechanical Engineer for Priam Corp., Advisory Engineer for Optimem, and Product Engineer for Memorex Corp. Mr. Mak holds a Bachelor of Science degree in Mechanical Engineering from the Polytechnic Institute of New York.

  JON L. OPSAL joined the Company in September 1982 and has served in several research and management positions since that time, including Senior Scientist, Manager of Analytical Software, Manager of the Physics Department, Manager of Research and Development and Director of Research and Development. Prior to joining the Company, Dr. Opsal was an engineer at the Lawrence Livermore National Laboratory from 1978 to 1982 and a Research Associate and Assistant Professor at Michigan State University from 1974 to 1978. Dr. Opsal holds a Bachelor of Arts degree in Physics and Mathematics from Eastern Washington University and Master of Science and Ph.D. degrees in Physics from Michigan State University.

  JAMES E. RHOADES joined the Company in 1992 and, prior to holding his current position as Vice President, Sales, served as the International Sales Manager and Director of International Sales. Prior to joining the Company, Mr. Rhoades served as the Director of International Sales for Silicon Valley Group, a manufacturer of automated wafer processing equipment, since 1990. Mr. Rhoades holds a Bachelor of Science degree in Business Administration from San Jose State University and a Master of Arts degree in International Commerce and Finance from the American Institute of Foreign Trade.

  W. LEE SMITH joined the Company in March 1983 and, since that time, has served as its Research Group Leader, Applications Manager, Director of Applications, Vice President, Product Development and Vice President, Marketing. From 1976 to 1983, Dr. Smith was a Physicist and Nonlinear Optics Group Leader at the Lawrence Livermore National Laboratory. Dr. Smith holds a Bachelor of Science degree in Physics from North Carolina State University and a Ph.D. in Physics from Harvard University.

  DONALD J. STRAND joined the Company in July 1996. Prior to joining the Company, Mr. Strand served as the Director of Customer Service for Watkins-Johnson Company, Director of Western Regional Sales for Ulvac Technology, Manager of Field Operations for the Ion Implant Division of Applied Materials, Product Marketing Manager for Varian Associates and Director of Customer Service for the Ion Implant Division of Eaton Corporation. Mr. Strand served in the United States Air Force and holds an Associate of Science degree in Electrical Engineering from Brown Institute.

  DAVID WILLENBORG co-founded the Company with Dr. Rosencwaig in January 1982 and, since that time, has served as Director of Engineering, Vice President, Engineering and Vice President, Technology. Prior to founding the Company, Mr. Willenborg was an engineer at the Lawrence Livermore National Laboratory from 1975 to 1982 and at McDonnell-Douglas Aerospace from 1972 to 1973. Mr. Willenborg holds Bachelor of Science and Master of Science degrees in Electrical Engineering from the University of Illinois.

  G. LEONARD BAKER, JR. has served as a Director of the Company since the Recapitalization. Mr. Baker has been a General Partner of Sutter Hill Ventures since 1973. Mr. Baker joined Sutter Hill Ventures in 1973, and, prior to that time, was Manager of Product Planning for Europe, Africa and India at Cummins Engine Company, where he also held various manufacturing positions. He serves on the board of several companies primarily in the high-technology area.

  DAVID DOMINIK has served as a Director of the Company since the Recapitalization. Mr. Dominik has been a General Partner of Information Partners, L.P. since January 1990 and Managing Director of Information Partners, Inc. since June 1993. In addition, Mr. Dominik has been a Managing Director of Bain Capital since June 1993. Mr. Dominik also serves as a director of several privately held companies.

  ADAM W. KIRSCH has served as a Director of the Company since the Recapitalization. Mr. Kirsch has been a Managing Director of Bain Capital since May 1993 and a general partner of Bain Venture Capital since 1990. Mr. Kirsch joined Bain Venture Capital in 1985 as an associate, and, prior to joining Bain Venture Capital, Mr. Kirsch was a consultant at Bain & Company where he worked in mergers and acquisitions. He serves on the board of several companies including Duane Reade, Inc., Stage Stores, Inc., Brookstone, Inc., Dade International Inc. and Wesley Jessen VisionCare, Inc.

  At present, all Directors are elected and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. All members of the Board of Directors set forth herein were elected pursuant to a stockholders agreement that was entered into in connection with the Recapitalization. See "Certain Relationships and Related Transactions." There are no family relationships between any of the Directors or executive officers of the Company. Executive officers of the Company are elected by and serve at the discretion of the Board of Directors.

COMPENSATION OF EXECUTIVE OFFICERS

  The following table sets forth information concerning the compensation for Fiscal 1997 for the Chief Executive Officer and the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"). The Company did not grant any stock options in Fiscal 1997 and did not have any options outstanding at the end of Fiscal 1997.

                           SUMMARY COMPENSATION TABLE

                                                                         LONG-TERM
                                    ANNUAL COMPENSATION                 COMPENSATION
                          ------------------------------------------- ----------------
                                                     OTHER ANNUAL        ALL OTHER
NAME AND POSITION         SALARY ($) BONUS ($)    COMPENSATION ($)(1) COMPENSATION ($)
-----------------         ---------- ---------    ------------------- ----------------
Allan Rosencwaig........   $332,846  $243,000(2)          --             $4,446(3)
 Chairman, President and
 Chief Executive Officer
Anthony W. Lin..........    211,460    85,100(2)          --                   --
 Executive Vice
 President and Chief
 Financial Officer
Jon L. Opsal............    168,184    56,900(2)          --                   --
 Vice President,
 Research and
 Development
W. Lee Smith............    135,442    94,000(4)          --                   --
 Vice President,
 Strategic Marketing
David Willenborg........    154,479    51,000             --                   --
 Vice President,
 Marketing

--------
(1) None of the perquisites and other benefits paid to each Named Executive Officer exceeded the lesser of $50,000 or 10% of the total annual salary and bonus received by each Named Executive Officer.
(2) The Company expects to pay bonuses to Messrs. Rosencwaig, Lin, Opsal and Willenborg in Fiscal 1998 since the Company met certain performance targets in Fiscal 1997. To date, the amounts of such bonuses have not been determined by the Board. The bonus amounts set forth in the table are estimates based on the reported operating results of the Company, and therefore, are subject to change.
(3) Reflects insurance premiums paid by the Company on behalf of Dr.
    Rosencwaig.
(4) Reflects sales commissions earned by Mr. Smith during Fiscal 1997.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company currently does not have a compensation committee. The compensation arrangements for each of its executive officers following the Recapitalization was established pursuant to the terms of the respective employment agreements between the Company and each executive officer. The terms of the employment agreements were established pursuant to arms-length negotiations between representatives of Bain Capital and each executive officer. On a going forward basis, any changes in the compensation arrangements of the executive officers of the Company will be determined by the Board of Directors, which is controlled by the Bain Capital Funds.

EMPLOYMENT AGREEMENTS

  In connection with the Recapitalization, the Company entered into an employment agreement with Allan Rosencwaig (the "Employment Agreement"). The Employment Agreement provides that Dr. Rosencwaig will serve as the Chairman of the Board, President and Chief Executive Officer for a period that will end on the fifth anniversary of the consummation of the Recapitalization (the "Employment Period"); provided that the Employment Period will automatically terminate upon Dr. Rosencwaig's resignation, death or disability or termination for Good Reason (as defined therein), or upon termination by the Company, with or without Cause (as defined therein). Under the Employment Agreement, Dr. Rosencwaig will receive: (i) an annual base salary of at least $400,000 (subject to annual review by the Board and certain annual increases beginning in 1998); (ii) an annual bonus based upon the achievement by the Company of certain operating targets and the attainment of certain individual goals by Dr. Rosencwaig, each to be determined by the Board on an annual basis; and (iii) certain fringe benefits. In addition, Dr. Rosencwaig is also entitled to receive a deferred payment in the event the Company achieves certain operating results. See "--Stock Plans." If the Employment Period is terminated by the Company without Cause, by Dr. Rosencwaig for Good Reason or as a result of his disability, Dr. Rosencwaig will be entitled to receive his base salary, bonus (equal to 50% of base salary) and fringe benefits for 30 months following such termination. If the Employment Period is terminated by the Company for Cause or if Dr. Rosencwaig resigns without Good Reason, Dr. Rosencwaig will be entitled to receive his base salary through the date of termination. Under the Employment Agreement, Dr. Rosencwaig has agreed not to: (i) compete with the Company during the period in which he is employed by the Company; (ii) disclose any confidential information during the period in which he is employed by the Company and for five years thereafter; (iii) solicit any customer, supplier, licensee, licensor, franchisee or other business relation of the Company while he is employed by the Company and for a period of 30 months thereafter; and (iv) solicit or hire any management employee of the Company for a period of 30 months following the date of termination. In addition, Dr. Rosencwaig has agreed to disclose to the Company any and all Inventions (as defined in such employment agreement) relating to Company's business conceived or learned by him during his employment with the Company and acknowledge that such Inventions will be the property of the Company.

  In connection with the Recapitalization, the Company also entered into substantially similar employment agreements (the "Executive Employment Agreements") with Messrs. Willenborg, Smith, Opsal and Lin (collectively, the "Executives"). Each of the employment agreements provide that such Executive will serve with the Company in his current position for a period that will end on the fifth anniversary of the consummation of the Recapitalization (the "Executive Employment Period"); provided that the Executive Employment Period will automatically terminate upon such Executive's resignation, death or disability or termination for Good Reason (as defined therein), or upon termination by the Company, with or without Cause (as defined therein). Under the Executive Employment Agreements, Messrs. Willenborg, Smith, Opsal and Lin will receive (i) an annual base salary of $168,480; $143,859; $197,077; and $243,023, respectively (subject to review by the Board and the President or Chief Executive Officer); an annual bonus based upon the achievement by the Company of certain operating targets and the attainment of certain individual goals by such Executive, each to be determined by the Board and the Company's President or Chief Executive Officer on an annual basis; and (iii) certain fringe benefits. In addition, each Executive is also entitled to receive a deferred payment in the event the Company achieves certain operating results. See "--Stock Plans." If the Executive Employment Period is terminated by the Company without Cause, by such Executive for Good Reason or as a result of his disability, each Executive will be entitled to receive his base salary, bonus (equal to 30% to 40% of base salary) and fringe benefits for 15 months following such termination. If the Executive Employment Period is terminated by the Company for Cause or if such Executive resigns without Good Reason, such Executive will be entitled to receive his base salary through the date of termination. Under the Executive Employment Agreements, each Executive has agreed not to: (i) compete with the Company during the period in which he is employed by the Company; (ii) disclose any confidential information during the period in which he is employed by the Company and for all times thereafter;
(iii) solicit any customer, supplier, licensee, licensor, franchisee or other business relation of the Company while he is employed by the Company and for 39 months thereafter; and (iv) solicit or hire any management employee of the Company for a period of five years following the date of termination. In addition, each Executive has agreed to disclose to the Company any and all Inventions (as defined in such employment agreement) relating to the Company's business conceived or learned by him during his employment with the Company and acknowledge that such Inventions will be the property of the Company.

COMPENSATION OF DIRECTORS

  Following the Recapitalization, Directors serving on the Board of Directors will not be entitled to receive any compensation for serving on the Board. Directors are reimbursed for their out-of-pocket expenses incurred in connection with such services.

STOCK PLANS

  In connection with the Recapitalization, the Board of Directors adopted the Therma-Wave, Inc. 1997 Stock Purchase and Option Plan (the "1997 Stock Plan"), which authorizes the granting of stock options and the sale of Class A Common or Class B Common to current or future employees, directors, consultants or advisors of the Company or its subsidiaries. Under the 1997 Stock Plan, the Board is authorized to sell or otherwise issue any class or classes of Common Stock at any time prior to the termination of the 1997 Stock Plan in such quantity, at such price, on such terms and subject to such conditions as established by the Board up to an aggregate of 3,000,000 shares of Class A Common and 3,000,000 shares of Class B Common (including shares of Common Stock with respect to which options may be granted), subject to adjustment upon the occurrence of certain events to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events. Options to purchase an aggregate of 1,128,749 shares of Class B Common were granted under the 1997 Stock Plan in connection with the Recapitalization. In July 1997, the Company granted options to purchase an aggregate of 215,001 shares of Class B Common under the 1997 Stock Plan to certain members of management.

  Each of the Management Investors entered into a Stock Agreement, which provided for the sale of the Class L Common, Class A Common and Class B Common and established the terms of the options granted pursuant to the 1997 Stock Plan. Pursuant to the Stock Agreements, the Company: (i) sold shares of Class L Common and Class A Common at the same price per share as paid by the Bain Capital Funds (the "Rollover Stock"), (ii) sold shares of Class B Common at the same price as paid by the Bain Capital Funds, which are subject to quarterly vesting over a five year period (5% per quarter) (the "Time Vesting Stock"), and (iii) granted options to acquire shares of Class B Common, which were divided into five equal tranches with the exercise prices of $8.93, $10.68, $12.43, $14.18 and $15.89 per share. The aggregate exercise price of the options granted under the Stock Agreements was approximately $16.7 million. The options granted under the Stock Agreements were immediately exercisable. The shares of Class B Common issuable upon the exercise of such options will vest (regardless of whether the option has been exercised) on the fifth anniversary of their date of grant provided that the Management Investor has been continuously employed by the Company during such period (the "Option Shares"). In addition, some or all of such shares of Class B Common are subject to earlier vesting upon certain events, including all of such shares vesting immediately on a sale of the Company.

  Pursuant to the terms of the Stock Agreement, each Management Investor is entitled to pay the exercise price for his options through the issuance of a promissory note to the Company. The promissory note will be full recourse and will be repayable upon the earliest of: (i) the consummation of a sale of the Company; (ii) the later of (a) the fifth anniversary of its date and (b) the date which is two weeks after the effectiveness of a registration statement filed under the Securities Act as a result of the exercise of demand registration rights granted to the Management Investors; (iii) the termination of the Management Investor's employment with the Company; (iv) the tenth anniversary of its date; and (v) the date such Management Investor violates the non-competition provision of his employment. The promissory note will bear interest at the lesser of (i) the applicable federal rate at such time or (ii) the highest rate permitted by applicable law, and will be payable at such time as the principal under the note is due. The Management Investor is required to prepay the promissory note upon the receipt of (i) any cash dividends on the Option Shares; (ii) any proceeds from the transfer of the Option Shares and
(iii) any deferred payments under such Management Investor's employment agreement. The indebtedness evidenced by the promissory note will be secured by a pledge of all the shares of Common Stock purchased with the proceeds of the loan. Under the terms of their respective employment agreements, each of the Management Investors is entitled to receive a deferred payment in an amount that is sufficient to repay the outstanding principal of such promissory note if the Company achieves certain operating results.

  The following table summarizes the shares of capital stock that were purchased by the Named Executive Officers under the Stock Agreements:

                     NO. OF SHARES PURCHASED
                     -----------------------
                     CLASS A CLASS B CLASS L     AGGREGATE          NO. OF
NAME                 COMMON  COMMON  COMMON  PURCHASE PRICE (1) OPTIONS GRANTED
----                 ------- ------- ------- ------------------ ---------------
Allan Rosencwaig.... 993,279 671,875 110,364     $2,497,608         671,875
Anthony W. Lin......  40,588 127,656   4,510        125,611         127,656
Jon L. Opsal........  23,427 127,656   2,603         85,183         127,656
W. Lee Smith........  40,738 100,781   4,526        119,636         100,781
David Willenborg.... 128,299 100,781  14,255        325,890         100,781

--------

(1) Substantially all of the purchase price for such shares was funded by cash payments received by each Named Executive Officer from Toray in satisfaction of Toray's obligations under the Stock Repurchase Agreement (as defined). See "Certain Relationships and Related Transactions--Stock Repurchase Agreement."

  In addition, the Stock Agreements granted the Company and the Bain Capital Funds (in the event that the Company does not elect to exercise such option) the right upon certain conditions to repurchase the shares of Class L Common, Class A Common and Class B Common (including shares received upon the exercise of options) held by a Management Investor in the event that the Management Investor ceases to be employed by the Company. The shares that are subject to such repurchase option and the repurchase price (either fair market value or original cost) are dependent upon the circumstances under which such Management Investor's employment was terminated. In general, if the Management Investor is terminated by the Company with "cause" or the Management Investor resigns (other than for "good reason"): (i) the unvested Option Shares are subject to repurchase at a price per share equal to their original cost; (ii) the unvested Time Vesting Stock will be subject to repurchase at a price per share equal to the lesser of fair market value or their original cost; (iii) the vested Option Shares are subject to repurchase at a price per share equal to fair market value; and (iv) the vested Time Vesting Stock and the Rollover Stock will be subject to repurchase at a price per share equal to fair market value, provided that if the Company completes a public offering prior to such Management Investor's termination, the Rollover Stock, the vested Time Vesting Stock and the vested Option Shares are not subject to repurchase. If the Management Investor is terminated without "cause" or the Management Investor resigns for "good reason": (i) the unvested Option Shares and the unvested Time Vesting Shares will be subject to repurchase at a price per share equal to their original cost; (ii) the vested Option Shares and the vested Time Vesting Stock will be subject to repurchase at a price per share equal to the greater of fair market value or their original cost, and (iii) the Rollover Stock will not be subject to repurchase. The Stock Agreements also: (i) restrict the transfer of the Management Investors' securities, subject to certain exceptions, (ii) grant each Management Investor certain participation rights in connection with certain transfers made by the Bain Capital Funds, and (iii) require each Management Investor to consent to a sale of the Company approved by holders representing a majority of the shares of Common Stock held by the Bain Capital Funds.

                             PRINCIPAL STOCKHOLDERS

  The outstanding equity securities of the Company consist of 9,073,534 shares of Class A Common; 1,343,750 shares of Class B Common; 1,008,170 shares of Class L Common; and 748,739 shares of Preferred Stock. The shares of Class A Common and Class L Common each entitle the holder thereof to one vote per share on all matters to be voted upon by the stockholders of the Company and are otherwise identical, except that the shares of Class L Common are entitled to a preference over Class A Common with respect to any distribution by the Company to holders of its capital stock equal to the original cost of such share ($19.085) plus an amount which accrues on a daily basis at a rate of 12% per annum, compounded annually. The Class B Common is identical to the Class A Common except that the Class B Common is nonvoting and is convertible into Class A Common at any time following an initial public offering by the Company at the option of the holder thereof. The Preferred Stock has a liquidation preference of $18.40 per share and is convertible into one share of Class A Common at the option of the holder thereof. Dividends on the Preferred Stock accrue at a rate of 6.0% per annum. The Preferred Stock has a scheduled redemption of the earlier of: (i) the tenth anniversary of the Recapitalization and (ii) one day following the scheduled maturity of the Notes, and is otherwise redeemable by the Company at any time from time to time after the earlier of: (i) June 30, 1998 and (ii) an initial public offering by the Company. The Preferred Stock entitles the holder thereof to one vote for each share of Class A Common issuable upon conversion of such Preferred Stock.

  The following table sets forth certain information regarding the beneficial ownership of (i) each class of voting securities of the Company by each person known to the Company to own more than 5% of any class of outstanding voting securities of the Company and (ii) the equity securities of the Company by each Director of the Company, each Named Executive Officer and all of the Company's directors and executive officers as a group. To the knowledge of the Company, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted. Beneficial ownership of the securities listed in the table have been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act.

                                                         SHARES BENEFICIALLY OWNED
                             -------------------------------------------------------------------------------------
                             CLASS A COMMON STOCK CLASS B COMMON STOCK CLASS L COMMON STOCK      PREFERRED STOCK
                             -------------------- -------------------- ------------------------ ------------------
                                                                        NUMBER                  NUMBER
                             NUMBER OF PERCENTAGE NUMBER OF PERCENTAGE    OF       PERCENTAGE     OF    PERCENTAGE
      NAME AND ADDRESS        SHARES    OF CLASS   SHARES    OF CLASS   SHARES      OF CLASS    SHARES   OF CLASS
      ----------------       --------- ---------- --------- ---------- ----------- ------------ ------- ----------
PRINCIPAL STOCKHOLDERS:
Bain Capital Funds (1)...... 5,536,937    61.0%         --      -- %       615,215        61.0%     --      -- %
 c/o Bain Capital, Inc.
 Two Copley Place
 Boston, Massachusetts 02116
Sutter Hill Ventures........ 1,642,382    18.1          --      --         182,487        18.1      --      --
 755 Page Mill Road
 Palo Alto, California 94304
Toray Industries, Inc. (2)..   996,913    11.0          --      --          45,363         4.5  588,653    78.6
 8-1, Mihama 1-chome
 Urayasu, Chiba 279, Japan
Shimadzu Corporation (3)....   271,112     3.0          --      --          12,336         1.3  160,085    21.4
 1, Nishinokyo-Kuwabaracho
 Nakagyo-ku, Kyoto 604,
  Japan
DIRECTORS AND EXECUTIVE
 OFFICERS:
Allan Rosencwaig (4)........   993,279    10.9    1,343,750    67.0        110,364        10.9      --      --
Anthony W. Lin (5)..........    40,588       *      255,312    17.0          4,510           *      --      --
Jon L. Opsal (6)............    23,427       *      255,312    17.0          2,603           *      --      --
W. Lee Smith (7)............    40,738       *      201,562    14.0          4,526           *      --      --
David Willenborg(8).........   128,299     1.4      201,562    14.0         14,255         1.4      --      --
G. Leonard Baker, Jr. (9)... 1,642,382    18.1          --      --         182,487        18.1      --      --
David Dominik (10).......... 5,536,937    61.0          --      --         615,215        61.0      --      --
Adam W. Kirsch (10)......... 5,536,937    61.0          --      --         615,215        61.0      --      --
All Directors and executive
 officers as a group (8
 persons)................... 8,405,650    93.0    2,687,500   100.0        933,960        92.4      --      --

--------
   *Less than one percent.

 (1) Includes shares of Class A Common and Class L Common held by Bain Capital Fund V, L.P., ("Fund V"); Bain Capital Fund V-B, L.P. ("Fund V-B"); BCIP Associates ("BCIP"); and BCIP Trust Associates, L.P. ("BCIP Trust" and collectively with Fund V, Fund V-B and BCIP, have been defined herein as the "Bain Capital Funds").
 (2) The 996,913 shares of Class A Common included in the table represent: (i) 408,260 shares of Class A Common; and (ii) 588,653 shares of Preferred Stock, which are immediately convertible into an equal number of shares of Class A Common at the option of the holder thereof. A portion of each class of the listed shares are held by Toray Industries (America), Inc., wholly owned subsidiary of Toray.
 (3) The 271,112 shares of Class A Common included in the table represent: (i) 111,027 shares of Class A Common; and (ii) 160,085 shares of Preferred Stock, which are immediately convertible into an equal number of shares of Class A Common at the option of the holder thereof.
 (4) The 1,343,750 shares of Class B Common included in the table represent:
     (i) 671,875 shares of Class B Common, which are subject to vesting; and
     (ii) 671,875 shares of Class B Common that can be acquired upon the exercise of outstanding options. The address of Dr. Rosencwaig is c/o Therma-Wave, Inc., 1250 Reliance Way, Fremont, California 94539.
 (5) The 255,312 shares of Class B Common included in the table represent: (i) 127,656 shares of Class B Common, which are subject to vesting; and (ii) 127,656 shares of Class B Common that can be acquired upon the exercise of outstanding options.
 (6) The 255,312 shares of Class B Common included in the table represent: (i) 127,656 shares of Class B Common, which are subject to vesting; (ii) 127,656 shares of Class B Common that can be acquired upon the exercise of outstanding options.
 (7) The 201,562 shares of Class B Common included in the table represent: (i) 100,781 shares of Class B Common, which are subject to vesting; and (ii) 100,781 shares of Class B Common that can be acquired upon the exercise of outstanding options.
 (8) The 201,562 shares of Class B Common included in the table represent: (i) 100,781 shares of Class B Common, which are subject to vesting; and (ii) 100,781 shares of Class B Common that can be acquired upon the exercise of outstanding options.
 (9) Mr. Baker is a General Partner of Sutter Hill. As a result, the shares of Class A Common and Class L Common acquired by Sutter Hill may be deemed to be beneficially owned by Mr. Baker, who disclaims beneficial ownership of any such shares in which he will not have a pecuniary interest. The address of Mr. Baker is c/o Sutter Hill Ventures, 755 Page Mill Road, Palo Alto, California 94304.
(10) Messrs. Dominik and Kirsch are each Managing Directors of Bain Capital and limited partners of Bain Capital Partners V, L.P., the sole general partner of Fund V and Fund V-B. Accordingly, Messrs. Dominik and Kirsch may be deemed to beneficially own shares owned by Fund V and Fund V-B. Messrs. Dominik and Kirsch are each general partners of BCIP and BCIP Trust and, accordingly, may be deemed to beneficially own shares owned by such funds. Each such person disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address of such persons is c/o Bain Capital, Inc., Two Copley Place, Boston, Massachusetts 02116.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

LOANS TO EXECUTIVE OFFICERS

  In connection with the Recapitalization, the Company made loans, in aggregate principal amount of $303,344, to certain executive officers of the Company in connection with their purchase of shares of capital stock under the Stock Agreements. These loans are secured by a pledge of the shares of Common Stock owned by such executive officers and bear interest at a rate equal to the applicable federal rate at the time of the Recapitalization. The loans are payable upon a sale of the Company or earlier under certain circumstances. The following executive officers received the following aggregate amount of loans:
Allan Rosencwaig, Chairman, President and Chief Executive Officer, $151,172; Anthony W. Lin, Executive Vice President and Chief Financial Officer, $28,723; Jon L. Opsal, Vice President, $28,723; W. Lee Smith, Vice President, $22,676; and David Willenborg, Vice President, $22,676. In addition, the Company expects to loan such executive officers an aggregate of approximately $1,100,000 to pay certain tax liabilities associated with the distribution from Toray. Such loans will not bear interest and will mature upon the consummation of an "Approved Sale" of Company, which is defined to include a sale of all or substantially all of the Company's assets determined on a consolidated basis or a sale of all of the Company's capital stock to a independent third party or group of independent third parties, which has been approved by the holders of a majority of the shares of Common Stock held by the Bain Capital Funds and Randolph Street Partners. Each loan must be prepaid in the event that such executive officer receives: (i) any cash dividends or distributions on the Rollover Stock or (ii) any proceeds from the transfer of the Rollover Stock. The loans will be secured by a pledge of the Rollover Stock. Furthermore, the Company agreed to loan to each holder of options granted in connection with the Recapitalization the exercise price therefor upon exercise of such options. See "Management-- Stock Plans."

ADVISORY AGREEMENT

  In connection with the Recapitalization, the Company entered into an Advisory Agreement with Bain Capital pursuant to which Bain Capital agreed to provide:
(i) general executive and management services; (ii) identification, support, negotiation and analysis of acquisitions and dispositions; (iii) support, negotiation and analysis of financial alternatives; (iv) finance, marketing and human resource functions; and (v) other service agreed upon by the Company and Bain Capital. In exchange for such services, Bain Capital received: (i) an annual management fee of $1.0 million, plus reasonable out-of-pocket expenses (payable quarterly); and (ii) a transaction fee in connection with the consummation of each additional acquisition by the Company of an additional business in an amount equal to 1% of the aggregate transaction value. In connection with the Recapitalization, Bain Capital received a transaction fee of $1.8 million. The Advisory Agreement has an initial term of ten years, subject to automatic one-year extensions unless the Company or Bain Capital provides written notice of termination.

STOCKHOLDERS AGREEMENT

  Pursuant to the Recapitalization, the Company, the Bain Capital Funds (together with certain of their designees that execute a counterpart to such agreement (the "Bain Group")), Sutter Hill and the Existing Stockholders entered into a stockholders agreement (the "Stockholders Agreement"). The Stockholders Agreement: (i) requires that each of the parties thereto vote all of his voting securities and to take all other necessary or desirable actions to cause the size of the Board of Directors to be established at five members and to cause three designees of the Bain Capital Funds to be elected to the Board of Directors; (ii) grants the Company, the Bain Group and Sutter Hill a right of first refusal on any proposed transfer of shares held by the Existing Stockholders; (iii) grants the Existing Stockholders certain participation rights in connection with certain transfers made by the Bain Group; and (iv) requires the Existing Stockholders to consent to a sale of the Company to an independent third party if such sale is approved by holders representing a majority of the shares held by the Bain Group (an "Approved Sale"). In addition, the Company agreed not to issue, sell or otherwise transfer for consideration to any member of the Bain Group or Sutter Hill or any affiliates thereof at any time prior to a registered initial public offering, any shares of Common Stock (or securities convertible into or otherwise exercisable or exchangeable for Common Stock or securities containing any profit participation features or options) unless each of the Existing Stockholders is given the opportunity to subscribe for and purchase their pro rata portion of such additional shares at the same price and on the same terms. All of the foregoing provisions of the Stockholders Agreement (other than those described in items (ii) and (iii)) will terminate upon the consummation of an initial public offering registered under the Securities Act (a "Public Offering"). The provisions described in items (ii) and (iii) will terminate upon the earlier of: (i) the date the shares subject to such provision are transferred in a public sale; (ii) the consummation of an Approved Sale; or
(iii) the consummation of a Public Offering.

REGISTRATION AGREEMENT

  Pursuant to the Recapitalization, the Company, the Bain Group, Sutter Hill the Existing Stockholders and the Management Investors entered into a registration agreement (the "Registration Agreement"). Under the Registration Agreement, the holders of a majority of the registerable securities owned by the Bain Group and Sutter Hill have the right at any time, subject to certain conditions, to require the Company to register any or all of their shares of Common Stock under the Securities Act on Form S-1 (a "Long-Form Registration") on three occasions at the Company's expense or on Form S-2 or Form S-3 (a "Short-Form Registration") on six occasions at the Company's expense. In addition, at any time after a Public Offering, the holders of a majority of the registrable securities owned by the Existing Stockholders have the right, subject to certain conditions, to require either a Long-Form Registration or a Short-Form Registration on one occasion at the Company's expense. Further, at any time after the later of the fifth anniversary of the closing of the Recapitalization and 180 days after a Public Offering, the Management Investors have the right, subject to certain conditions, to require either a Long-Form Registration or a Short-Form Registration, at the Company's expense, with respect to a number of shares of Common Stock the proceeds of which (subject to certain limitations) would be sufficient to pay taxes incurred by them upon receipt of the deferred bonuses under their employment contracts. See "Management--Employment Agreements." The Company is not required, however, to effect any such Long-Form Registration or Short-Form Registration within six months after the effective date of a prior demand registration and may postpone the filing of such registration for up to six months if the Company believes that such a registration would reasonably be expected to have an adverse effect on any proposal or plan by the Company or any of its subsidiaries to engage in an acquisition, merger or similar transaction. In addition, all holders of registerable securities are entitled to request the inclusion of any shares of Common Stock subject to the Registration Agreement in any registration statement at the Company's expense whenever the Company proposes to register any of its securities under the Securities Act (other than (i) in connection with Public Offering, unless any holders of registrable securities are permitted to participate in the Public Offering, (ii) pursuant to a demand registration, or (iii) pursuant to a registration on Form S-4 or S-8). In connection with all such registrations, the Company has agreed to indemnify all holders of registerable securities against certain liabilities, including liabilities under the Securities Act.

STOCK REPURCHASE AGREEMENT

  In connection with the Existing Stockholders' acquisition of the Company in October 1991, Toray and certain key employees of the Company (which included all of the Management Investors) entered into a Key Employee Stock Agreement, as amended on December 16, 1994 (the "Key Employee Agreement"). Pursuant to the terms of the Key Employee Agreement, each key employee retained a portion of his outstanding options that had been granted to such key employee under the Company's 1986 Stock Option Plan (the "Key Employee Options") and was granted rights to require Toray to purchase such Key Employee Options or shares of Old Common Stock issued upon the exercise of such Key Employee Options (the "Key Employee Shares") beginning on April 1, 1996 upon the terms and conditions set forth therein. In January 1996, Toray and the key employees entered into an agreement (the "Stock Repurchase Agreement"), pursuant to which, among other things, Toray acquired from the key employees on April 1, 1996 the Key Employee Shares and Key Employee Options held by such key employees for approximately $11.0 million in cash and terminated the Key Employee Agreement. The execution of the Stock Repurchase Agreement was designed to fulfill Toray's obligations under the Key Employee Agreement and was not entered into in anticipation of a future sale or reorganization of the Company. The per share purchase price for the Employee Shares under the Stock Repurchase Agreement was equal to the price established under the Key Employee Agreement, which was the price paid by the Existing Stockholders in their acquisition of the Company, plus a 12% annual return on such amount from the date of the acquisition.

  In addition, the Stock Repurchase Agreement provided that the key employees would be entitled to receive an additional payment from Toray in the event that there was a "sale" of the Company during the periods specified therein. Under the terms of the Stock Repurchase Agreement, the Recapitalization was considered a sale of the Company and resulted in the key employees being entitled to receive additional payments. In general, the amount of the additional payment due to the key employees was determined by calculating the difference between the per share consideration received by Toray for the Old Common Stock in the Recapitalization and the price paid for such Employee Shares by Toray under the Stock Repurchase Agreement. In connection with the Recapitalization, the key employees received the following amounts of cash from Toray in satisfaction of Toray's obligations under the Stock Repurchase
Agreement:

      NAME                                                               CASH
      ----                                                            ----------
      Allan Rosencwaig............................................... $2,339,718
      Anthony W. Lin.................................................     95,612
      Jon L. Opsal...................................................     55,183
      W. Lee Smith...................................................     95,952
      David Willenborg...............................................    302,207

VOTING AGREEMENT

  Pursuant to the Recapitalization, the Company, the Bain Group, Sutter Hill and certain key employees of the Company, including the Management Investors, entered into a voting agreement (the "Voting Agreement") pursuant to which each party thereto agreed to vote his or its voting securities and to take all necessary or desirable actions to cause the size of the Board at five directors and to cause three designees of the Bain Group and two management employees of the Company designated by Dr. Rosencwaig to be elected to the Board of Directors.

RECAPITALIZATION AGREEMENT

  The Recapitalization Agreement contains customary provisions for such agreements, including representations and warranties with respect to the condition and operations of the business, covenants with respect to the conduct of the business prior to the closing date of the Recapitalization and various closing conditions, including the obtaining of financing and the continued accuracy of representations and warranties.

  Pursuant to the Recapitalization Agreement, the Existing Stockholders agreed to jointly indemnify the Bain Capital Funds against any and all losses resulting from any misrepresentation or breach of warranty made by them in the Recapitalization Agreement, a claim for which must be made (in most cases) no later than 18 months after the closing date of the Recapitalization. The indemnification obligations of the Existing Stockholders under the Recapitalization Agreement are generally subject to a $2.0 million minimum aggregate threshold amount and limited to an aggregate payment of no more than $30.0 million. Notwithstanding the foregoing, the Existing Stockholders have jointly agreed to indemnify the Company and the Bain Capital Funds for any and all losses with respect to: (i) taxes for all taxable periods prior to March 31, 1996; and (ii) any breach of the representation relating to taxes in the Recapitalization Agreement (subject to the limitations of the preceding sentence). In addition, the Company agreed to indemnify the Existing Stockholders against any and all losses arising out of: (i) any employee benefit plan of the Company; (ii) the severance of any employee of the Company or its subsidiaries on or after the closing date; and (iii) subject to certain exceptions, violations of Environmental Laws (as defined therein).

  In addition, the Existing Stockholders have agreed for a period of three years after the closing date of the Recapitalization not to compete with the Company in the business of manufacturing, marketing or selling (i) measuring equipment used for material characterization (such as ion implantation monitoring or measurements in metal films); (ii) thin film measurement equipment; or (iii) equipment that utilizes the intellectual property of the Company. The Existing Stockholders have also agreed for a period of two years after the closing date not to solicit the employment of the employees of the Company without the prior written consent of the Bain Capital Funds.

DEVELOPMENT LICENSE AGREEMENT

  In 1992, the Company entered into a Development License Agreement with Toray and Shimadzu (the "Development License Agreement"). The purpose of the Development License Agreement was to allow the parties to share patents and technology related to (i) the entire field of thermal wave technology; (ii) the field of laser technology related to thin film metrology; (iii) the field of optical processing; and (iv) any other fields designated by a research and development committee to be formed by the parties (collectively, the "Field of Research"). Under the Development License Agreement: (i) the Company granted to each of Toray and Shimadzu a royalty-free, non-exclusive license to use the Company's patents and technology related to the Field of Research for the purpose of conducting research and new product development activities in Japan; and (2) Toray and Shimadzu granted to the Company a royalty-free, non-exclusive license to use those of Toray's and Shimadzu's patents and technology determined to be useful in connection with certain development projects for the purpose of conducting research and new product development activities in the U.S. and Japan. The Development License Agreement may be terminated by the parties thereto in June 1999.

  The Development License Agreement requires the parties to take certain steps to coordinate their research and development activities. All enhancements, modifications and improvements to certain of the Company's products existing at the time the agreement was entered into will be owned by the Company, regardless of which party creates such enhancements, modifications, and improvements. However, to the extent any such enhancements, modifications and improvements are based upon patents and technology owned by Toray or Shimadzu, the Company will have to pay a development fee or royalty to those parties. Other developments ("New Developments") will be jointly owned by the party or parties who created the New Development and the party or parties whose patents or technology were used in such New Development. The commercialization, marketing and other use of each New Development will be governed by the terms of a separate agreement to be entered into the relevant parties on a case-by-case basis ("New Development Agreements"). To date, only one New Development Agreement has been entered into between the parties, which relates to certain film measurement equipment.

                      DESCRIPTION OF BANK CREDIT FACILITY

  In connection with the Recapitalization, the Company entered into a new bank credit facility (the "Bank Credit Facility") with Bankers Trust Company (the "Agent"), which provides for a revolving credit facility of $30.0 million. The Company may borrow amounts under the Bank Credit Facility to finance its working capital requirements and other general corporate purposes. All revolving loans incurred under the Bank Credit Facility will mature on the fifth anniversary of the Closing Date. Subsequent to the Recapitalization, the Company used $7.8 million of available borrowings under the Bank Credit Facility to issue letters of credit. At July 6, 1997, the Company had unused borrowing capacity under the Bank Credit Facility of $22.2 million.

  Indebtedness of the Company under the Bank Credit Facility will be guaranteed by each of the Company's domestic subsidiaries and will be secured by (i) a first priority security interest in all receivables, contracts, contract rights, equipment, intellectual property, inventory and all other tangible and intangible assets of the Company and each of its domestic subsidiaries, subject to certain customary exceptions, (ii) a pledge of all capital stock of each direct and indirect domestic subsidiary of the Company and (iii) a pledge of 65% of the capital stock of each first-tier foreign subsidiary of the Company.

  The Company's borrowings under the Bank Credit Facility will bear interest at a floating rate and may be maintained as Base Rate Loans (as defined in the Bank Credit Facility) or, beginning 90 days after the Closing Date (or earlier upon syndication) at the Company's option, as Eurodollar Loans (as defined in the Bank Credit Facility). Base Rate loans shall bear interest at the Base Rate (defined as the higher of (x) the applicable prime lending rate of Bankers Trust Company and (y) the Federal Reserve reported certificate of deposit rate plus 1/2 of 1%) plus 1.75%. Eurodollar Loans shall bear interest at the Eurodollar Rate (as defined in the Bank Credit Facility) applicable for one, two, three, six or twelve month periods, in each case plus 3.00%.

  Amounts borrowed under the Bank Credit Facility may be repaid and reborrowed. The Company will be required to pay to the lenders under the Bank Credit Facility a commitment fee equal to 1/2 of 1% per annum, payable in arrears on a quarterly basis, on the average unused portion of the Bank Credit Facility during such quarter (provided, that such commitment fee increases to 3/4 of 1% per annum if during any quarterly payment period the daily average outstanding borrowings were less than 1/2 of the total revolving loan commitment). The Company will also be required to pay to the lenders a letter of credit fee with respect to each letter of credit outstanding equal to 3.00% per annum of the average daily stated amount of such letter of credit and an additional fronting fee of 1/4 of 1% on such average daily stated amount to the lender issuing such letter of credit, in each case payable in arrears on a quarterly basis. The Agent and the lenders will receive and continue to receive such other fees as have been separately agreed upon with the Agent.

  The Bank Credit Facility requires the Company to meet certain financial tests, including, without limitation, minimum levels of EBITDA (as defined in the Bank Credit Facility), minimum interest coverage, maximum leverage ratio, and maximum amount of capital expenditures. The Bank Credit Facility contains certain covenants which among other things limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness (including the Notes), liens and encumbrances and other matters customarily restricted in such agreements.

  The Bank Credit Facility contains customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness in excess of $1.5 million, certain events of bankruptcy and insolvency, judgment defaults in excess of $1.5 million that are otherwise not covered by insurance, failure of any guaranty or security document supporting the Bank Credit Facility to be in full force and effect and change of control of the Company.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

  The Old Notes were originally sold by the Company on May 16, 1997 to the Initial Purchaser pursuant to the Purchase Agreement. The Initial Purchaser subsequently resold the Old Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and a limited number of institutional "accredited investors" as defined in Rule 501(a) (1), (2), (3) or (7) under the Securities Act. As a condition to the Purchase Agreement, the Company entered into the Registration Rights Agreement with the Initial Purchaser pursuant to which the Company has agreed, for the benefit of the holders of the Old Notes, at the Company's cost, to use its best efforts to (i) file the Exchange Offer Registration Statement within 60 days after the date of the original issue of the Old Notes with the Commission with respect to the Exchange Offer for the Old Notes, (ii) use its best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 120 days after the date of the original issuance of the Old Notes and (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, commence the Exchange Offer and use its best efforts to issue the New Notes in exchange for the Old Notes on or prior to 45 days after the date the Exchange Offer Registration Statement being declared effective. Upon the Exchange Offer Registration Statement being declared effective, the Company will offer the New Notes in exchange for surrender of the Old Notes. The Company will keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date on which notice of the Exchange Offer is mailed to the holders of the Old Notes. For each Old Note surrendered to the Company pursuant to the Exchange Offer, the holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Old Note. Interest on each Old Note will accrue from the last interest payment date on which interest was paid on the Old Note, or if no interest has been paid on such Old Note, from the date of its original issue to, but not including, the issuance date of the New Notes. Interest on each New Note will accrue from the date of its original issue.

  Under existing interpretations of the staff of the Commission contained in several no-action letters to third parties, the New Notes will, in general, be freely tradeable after the Exchange Offer without further registration under the Securities Act. However, any purchaser of Old Notes who is an "affiliate" (as defined in the Securities Act) of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the New Notes (i) will not be able to rely on the interpretation of the staff of the Commission, (ii) will not be able to tender its Old Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Old Notes, unless such sale or transfer is made pursuant to an exemption from such requirements.

  As contemplated by these no-action letters and the Registration Agreement, each holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that (i) the New Notes are to be acquired by the holder or the person receiving such New Notes, whether or not such person is the holder, in the ordinary course of business, (ii) the holder or any such other person (other than a broker-dealer referred to in the next sentence) is not engaging and does not intend to engage in distribution of the New Notes, (iii) the holder or any such other person has no arrangement or understanding with any person to participate in the distribution of the New Notes, (iv) neither the holder nor any such other person is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, and (v) the holder or any such other person acknowledges that if such holder or any other person participates in the Exchange Offer for the purpose of distributing the New Notes it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes and cannot rely on those no-action letters. Any holder that is unable to make such representations to the Company will not be eligible to participate in the Exchange Offer. As indicated above, each Participating Broker-Dealer that receives a New Note for its own account in exchange for Old Notes must acknowledge that it (i) acquired the Old Notes for its own account as a result of market-making activities or other trading activities, (ii) has not entered into any arrangement or understanding with the Company or any "affiliate" of the Company (within the meaning of Rule 405 under the Securities Act) to distribute the New Notes to be received in the Exchange Offer and (iii) will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. For a description of the procedures for resales by Participating Broker-Dealers, see "Plan of Distribution."

  If, (i) because of any change in law or in currently prevailing interpretations of the staff of the Commission, the Company is not permitted to effect an Exchange Offer, (ii) the Exchange Offer is not consummated within 165 days of the Issue Date, (iii) in certain circumstances, certain holders of unregistered New Notes so request or (iv) in the case of any holder that participates in the Exchange Offer, such holder does not receive New Notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of the Company within the meaning of the Securities Act), then in each case, the Company will (x) promptly deliver to the holders and the Trustee written notice thereof and (y) at the Company's sole expense, (a) as promptly as practicable, file a shelf registration statement covering resales of the Notes (a "Shelf Registration Statement"), (b) use its reasonable best efforts to cause such Shelf Registration Statement to be declared effective under the Securities Act and (c) use its reasonable best efforts to keep effective such Shelf Registration Statement until the earlier of two years after the Issue Date and such time as all of the applicable Notes have been sold thereunder. The Company will, in the event of the filing of a Shelf Registration Statement, provide to each holder of the Old Notes copies of the prospectus which is a part of such Shelf Registration Statement, notify each such holder when such Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Notes. A holder that sells its Notes pursuant to a Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification obligations).

  If the Company fails to comply with the above provisions or if such registration statements fails to become effective, then, as liquidated damages, additional interest (the "Additional Interest") shall become payable with respect to the Old Notes as follows:

    (i) if (A) neither the Exchange Offer Registration Statement nor the Shelf Registration Statement is filed with the Commission on or prior to the applicable filing date or (B) notwithstanding that the Company has consummated or will consummate an Exchange Offer, the Company is required to file a Shelf Registration Statement and such Shelf Registration Statement is not filed on or prior to the date required by the Registration Rights Agreement, then commencing on the day after either such required filing date, Additional Interest shall accrue on the principal amount of the Old Notes at a rate of 0.25% per annum for the first 90 days immediately following each such filing date, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period; or

    (ii) if (A) neither the Exchange Offer Registration Statement nor a Shelf Registration Statement is declared effective by the Commission on or prior to 120 days after the applicable filing date or (B) notwithstanding that the Company has consummated or will consummate an Exchange Offer, the Company is required to file a Shelf Registration Statement and such Shelf Registration Statement is not declared effective by the Commission on or prior to the applicable Effectiveness Date (as defined in the Registration Rights Agreement), then, commencing on the day after such date, Additional Interest shall accrue on the principal amount of the Old Notes at a rate of 0.25% per annum for the first 90 days immediately following such date, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period; or

    (iii) if (A) the Company has not exchanged New Notes for all Old Notes validly tendered in accordance with the terms of the Exchange Offer on or prior to the 45th day after the date on which the Exchange Offer Registration Statement was first declared effective or (B) if applicable, the Shelf Registration Statement has been declared effective and such Shelf Registration Statement ceases to be effective at any time prior to the second anniversary of the Issue Date (other than after such time as all Old Notes have been disposed of thereunder), then Additional Interest shall accrue on the principal amount of the Old Notes at a rate of 0.25% per annum for the first 90 days commencing on (x) the 46th day after such effective date, in the case of (A) above, or (y) the day such Shelf Registration Statement ceases to be effective in the case of (B) above, such Additional Interest rate increasing by an additional 0.25% per annum at the beginning of each subsequent 90-day period;

provided, however, that the Additional Interest rate on the Old Notes may not exceed in the aggregate 1.0% per annum; and provided further, that (1) upon the filing of the Exchange Offer Registration Statement or Shelf Registration Statement (in the case of clause (i) above), (2) upon the effectiveness of the Exchange Offer Registration Statement or Shelf Registration Statement (in the case of (ii) above), or (3) upon the exchange of New Notes for all Old Notes tendered (in the case of clause (iii)(A) above), or upon the effectiveness of the Exchange Offer Registration Statement which had ceased to remain effective in the case of clause (iii)(B) above, Additional Interest on the Old Notes as a result of such clause (or the related subclause thereof), as the case may be, shall cease to accrue.

  Any amounts of Additional Interest due pursuant to clauses (i), (ii) or (iii) above will be payable in cash, on the same original interest payment dates as the Notes. The amount of Additional Interest will be determined by multiplying the applicable Additional Interest rate by the principal amount of the Notes multiplied by a fraction, the numerator of which is the number of days such Additional Interest rate was applicable during such period (determined on the basis of a 360-day year comprised of twelve 30-day months), and the denominator of which is 360.

  Holders of the Old Notes will be required to make certain representations to the Company (as described in the Registration Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and benefit from the provisions regarding Additional Interest set forth above.

  The summary herein of certain provisions of the Registration Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, all the provisions of the Registration Agreement, a copy of which is filed as an exhibit to the Exchange Offer Registration Statement of which this Prospectus is a part.

  Following the consummation of the Exchange Offer, holders of the Old Notes who were eligible to participate in the Exchange Offer but who did not tender their Old Notes will not have any further registration rights and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Old Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000.

  The form and terms of the New Notes are the same as the form and terms of the Old Notes except that (i) the New Notes bear a Series B designation and a different CUSIP Number from the Old Notes, (ii) the New Notes will be issued in a transaction that has been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof and (iii) the holders of the New Notes will not be entitled to certain rights under the Registration Rights Agreement, including the provisions providing for liquidated damages in certain circumstances relating to the timing of the Exchange Offer, all of which rights will terminate when the Exchange Offer is terminated. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture.

  As of the date of this Prospectus, $115,000,000 aggregate principal amount of Old Notes were outstanding. The Company has fixed the close of business on
 , 1997 as the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially.

  Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware, or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

  The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving the New Notes from the Company.

  If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

  Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange fees and expenses.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date" shall mean 5:00 p.m., New York City time, on
 , 1997, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

  In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. As a result of the terms of the Registration Agreement, it is unlikely that the Company would extend the Exchange Offer beyond the 45th day after the date of this Prospectus.

  The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

INTEREST ON THE NEW NOTES

  The New Notes will bear interest from their date of issuance. Holders of Old Notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the New Notes. Such interest will be paid with the first interest payment on the New Notes on November 15, 1997 to the persons who are registered holders of the New Notes on November 1, 1997. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the New Notes.

  Interest on the New Notes is payable semi-annually on each May 15 and November 15, commencing on November 15, 1997.

PROCEDURES FOR TENDERING

  Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal or transmit an Agent's Message in connection with a book-entry transfer, and mail or otherwise deliver such Letter of Transmittal or such facsimile, or Agent's Message, together with the Old Notes and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. To be tendered effectively, the Old Notes, Letter of

Transmittal or an Agent's Message and other required documents must be completed and received by the Exchange Agent at the address set forth below under "Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of the Old Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the Exchange Agent prior to the Expiration Date.

  The term "Agent's Message" means a message, transmitted by a book-entry transfer facility to, and received by, the Exchange Agent forming a part of a confirmation of a book-entry, which states that such book-entry transfer facility has received an express acknowledgment from the participant in such book-entry transfer facility tendering the Old Notes that such participant has received and agrees: (i) to participate in the Automated Tender Option Program ("ATOP"); (ii) to be bound by the terms of the Letter of Transmittal; and
(iii) that the Company may enforce such agreement against such participant.

  By executing the Letter of Transmittal or Agent's Message, each holder will make to the Company the representations set forth above in the third paragraph under the heading "--Purpose and Effect of the Exchange Offer."

  The tender by a holder and the acceptance thereof by the Company will constitute agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal or Agent's Message.

  THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL OR AGENT'S MESSAGE AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND SOLE RISK OF THE HOLDER. AS AN ALTERNATIVE TO DELIVERY BY MAIL, HOLDERS MAY WISH TO CONSIDER OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "Instructions to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner" included with the Letter of Transmittal.

  Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined herein) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of the Medallion System (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Old Notes with the signature thereon guaranteed by an Eligible Institution.

  If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

  The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Old Notes at the Book-Entry Transfer Facility (as defined in the Letter of Transmittal) for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Old Notes by causing such Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of the Old Notes may be effected through book-entry transfer into the Exchange Agent's account at the Book- Entry Transfer Facility, unless an Agent's Message is received by the Exchange Agent, in compliance with ATOP, an appropriate Letter of Transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right in its sole discretion to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent or (iii) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if:

    (a) the tender is made through an Eligible Institution,

    (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes (or a confirmation of book-entry transfer of such Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) such properly completed and executed Letter of Transmittal (of facsimile thereof), as well as the certificate(s) representing all tendered Old Notes in proper form for transfer (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and all other documents required by the Letter of Transmittal are received by the Exchange Agent upon five New York Stock Exchange trading days after the Expiration Date.

  Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

  Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

  To withdraw a tender of Old Notes in the Exchange Offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"); (ii) identify the Old Notes to be withdrawn (including the certificate number(s) and principal amount of such Old Notes, or, in the case of Old Notes transferred by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited); (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

  Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange New Notes for, any Old Notes, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

    (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the reasonable judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or any material adverse development has occurred in any existing action or proceeding with respect to the Company, Holdings or any of their subsidiaries; or

    (b) any law, statute, rule, regulation or interpretation by the staff of the Commission is proposed, adopted or enacted, which, in the reasonable judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

    (c) any governmental approval has not been obtained, which approval the Company shall, in its reasonable discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

  If the Company determines in its reasonable discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Old Notes (see "--Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn.

EXCHANGE AGENT

  IBJ Schroder Bank & Trust Company has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

  IBJ Schroder Bank & Trust Company
  Attention: Reorganization Department
  One State Street
  New York, New York 10004
  Telephone: (212) 858-2103
  Facsimile: (212) 858-2611

  Delivery to an address other than as set forth above, or transmission of instructions via a facsimile number other than the one set forth above, will not constitute a valid delivery.

FEES AND EXPENSES

  The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by officers and regular employees of the Company and its affiliates.

  The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

  The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

ACCOUNTING TREATMENT

  The New Notes will be recorded at the same carrying value as the Old Notes, which is face value, as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company. The expenses of the Exchange Offer will be expensed over the term of the New Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

  The Old Notes that are not exchanged for New Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Old Notes may be resold only (i) to the Company (upon redemption thereof or otherwise), (ii) so long as the Old Notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel reasonably acceptable to the Company), (iii) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act, or (iv) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

RESALE OF THE NEW NOTES

  With respect to resales of New Notes, based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that a holder or other person who receives the

New Notes, whether or not such person is the holder (other than a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who receives New Notes in exchange for Old Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes, will be allowed to resell the New Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the New Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires New Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the New Notes, such holder cannot rely on the position of the staff of the Commission enunciated in such no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each Participating Broker-Dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such Participating Broker-Dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

  As contemplated by these no-action letters and the Registration Agreement, each holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that (i) the New Notes are to be acquired by the holder or the person receiving such New Notes, whether or not such person is the holder, in the ordinary course of business, (ii) the holder or any such other person (other than a broker-dealer referred to in the next sentence) is not engaging and does not intend to engage, in the distribution of the New Notes, (iii) the holder or any such other person has no arrangement or understanding with any person to participate in the distribution of the New Notes, (iv) neither the holder nor any such other person is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, and (v) the holder or any such other person acknowledges that if such holder or other person participates in the Exchange Offer for the purpose of distributing the New Notes it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes and cannot rely on those no-action letters. As indicated above, each Participating Broker-Dealer that receives an New Senior Note for its own account in exchange for Old Notes must acknowledge that it will deliver a Prospectus in connection with any resale of such New Notes. For a description of the procedures for such resales by Participating Broker-Dealers, see "Plan of Distribution. "

                              DESCRIPTION OF NOTES

  The New Notes will be issued under the Indenture. The terms of the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA") as in effect on the date of the Indenture. The form and terms of the New Notes are the same as the form and terms of the Old Notes (which they replace) except that (i) the New Notes bear a Series B designation, (ii) the New Notes have been issued in a transaction that has been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and
(iii) the holders of New Notes will not be entitled to certain rights under the Registration Agreement, including the provisions providing for liquidated damages in certain circumstances relating to the timing of the Exchange Offer, which rights will terminate when the Exchange Offer is consummated. The New Notes are subject to all such terms, and holders of the New Notes are referred to the Indenture and the TIA for a statement of them. The following is a summary of the material terms and provisions of the New Notes. This summary does not purport to be a complete description of the New Notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the New Notes and the Indenture (including the definitions contained therein), copies of which are filed as exhibits to the Exchange Offer Registration Statement of which this Prospectus is a part. Definitions relating to certain capitalized terms are set forth under "--Certain Definitions" and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture and such definitions are incorporated herein by reference. The Old Notes and the New Notes are sometimes referred to herein collectively as the "Notes."

  The Notes will be senior unsecured obligations of the Company, ranking pari passu in right of payment with all other senior unsecured obligations of the Company.

  The Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration or transfer and exchange at the offices of the Registrar, which initially will be the Trustee's corporate trust office. The Company may change any Paying Agent and Registrar without notice to holders of the Notes (the "Holders"). The Company will pay principal (and premium, if any) on the Notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders.

PRINCIPAL, MATURITY AND INTEREST

  The Notes are limited in aggregate principal amount to $115,000,000 and will mature on May 15, 2004. Interest on the Notes will accrue at the rate of 10 5/8% per annum and will be payable semiannually in cash on each May 15 and November 15 commencing on November 15, 1997, to the Persons who are registered Holders at the close of business on May 1 and November 1, respectively, immediately preceding the applicable interest payment date.

  The Notes will not be entitled to the benefit of any mandatory sinking fund.

REDEMPTION

  Optional Redemption. The Notes will be redeemable, at the Company's option, in whole at any time or in part from time to time, on and after May 15, 2001, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on May 15 of the year set forth below, plus, in each case, accrued interest to the date of redemption:

      YEAR                                                            PERCENTAGE
      ----                                                            ----------
      2001...........................................................  105.313%
      2002...........................................................  102.656
      2003...........................................................  100.000

  Optional Redemption upon Equity Offerings. At any time, or from time to time, on or prior to May 15, 2000, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings to redeem up to 40% (provided that such percentage shall decrease to 35% if an Initial Public Offering has not been consummated on or prior to November 15, 1998 and any other Notes previously redeemed pursuant to this provision shall be included in determining such percentage) of the aggregate principal amount of Notes originally issued at a redemption price equal to 110.625% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of such redemption; provided that at least $69.0 million aggregate principal amount of Notes originally issued remains outstanding immediately after any such redemption. In order to effect the foregoing redemption with the proceeds of any Equity Offering, the Company shall make such redemption not more than 120 days after the consummation of any such Equity Offering; provided that in the case of an Initial Public Offering, the Company shall first comply with the provisions set forth below under "--Mandatory Redemption Following Initial Public Offering."

  Mandatory Redemption Following Initial Public Offering. If the Company consummates an Initial Public Offering prior to May 15, 2000, the Company shall apply the Net Cash Proceeds relating to such Initial Public Offering to make an offer to purchase (the "IPO Proceeds Offering") on a date (the "IPO Proceeds Offering Payment Date") not less than 30 nor more than 45 days following the consummation of the Initial Public Offering (such consummation date to be determined without regard to any over-allotment option granted by the Company to underwriters) from all Holders on a pro rata basis that amount of Notes equal to the Net Cash Proceeds at a price equal to 110.625% of the aggregate principal amount of Notes to be repurchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that the aggregate amount of Net Cash Proceeds required to be applied pursuant to this provision shall be reduced dollar for dollar (i) to the extent such Net Cash Proceeds are used to prepay indebtedness under the Bank Credit Agreement and effect a permanent reduction in the availability thereunder and (ii) by the aggregate amount of Net Cash Proceeds of one or more Equity Offerings consummated prior to the consummation of the Initial Public Offering to the extent used to redeem Notes as set forth under "--Optional Redemption Upon Equity Offerings" above; and provided, further, that notwithstanding the foregoing, the Company shall not be required pursuant to this provision to redeem an aggregate principal amount of Notes in excess of 40% of the aggregate principal amount of Notes originally issued (or 35% if the Initial Public Offering is consummated on or after November 15, 1998), less the aggregate principal amount of Notes previously redeemed pursuant to the terms set forth above under "--Optional Redemption Upon Equity Offerings."

SELECTION AND NOTICE

  In case of a partial redemption, selection of the Notes or portions thereof for redemption shall be made by the Trustee by lot, pro rata or in such manner as it shall deem appropriate and fair and in such manner as complies with any applicable legal requirements; provided, however, that if a partial redemption is made with the proceeds of a Equity Offering, selection of the Notes or portion thereof for redemption shall be made by the Trustee only on a pro rata basis, unless such method is otherwise prohibited. Notes may be redeemed in part in multiples of $1,000 principal amount only. Notice of redemption will be sent, by first class mail, postage prepaid, at least 30 days and not more than 60 days prior to the date fixed for redemption to each Holder whose Notes are to be redeemed at the last address for such Holder then shown on the registry books. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after any redemption date, interest will cease to accrue on the Notes or part thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the redemption price pursuant to the Indenture.

CHANGE OF CONTROL

  The Indenture provides that upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued interest thereon to the date of purchase.

  Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

  If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

  Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder's right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

  The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

CERTAIN COVENANTS

  The Indenture contains, among others, the following covenants:

  Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, (a) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company's Capital Stock to holders of such Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock, or (c) make any Restricted Investment (each of the foregoing actions set forth in clauses (a), (b) and (c) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing, (ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant, or (iii) the aggregate amount of Restricted Payments made subsequent to the Issue Date shall exceed the sum of: (w) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus (x) 100% of the aggregate net proceeds received by the Company (including the fair market value of property other than cash) from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company (including Capital Stock issued upon the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness); plus (y) without duplication of any amounts included in clause (iii) (x) above, 100% of the aggregate net proceeds (including the fair market value of property other than cash) of any equity contribution received by the Company from a holder of the Company's Capital Stock (excluding any net proceeds from an Equity Offering to the extent used to redeem Notes in accordance with the optional redemption provisions of the Notes) plus (z) 100% of the aggregate net proceeds (including the fair market value of property other than cash) of any (i) sale or other disposition of Restricted Investments made by the Company and its Restricted Subsidiaries or (ii) dividend from, or the sale of the stock of, an Unrestricted Subsidiary.

  Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit: (1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of such dividend or notice of such redemption if the dividend or payment of the redemption price, as the case may be, would have been permitted on the date of declaration or notice; (2) if no Event of Default shall have occurred and be continuing as a consequence thereof, the acquisition of any shares of Capital Stock of the Company (the "Retired Capital Stock"), either
(A) solely in exchange for shares of Qualified Capital Stock of the Company (the "Refunding Capital Stock"), or (B) if no Default or Event of Default shall have occurred and be continuing, through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company; (3) if no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof, the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Capital Stock) issued after the Issue Date (including, without limitation, the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable thereon pursuant to clause (2)); provided that, at the time of the issuance of such Designated Preferred Stock, the Company, after giving effect to such issuance on a pro forma basis, would have had a Consolidated Fixed Charge Coverage Ratio of at least 2.0 to 1.0; (4) payments for the purpose of and in an amount equal to the amount required to permit the Company to redeem or repurchase its common equity or options in respect thereof, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management or other employees; provided that such redemptions or repurchases pursuant to this clause (4) shall not exceed $5.0 million (which amount shall be increased by the amount of any proceeds to the Company from (x) sales of Capital Stock of the Company to management or other employees subsequent to the Issue Date in excess of such amounts as provided a basis for a Restricted Payment pursuant to clause (iii) in the foregoing paragraph and
(y) any "key-man" life insurance policies which are used to make such redemptions or repurchases) in the aggregate; provided, further, that the cancellation of Indebtedness owing to the Company from management or other employees of the Company or any of its Restricted Subsidiaries in connection with a repurchase of Capital Stock of the Company will not be deemed to constitute a Restricted Payment under the Indenture; (5) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof; (6) so long as no Default or Event of Default shall have occurred and be continuing, payments not to exceed $500,000 in the aggregate to enable the Company to make payments to holders of its Capital Stock in lieu of issuance of fractional shares of its Capital Stock; (7) payments made in connection with the application of the net proceeds of the Recapitalization; and (8) loans made in the ordinary course of business to management or other employees to purchase common equity of the Company and to make tax payments associated with the receipt of cash distributions in connection with the Recapitalization. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, (a) amounts expended (to the extent such expenditure is in the form of cash) pursuant to clauses (1), (2), (4) and (6) shall be included in such calculation; provided such expenditures pursuant to clause (4) shall not be included to the extent of cash proceeds received by the Company from any "key-man" life insurance policies and (b) amounts expended pursuant to clauses (3),
(5), (7) and (8) shall be excluded from such calculation.

  Limitation on Incurrence of Additional Indebtedness. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur"), any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of any such Indebtedness, the Company may incur Indebtedness if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than (a) 2.50 to 1.0, if the date of such incurrence is on or prior to May 15, 1998 (subject to clause (c)(y) below), (b) 2.25 to 1.0, if the date of such incurrence is after May 15, 1998 and on or prior to November 15, 1998 (subject to clause (c)(y) below), or (c) 2.00 to 1.00, if date of such incurrence is after (x) November 15, 1998 or (y) an Initial Public Offering has been consummated.

  Limitations on Transactions with Affiliates. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates involving aggregate consideration in excess of $1.0 million (an "Affiliate Transaction"), other than (x) Affiliate Transactions permitted under paragraph (b) below and (y) Affiliate Transactions on terms that are not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate; provided, however, that for a transaction or series of related transactions with an aggregate value of $2.5 million or more, at the Company's option (i) such determination shall be made in good faith by a majority of the disinterested members of the Board of the Directors of the Company or (ii) the Board of Directors of the Company or any such Restricted Subsidiary party to such Affiliate Transaction shall have received an opinion from a nationally recognized investment banking firm that such Affiliate Transaction is on terms not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate; and provided, further, that for a transaction or series of related transactions with an aggregate value of $5.0 million or more, the Board of Directors of the Company or any such Restricted Subsidiary party to such Affiliate Transaction shall have received an opinion from a nationally recognized investment banking firm that such Affiliate Transaction is on terms not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate.

  (b) The foregoing restrictions shall not apply to (i) reasonable fees and compensation paid to and indemnity provided on behalf of officers, directors, employees or consultants of the Company or any Subsidiary as determined in good faith by the Company's Board of Directors or senior management; (ii) transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries; provided such transactions are not otherwise prohibited by the Indenture; (iii) transactions effected as part of a Qualified Securitization Transaction; (iv) any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) or in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;
(v) Restricted Payments permitted by the Indenture; (vi) the payment of customary annual management, consulting and advisory fees and related expenses to the Principals and their Affiliates; (vii) payments by the Company or any of its Restricted Subsidiaries to the Principals and their Affiliates made pursuant to any financial advisory or financing agreement, including, without limitation, in connection with acquisitions or divestitures which are approved by the Board of Directors of the Company or such Restricted Subsidiary in good faith; (viii) payments or loans to employees or consultants which are approved by the Board of Directors of the Company in good faith; (ix) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (ix) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders of the Notes in any material respect; (x) transactions permitted by, and complying with, the provisions of the covenant described under "--Merger, Consolidation and Sale of Assets"; and (xi) transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services, in each case in the ordinary course of business (including, without limitation, pursuant to joint venture agreements) and otherwise in compliance with the terms of the Indenture which are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party.

  Limitation on Liens. The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or suffer to exist any Liens of any kind against or upon any of its property or assets, or any proceeds therefrom, unless (i) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and (ii) in all other cases, the Notes are equally and ratably secured, except for (A) Liens existing as of the Issue Date and any extensions, renewals or replacements thereof, (B) Liens securing obligations under the Bank Credit Agreement, (C) Liens securing the Notes, (D) Liens of the Company or a Wholly Owned Restricted Subsidiary of the Company on assets of any Subsidiary of the Company, (E) Liens securing Indebtedness which is incurred to refinance Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens (x) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being refinanced and (y) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced, and (F) Permitted Liens.

  Limitation on Dividend and Other Payment Restrictions Affecting
Subsidiaries. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on or in respect of its Capital Stock, (b) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company or (c) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of: (1) applicable law; (2) the Indenture; (3) non-assignment provisions of any contract or any lease entered into in the ordinary course of business;
(4) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired; (5) agreements existing on the Issue Date (including, without limitation, the Bank Credit Agreement); (6) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien; (7) restrictions imposed by any agreement to sell assets or capital stock permitted under the Indenture to any Person pending the closing of such sale; (8) any agreement or instrument governing Capital Stock of any Person that is acquired; (9) Indebtedness or other contractual requirements of a Securitization Entity in connection with a Qualified Securitization Transaction; provided that such restrictions apply only to such Securitization Entity; (10) any agreement or instrument governing Indebtedness (whether or not outstanding) of foreign Restricted Subsidiaries of the Company incurred in reliance on clauses (iii) and (xvi) of the definition of Permitted Indebtedness; (11) other Indebtedness permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under "Limitation on Incurrence of Additional Indebtedness;" provided that any such restrictions are ordinary and customary with respect to the type of Indebtedness being incurred (under the relevant circumstances); (12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and (13) any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company's Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

  Limitation on Preferred Stock of Subsidiaries. The Company will not permit any of its Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company.

  Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or a series of related transactions, consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, another Person or Persons or adopt a plan of liquidation unless: (i) either (A) the Company shall be the survivor of such merger or consolidation or (B) the surviving Person (the "Surviving Entity") is a corporation, partnership, limited liability company or trust organized and existing under the laws of the United States, any state thereof or the District of Columbia and such Surviving Entity shall expressly assume all the obligations of the Company under the Notes and the Indenture; (ii) immediately after giving effect to such transaction (on a pro forma basis, including any Indebtedness incurred or anticipated to be incurred in connection with such transaction), the Company or the Surviving Entity, as the case may be, (A) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction and
(B) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant; (iii) immediately before and immediately after giving effect to such transaction (including any Indebtedness incurred or anticipated to be incurred in connection with the transaction), no Default or Event of Default shall have occurred and be continuing; and (iv) the Company or the Surviving Entity, as the case may be, shall have delivered to the Trustee an officers' certificate, stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

  For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company. Notwithstanding the foregoing clauses (ii) and (iii), (a) any Restricted Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction.

  The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the surviving entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

  Limitation on Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company's Board of Directors), (ii) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition; (iii) upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days of receipt thereof either (A) to prepay Indebtedness under the Bank Credit Agreement and effect a permanent reduction in the availability thereunder,

(B) to reinvest in Productive Assets, or (C) a combination of prepayment (and reduction), repurchase and investment permitted by the foregoing clause
(iii)(A) and (iii)(B). Pending the final application of any such Net Cash Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Cash Proceeds in Cash Equivalents. On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (iii)(A), (iii)(B) or
(iii)(C) of the next preceding sentence (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses
(iii)(A), (iii)(B) and (iii)(C) of the next preceding sentence (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

  Notwithstanding the foregoing, if a Net Proceeds Offer Amount is less than $5.0 million, the application of the Net Cash Proceeds constituting such Net Proceeds Offer Amount to a Net Proceeds Offer may be deferred until such time as such Net Proceeds Offer Amount plus the aggregate amount of all Net Proceeds Offer Amounts arising subsequent to the Net Proceeds Offer Trigger Date relating to such initial Net Proceeds Offer Amount from all Asset Sales by the Company and its Restricted Subsidiaries aggregates at least $5.0 million, at which time the Company or such Restricted Subsidiary shall apply all Net Cash Proceeds constituting all Net Proceeds Offer Amounts that have been so deferred to make a Net Proceeds Offer (the first date the aggregate of all such deferred Net Proceeds Offer Amounts is equal to $5.0 million or more shall be deemed to be a "Net Proceeds Offer Trigger Date").

  Notwithstanding the two immediately preceding paragraphs, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent (i) at least 75% of the consideration for such Asset Sale constitutes any combination of Productive Assets, cash or Cash Equivalents and (ii) such Asset Sale is for fair market value (as determined in good faith by the Company's Board of Directors); provided the portion of such consideration that constitutes cash and Cash Equivalents received by the Company or any of its Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall be deemed Net Cash Proceeds subject to the provisions of the two immediately preceding paragraphs.

  Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law. To the extent that the aggregate amount of Notes tendered pursuant to a Net Proceeds Offer is less than the Net Proceeds Offer Amount, the Company may use any remaining Net Proceeds Offer Amount for general corporate purposes. Upon completion of any such Net Proceeds Offer, the Net Proceeds Offer Amount shall be reset at zero.

  The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities

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

laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

  Limitation of Guarantees by Subsidiaries. The Company will not permit any Restricted Subsidiary, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company or any other Subsidiary (other than (A) Indebtedness and other obligations under the Bank Credit Agreement, (B) Permitted Indebtedness of a Restricted Subsidiary, (C) Indebtedness under Currency Agreements in reliance on clause (vi) of the definition of Permitted Indebtedness or (D) Interest Swap Obligations incurred in reliance on clause (v) of the definition of Permitted Indebtedness), unless, in any such case, such Restricted Subsidiary executes and delivers a supplemental indenture to the Indenture providing a guarantee of payment of the Notes by such Restricted Subsidiary (the "Guarantee").

  Notwithstanding the foregoing, any such Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any Holder, upon: (i) the unconditional release of such Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which such Guarantee was executed and delivered pursuant to the preceding paragraph; or (ii) any sale or other disposition (by merger or otherwise) to any Person which is not a Restricted Subsidiary of the Company of all of the Company's Capital Stock in, or all or substantially all of the assets of, such Restricted Subsidiary; provided that (a) such sale or disposition of such Capital Stock or assets is otherwise in compliance with the terms of the Indenture and (b) such assumption, guarantee or other liability of such Restricted Subsidiary has been released by the holders of the other Indebtedness so guaranteed.

  Conduct of Business. The Company and its Restricted Subsidiaries will not engage in any businesses a majority of whose revenues are not derived from the same or reasonably similar, ancillary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

EVENTS OF DEFAULT

  The following events are defined in the Indenture as "Events of Default": (i) the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days; (ii) the failure to pay the principal on any Notes when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer); (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes; (iv) the failure to pay at final stated maturity (giving effect to any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary (other than a Securitization Entity) of the Company and such failure continues for a period of 20 days or more, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, in each case with respect to which the 20-day period described above has passed, aggregates $5.0 million or more at any time; (v) one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against the Company or any of its Significant Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; and (vi) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries.

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

  Upon the happening of any Event of Default specified in the Indenture, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare all of the unpaid principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same shall become immediately due and payable. If an Event of Default with respect to bankruptcy proceedings of the Company occurs and is continuing, then such amount shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

  The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences (i) if the rescission would not conflict with any judgment or decree, (ii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iv) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (v) in the event of the cure or waiver of an Event of Default of the type described in clause (vi) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived. The holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

LIMITATION ON SUITS BY HOLDERS

  The Indenture provides that a Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives to the Trustee written notice of a continuing Event of Default; (ii) Holders of at least 25% in principal amount of the outstanding Notes make a written request to the Trustee to pursue the remedy; (iii) such Holders offer to the Trustee indemnity reasonably satisfactory to the Trustee against any loss, liability or expense to be incurred in compliance with such request; (iv) the Trustee does not comply with the request within 45 days after receipt of the request and the offer of satisfactory indemnity; and (v) during such 45-day period the Holders of a majority in principal amount of the outstanding Notes do not give the Trustee a direction which, in the opinion of the Trustee, is inconsistent with the request.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for (i) the rights of holders of the Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments, (iii) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance: (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally

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

recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance (except in specified circumstances), the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default with respect to the Indenture resulting from the incurrence of Indebtedness, all or a portion of which will be used to defease the Notes concurrently with such incurrence); (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; (viii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Indebtedness of the Company other than the Notes and (B) assuming no intervening bankruptcy or insolvency of the Company between the date of deposit and the 91st day following the deposit and that no Holder is an insider of the Company, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (ix) certain other customary conditions precedent are satisfied.

SATISFACTION AND DISCHARGE

  The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;
(ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION OF THE INDENTURE

  From time to time, the Company and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such

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

change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may: (i) reduce the amount of Notes whose Holders must consent to an amendment; (ii) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes; (iii) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor; (iv) make any Notes payable in money other than that stated in the Notes; (v) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Holder's Note on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of a class of Notes to waive Defaults or Events of Default (other than Defaults or Events of Default with respect to the payment of principal of or interest on the Notes); (vi) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto after a Change of Control has occurred or the subject Asset Sale has been consummated; or (vii) modify the ranking of the Notes to adversely affect the Holders in any material respect.

ADDITIONAL INFORMATION

  The Indenture provides that upon consummation of this Exchange Offer the Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports to be filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act (without regard to whether the Company is subject to the requirements of such Section 13 or 15d of the Exchange Act). The Indenture further provides that prior to consummation of the Exchange Offer, notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will provide the Trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act within 15 days of when any such document would otherwise have been required to be filed with the Commission. The Company will also comply with the other provisions of TIA (S) 314(a).

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

  "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or assumed in connection with the acquisition of assets from such Person and not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition.

  "Affiliate" means a Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the Company. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, no Person (other than the Company or any Subsidiary of the Company) in whom a Securitization Entity makes an Investment in connection with a Qualified Securitization Transaction shall be deemed to be an Affiliate of the Company or any of its Subsidiaries solely by reason of such Investment.

  "all or substantially all" shall have the meaning given such phrase in the Revised Model Business Corporation Act.

  "Asset Acquisition" means (a) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (b) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

  "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company of (a) any Capital Stock of any Restricted Subsidiary of the Company or (b) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales shall not include (i) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $500,000,
(ii) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "Merger, Consolidation and Sale of Assets" or any disposition that constitutes a Change of Control, (iii) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof, (iv) the factoring of accounts receivable arising in the ordinary course of business pursuant to arrangements customary in the region, (v) the licensing of intellectual property, (vi) disposals or replacements of obsolete equipment in the ordinary course of business, (vii) the sale, lease, conveyance, disposition or other transfer by the Company or any Restricted Subsidiary of assets or property to one or more Wholly Owned Restricted Subsidiaries in connection with Investments permitted under the "Limitations on Restricted Payments" covenant, (viii) sales of accounts receivable, equipment and related assets (including contract rights) of the type specified in the definition of "Qualified Securitization Transaction" to a Securitization Entity for the fair market value thereof, including cash in an amount at least equal to 75% of the fair market value thereof as determined in accordance with GAAP, and (ix) transfers of accounts receivable, equipment and related assets (including contract rights) of the type specified in the definition of "Qualified Securitization Transaction" (or a fractional undivided interest therein) by a Securitization Entity in a Qualified Securitization Transaction. For the purposes of clause (viii), Purchase Money Notes shall be deemed to be cash.

  "Bain Related Party" means Bain Capital and any Affiliate of Bain Capital.

  "Bank Credit Agreement" means the Credit Agreement dated as of May 16, 1997, among the Company, the lenders party thereto in their capacities as lenders thereunder and Bankers Trust Company, as agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including, without limitation, increasing the amount of available borrowings thereunder or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

  "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

  "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated) of corporate stock, including each class of common stock and preferred stock of such Person, and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

  "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

  "Cash Equivalents" means: (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody's; (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances (or, with respect to foreign banks, similar instruments) maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia, Japan or any member of the European Economic Community or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $200.0 million; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and (vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

  "Change of Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture);
(ii) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture); (iii) any Person or Group (other than one or both of the Principals or their respective Related Parties) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company; or (iv) the first day within any two-year period on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

  "Company" means Therma-Wave, Inc., a Delaware corporation.

  "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of (i) Consolidated Net Income and (ii) to the extent Consolidated Net Income has been reduced thereby, (A) all income taxes and foreign withholding taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period, (B) Consolidated Interest Expense and (C) Consolidated Non-cash Charges.

  "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the incurrence of any Indebtedness or the issuance of any Designated Preferred Stock of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness or the issuance or redemption of other Designated Preferred Stock (and the application of the proceeds thereof) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment or issuance or redemption, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period and (ii) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for

Acquired Indebtedness and also including any Consolidated EBITDA including any pro forma expense and cost reductions, which are directly attributable and factually supportable, applied to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio," (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;
(2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

  "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense (before amortization or write-off of debt issuance costs) plus (ii) the amount of all cash dividend payments on any series of Preferred Stock of such Person; provided that with respect to any series of Designated Preferred Stock that was not paid cash dividends during such period but that accrues dividends according to its terms during any period prior to the maturity date of the Notes, cash dividends shall be deemed to have been paid with respect to such series of Designated Preferred Stock during such period for purposes of clause (ii) of this definition.

  "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication, (i) the aggregate of all cash and non-cash interest expense with respect to all outstanding Indebtedness of such Person and its Restricted Subsidiaries, including the net costs associated with Interest Swap Obligations, for such period determined on a consolidated basis in conformity with GAAP, and (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

  "Consolidated Net Income" of the Company means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (a) gains and losses from Asset Sales (without regard to the $500,000 limitation set forth in the definition thereof) or abandonments or reserves relating thereto and the related tax effects according to GAAP, (b) gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP, (c) items classified as extraordinary, unusual or nonrecurring gains and losses (including, without limitation, restructuring costs), and the related tax effects according to GAAP, (d) the net income (or loss) of any Person acquired in a pooling of interests transaction accrued prior to the date it becomes a Restricted Subsidiary of the Company or is merged or consolidated with the Company or any Restricted Subsidiary of the Company, (e) the net income of any Restricted Subsidiary of the Company to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of the Company of that income is restricted by contract, operation of law or otherwise, (f) the net loss of any Person, other than a Restricted Subsidiary of the Company, (g) the net income of any Person, other than a Restricted Subsidiary of the Company, except to the extent of cash dividends or distributions paid to the Company or a Restricted Subsidiary of the Company by such Person, (h) only for purposes of clause (iii) (w) of the first paragraph of the

"Limitation on Restricted Payments" covenant, any amounts included pursuant to clause (iii) (z) of the first paragraph of such covenant, (i) non-cash compensation charges, including any arising from stock options and (j) start-up costs and duplicative costs incurred in connection with the transition service and distribution agreements in effect on the Issue Date (as the same may be amended from time to time).

  "Consolidated Net Worth" means, with respect to any Person for any date of determination, the sum of (i) stated capital with respect to Capital Stock of such Person and additional paid-in capital, and (ii) retained earnings (or minus accumulated deficit) of such Person and its Subsidiaries (or, in the case of the Company, the Restricted Subsidiaries), less, to the extent included in the foregoing, amounts attributable to Disqualified Capital Stock, each item determined on a consolidated basis in accordance with GAAP.

  "Consolidated Non-cash Charges" means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charge constituting an extraordinary item or loss which requires an accrual of or a reserve for cash charges for any future period).

  "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the Issue Date or (ii) was nominated for election or elected to such Board of Directors with, or whose election to such Board of Directors was approved by, the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (iii) is any designee of the Principals or their Affiliates or was nominated by the Principals or their Affiliates or any designees of the Principals or their Affiliates on the Board of Directors.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

  "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

  "Designated Preferred Stock" means Preferred Stock that is so designated as Designated Preferred Stock, pursuant to an officers' certificate executed by the principal executive officer and the principal financial officer of the Company, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (iii) of the first paragraph of the "Limitation on Restricted Payments" covenant.

  "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event (other than an event which would constitute a Change of Control), matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the Notes.

  "Equity Offering" means the issuance and sale of Qualified Capital Stock of the Company.

  "fair market value" means, unless otherwise specified, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a resolution of the Board of Directors of the Company delivered to the Trustee.

  "GAAP" is defined to mean generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to
(i) the deduction or amortization of any premiums, fees, and expenses incurred in connection with the acquisition in 1991 and Recapitalization and related financings or any other permitted incurrence of Indebtedness or refinancing Indebtedness and (ii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion ("APB") 16 (including non-cash write-ups and non-cash charges relating to inventory, fixed assets and in-process research and development, in each case arising in connection with the Recapitalization, the acquisition of the Company in 1991 or future acquisitions) and APB 17 (including non-cash charges relating to intangibles and goodwill arising in connection with the Recapitalization and acquisition of the Company in 1991 or future acquisitions).

  "Indebtedness" means with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,
(iii) all Capitalized Lease Obligations of such Person, (iv) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable and warranty and service obligations arising in the ordinary course of business), (v) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (i) through (v) above and clause (viii) below, (vii) all obligations of any other Person of the type referred to in clauses (i) through (vi) which are secured by any lien on any property or asset of such Person, the amount of such obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the obligation so secured, (viii) all obligations under currency swap agreements and interest swap agreements of such Person and (ix) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. For purposes hereof, (x) the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock and (y) any transfer of accounts receivable, equipment or other assets (including contract rights) which constitute a sale for purposes of GAAP and any related recourse provisions under instrument sales programs entered into in the ordinary course of business shall not constitute Indebtedness hereunder.

  "Initial Public Offering" means the first underwritten public offering of Qualified Capital Stock by the Company pursuant to a registration statement filed with the Commission in accordance with the Securities Act for aggregate net cash proceeds of at least $25.0 million.

  "Interest Swap Obligations" means the obligations of any Person, pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount.

  "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude extensions of trade credit by the Company and its Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Subsidiary, as the case may be. For the purposes of the "Limitation on Restricted Payments" covenant,
(i) "Investment" shall include and be valued at the book value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the book value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, 100% of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the book value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

  "Issue Date" means the date of original issuance of the Notes.

  "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

  "Moody's" means Moody's Investors Service, Inc. and its successors.

  "Net Cash Proceeds" means, (i) with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents received by the Company or any of its Subsidiaries from such Asset Sale net of (a) out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), (b) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements, (c) repayment of Indebtedness that is required to be repaid in connection with such Asset Sale and (d) any portion of cash proceeds which the Company determines in good faith should be reserved for post-closing adjustments, it being understood and agreed that on the day that all such post-closing adjustments have been determined, the amount (if any) by which the reserved amount in respect of such Asset Sale exceeds the actual post-closing adjustments payable by the Company or any of its Subsidiaries shall constitute Net Cash Proceeds on such date and
(ii) with respect to any Equity Offering the cash proceeds received by the Company in connection with such Equity Offering net of out-of-pocket expenses and fees relating to such Equity Offering (including, but without limitation, legal, accounting and underwriting discounts and commissions); provided that the Net Cash Proceeds shall be determined without regard to an over-allotment option granted to the Company by the underwriters except to the extent of proceeds received from such over-allotment option upon the consummation of the initial sale of Qualified Capital Stock of the Company pursuant to the Initial Public Offering.

  "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness, without duplication.

  "Permitted Indebtedness" means, without duplication, (i) the Notes, (ii) Indebtedness incurred pursuant to the Bank Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $30.0 million less the aggregate amount of Indebtedness of Securitization Entities in Qualified Securitization Transactions (other than Qualified Securitization Transactions involving equipment and related assets) less the aggregate amount then outstanding pursuant to clause (iii); less any required permanent repayments (which are accompanied by a corresponding permanent commitment reduction) thereunder; provided that the amount of Indebtedness permitted to be incurred pursuant to the Bank Credit Agreement in accordance with this clause
(ii) shall be in addition to any Indebtedness permitted to be incurred pursuant to the Bank Credit Agreement in reliance on, and in accordance with, clauses
(x), (xi) and (xvi) of this definition, (iii) Indebtedness of foreign Restricted Subsidiaries of the Company in an aggregate principal amount not to exceed $5.0 million at any one time outstanding; provided the aggregate amount then outstanding under this clause (iii) when added to the aggregate amount then outstanding under clause (ii) shall not exceed the aggregate amount permitted under clause (ii), (iv) other Indebtedness of the Company and its Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon, (v) Interest Swap Obligations of the Company or any of its Subsidiaries covering Indebtedness of the Company or any of its Subsidiaries; provided that any Indebtedness to which any such Interest Swap Obligations correspond is otherwise permitted to be incurred under the Indenture; provided, further, that such Interest Swap Obligations are entered into, in the judgment of the Company, to protect the Company from fluctuation in interest rates on their respective outstanding Indebtedness, (vi) Indebtedness under Currency Agreements, (vii) intercompany Indebtedness owed by the Company to any Wholly Owned Restricted Subsidiary of the Company or by any Restricted Subsidiary of the Company to the Company or any Wholly Owned Restricted Subsidiary of the Company, (viii) Acquired Indebtedness to the extent the Company could have incurred such Indebtedness in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant on the date such Indebtedness became Acquired Indebtedness, (ix) guarantees by the Company and its Wholly Owned Restricted Subsidiaries of each other's Indebtedness; provided that such Indebtedness is permitted to be incurred under the Indenture, including, with respect to guarantees by Wholly Owned Restricted Subsidiaries of the Company, the "Limitation on Guarantees by Subsidiaries" covenant, (x) Indebtedness (including Capitalized Lease Obligations) incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount outstanding not to exceed 5% of Total Assets at the time of any incurrence thereof (including any Refinancing Indebtedness with respect thereto) (which amount may, but need not, be incurred in whole or in part under the Bank Credit Agreement), (xi) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims, (xii) Indebtedness arising from agreements of the Company or a Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price, earn out or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary of the Company, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition, (xiii) obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary of the Company in the ordinary course of business, (xiv) any refinancing, modification, replacement, renewal, restatement, refunding, deferral, extension, substitution, supplement, reissuance or resale of existing or future Indebtedness, including any additional Indebtedness incurred to pay interest or premiums required by the instruments governing such existing or future Indebtedness as in effect at the time of issuance thereof ("Required Premiums") and fees in connection therewith ("Refinancing Indebtedness"); provided that any such event shall not (1) result in an increase in the aggregate principal amount of Permitted Indebtedness (except to the extent such increase is a result of a simultaneous incurrence of additional Indebtedness (A) to pay Required Premiums and related fees or (B) otherwise permitted to be incurred under the Indenture) of the Company and its Subsidiaries and (2) create Indebtedness with a Weighted Average Life to Maturity at the time such Indebtedness is incurred that is less than the Weighted Average Life to Maturity at such time of the Indebtedness being refinanced, modified, replaced, renewed, restated, refunded, deferred, extended, substituted, supplemented, reissued or resold (except that this subclause (2) will not apply in the event the Indebtedness being refinanced,

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

modified, replaced, renewed, restated, refunded, deferred, extended, substituted, supplemented, reissued or resold was originally incurred in reliance upon clauses (vii) or (xvi) of this definition), (xv) the incurrence by a Securitization Entity of Indebtedness in a Qualified Securitization Transaction that is not recourse to the Company or any Subsidiary of the Company (except for Standard Securitization Undertakings) and (xvi) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $10.0 million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under the Bank Credit Agreement).

  "Permitted Investments" means (i) Investments by the Company or any Restricted Subsidiary of the Company in any Wholly Owned Restricted Subsidiary of the Company (whether existing on the Issue Date or created thereafter) or in any other Person (including by means of any transfer of cash or other property) if as a result of such Investment such Person shall become a Wholly Owned Restricted Subsidiary of the Company and Investments in the Company by any Restricted Subsidiary of the Company, (ii) cash and Cash Equivalents,
(iii) Investments existing on the Issue Date, (iv) loans and advances to management and other employees of the Company and its Restricted Subsidiaries in the ordinary course of business in an aggregate principal amount not to exceed $3.0 million at any one time outstanding, (v) accounts receivable created or acquired in the ordinary course of business, (vi) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' businesses and otherwise in compliance with the Indenture, (vii) Investments in Unrestricted Subsidiaries in an amount at any one time outstanding not to exceed $3.0 million,
(viii) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers, (ix) guarantees
(A) by the Company of Indebtedness otherwise permitted to be incurred by Restricted Subsidiaries of the Company under the Indenture or (B) permitted by the "Limitation on Guarantees by Subsidiaries" covenant, (x) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (x) that are at that time outstanding, not to exceed 5% of Total Assets at the time of such Investment at any one time outstanding, (xi) any Investment by the Company or a Wholly Owned Subsidiary of the Company in a Securitization Entity or any Investment by a Securitization Entity in any other Person in connection with a Qualified Securitization Transaction; provided that any Investment in a Securitization Entity is in the form of a Purchase Money Note or an equity interest, (xii) any transaction to the extent it constitutes an Investment that is permitted by, and made in accordance with, clause (b) of the "Limitations on Transactions with Affiliates" covenant (other than transactions described in clause (v) of such clause (b)), (xiii) Investments the payment for which consists exclusively of Qualified Capital Stock of the Company and (xiv) Investments received by the Company or its Restricted Subsidiaries as consideration for asset sales, including Asset Sales; provided in the case of an Asset Sale, such Asset Sale is effected in compliance with the "Limitation on Asset Sales" covenant.

  "Permitted Liens" means the following types of Liens:

    (i) Liens for taxes, assessments or governmental charges or claims either
  (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

    (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

    (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

    (iv) judgment Liens not giving rise to an Event of Default;

    (v) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

    (vi) any interest or title of a lessor under any Capitalized Lease
  Obligation;

    (vii) purchase money Liens to finance property or assets of the Company or any Restricted Subsidiary of the Company acquired in the ordinary course of business; provided, however, that (A) the related purchase money Indebtedness shall not exceed the cost of such property or assets and shall not be secured by any property or assets of the Company or any Restricted Subsidiary of the Company other than the property and assets so acquired and (B) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

    (viii) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

    (ix) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

    (x) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

    (xi) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

    (xii) Liens securing Indebtedness under Currency Agreements;

    (xiii) Liens securing Indebtedness of foreign Restricted Subsidiaries of the Company incurred in reliance on clause (iii) of the definition of Permitted Indebtedness;

    (xiv) Liens securing Acquired Indebtedness incurred in reliance on clause
  (viii) of the definition of Permitted Indebtedness;

    (xv) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary with respect to obligations that do not in the aggregate exceed $10.0 million at any one time outstanding;

    (xvi) Liens on assets transferred to a Securitization Entity or on assets of a Securitization Entity, in either case incurred in connection with a Qualified Securitization Transaction;

    (xvii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries;

    (xviii) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

    (xix) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods; and

    (xx) Liens existing on the Issue Date, together with any Liens securing Indebtedness incurred in reliance on clause (xiv) of the definition of Permitted Indebtedness in order to refinance the Indebtedness secured by Liens existing on the Issue Date; provided that the Liens securing the refinancing Indebtedness shall not extend to property other than that pledged under the Liens securing the Indebtedness being refinanced.

  "Person" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

  "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

  "Principals" means Bain Capital and Sutter Hill Ventures.

  "Productive Assets" means properties or assets (including Capital Stock) of a kind used or usable in the businesses of the Company and its Restricted Subsidiaries permitted by the covenant entitled "Conduct of Business."

  "Purchase Money Note" means a promissory note of a Securitization Entity evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company in connection with a Qualified Securitization Transaction to a Securitization Entity, which note shall be repaid from cash available to the Securitization Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables or newly acquired equipment.

  "Qualified Capital Stock" means any stock that is not Disqualified Capital Stock.

  "Qualified Securitization Transaction" means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any or its Subsidiaries may sell, convey or otherwise transfer to (a) a Securitization Entity (in the case of a transfer by the Company or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Securitization Entity), or may grant a security interest in, any accounts receivable or equipment (whether now existing or arising or acquired in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable and equipment, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable and equipment, proceeds of such accounts receivable and equipment and other assets (including contract rights) which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and equipment.

  "Related Party" means, with respect to Bain Capital, any Bain Related Party and with respect to Sutter Hill Ventures, any Sutter Hill Ventures Related Party.

  "Restricted Investment" means an Investment other than a Permitted
Investment.

  "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

  "S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. and its successors.

  "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

  "Securitization Entity" means a Wholly Owned Subsidiary of the Company (or another Person in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable or equipment and related assets) which engages in no activities other than in connection with the financing of accounts receivable or equipment and which is designated by the Board of Directors of the Company (as provided below) as a Securitization Entity (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any Subsidiary of the Company (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness)) pursuant to Standard Securitization Undertakings, (ii) is recourse to or obligates the Company or any Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Company or any Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither the Company nor any Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing receivables of such entity, and (c) to which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing conditions.

  "Significant Subsidiary" means, as of any date of determination, for any Person, each Subsidiary of such Person which (i) for the most recent fiscal year of such Person (on or prior to December 31, 1996, the fiscal period beginning on the Issue Date and ending on the most recently completed fiscal quarter of such Person) accounted for more than 10% of consolidated revenues or consolidated net income of such Person or (ii) as at the end of such fiscal year (on or prior to December 31, 1996, the fiscal period beginning on the Issue Date and ending on the most recently completed fiscal quarter of such Person), was the owner of more than 10% of the consolidated assets of such Person.

  "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company which are reasonably customary in an accounts receivable or equipment transaction.

  "Subsidiary", with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

  "Sutter Hill Ventures" means Sutter Hill Ventures, a California limited partnership and certain other investors designated by Sutter Hill Ventures.

  "Sutter Hill Ventures Related Party" means (a) any stockholder or partner of Sutter Hill Ventures on the Issue Date or (b) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest which consist of Sutter Hill Ventures and/or such other Persons referred to in the immediately preceding clause (a).

  "Total Assets" means the total consolidated assets of the Company and its Restricted Subsidiaries, as set forth on the Company's most recent consolidated balance sheet.

  "Unrestricted Subsidiary" of any Person means (i) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that (x) the Company certifies to the Trustee that such designation complies with the "Limitation on Restricted Payments" covenant and (y) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (x) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant and
(y) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

  "Wholly Owned Restricted Subsidiary" of any Person means any Restricted Subsidiary of such Person of which all the outstanding voting securities (other than directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Restricted Subsidiary of such Person.

                         BOOK-ENTRY; DELIVERY AND FORM

  Except as described in the next paragraph, the Notes (and the related guarantees) initially will be represented by one or more permanent global certificates in definitive, fully registered form (the "Global Notes"). The Global Notes will be deposited on the date of the consummation of the Exchange Offer with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") and registered in the name of a nominee of DTC.

  Notes (i) originally purchased by or transferred to "foreign purchasers" or Accredited Investors who are not QIBs (in each case, as defined in "Transfer Restrictions") or (ii) held by QIBs or institutional Accredited Investors who are not QIBs who elect to take physical deliver of their certificates instead of holding their interest through a Global Note (and which are thus ineligible to trade through DTC) (collectively referred to herein as the "Non-Global Purchasers") will be issued in registered form (the "Certificated Security"). Upon the transfer to a QIB or another institutional Accredited Investor who is not a QIB of any Certificated Security initially issued to a Non-Global Purchaser, such Certificated Security will, unless the transferee requests otherwise or the Global Certificates have previously been exchanged in whole for Certificated Securities, be exchanged for an interest in a Global Note.

  The Global Notes. The Company expects that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount of Notes of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the Initial Purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. QIBs and institutional Accredited Investors who are not QIBs may hold their interests in the Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

  So long as DTC, or its nominee, is the registered owner or holder of the Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Notes for all purposes under the Indenture. No beneficial owner of an interest in any of the Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the Notes.

  Payments of the principal of, premium (if any) and interest (including Additional Interest) on the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

  The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest (including Additional Interest) in respect of the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

  Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical deliver of a Certificated Security for any reason, including to sell Notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

  DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants.

  DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

  Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  Certificated Securities. If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days, Certificated Securities will be issued in exchange for the Global Notes.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service (the "Service") will not take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conditions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below.

  HOLDERS OF THE NEW NOTES ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF THE OLD NOTES AND NEW NOTES AS WELL AS THE APPLICATION OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

  As used herein, the term "United States Holder" means a holder of a New Note that is, for United States federal income tax purposes, (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created under the laws of the United States or of any political subdivision thereof or (c) an estate or trust the income of which is subject to United States federal income taxation regardless of source. The term "Foreign Holder" means a holder of a New Note that is not a United States Holder. The Old Notes were issued without original issue discount.

THE EXCHANGE OFFER

  The Company believes that the exchange of Old Notes for New Notes pursuant to the Exchange Offer will not be treated as an "exchange" for federal income tax purposes because the New Notes will not be considered to differ materially in kind or extent from the Old Notes. Rather, the New Notes received by a holder will be treated as a continuation of the Old Notes in the hands of such holder. As a result, there will be no federal income tax consequences to holders exchanging Old Notes for New Notes pursuant to the Exchange Offer.

UNITED STATES HOLDERS

  Generally, interest paid on a New Note will be taxable to a United States Holder as ordinary interest income in accordance with such holder's method of accounting for United States federal income tax purposes. Upon the sale, exchange, redemption, retirement or other disposition of a New Note, a holder generally will recognize gain or loss equal to the difference between the amount realized on the disposition and the holder's adjusted tax basis in the New Note. Subject to the market discount rules discussed below, gain or loss recognized by a holder on the disposition of a New Note will be long-term capital gain or loss provided that the New Note was a capital asset in the hands of the holder and had been held for more than one year.

Bond Premium

  If a subsequent holder purchases a New Note at a cost that is greater than its stated redemption price at maturity, the holder may elect to deduct the excess amount (as an offset to interest income) as amortizable bond premium (with a corresponding reduction in the holder's tax basis) over the remaining term of the New Note. However, because the New Notes may be redeemed at the option of the Company at a price in excess of their principal amount, a United States Holder may be required to amortize any bond premium based on the earlier call date and the call price payable at that time. The election would apply to all taxable debt instruments held by the holder at any time during the first taxable year to which the election applies and to any such debt instruments which are later acquired by the holder. The election may not be revoked without the consent of the IRS.

Market Discount

  If a subsequent holder purchases a New Note for an amount that is less than the stated redemption price at maturity of such New Note, the amount of the difference will be treated as market discount for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a holder will be required to treat any principal payment on, or any amount received on the sale, exchange, retirement or other disposition of, and New Note as ordinary income to the extent of any market discount which has not previously been included in income and is treated as having accrued on such New Note by the time of such payment or disposition. If a holder makes a gift of a New Note, accrued market discount, if any, will be recognized as if such holder had sold such New Note for a price equal to its fair market value. In addition, the holder may be required to defer, until the maturity of the New Note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such New Note.

  A holder of a New Note acquired at a market discount may elect to include market discount in income as interest as it accrues, in which case the foregoing rules would not apply. This election would apply to all bonds with market discount acquired by the electing holder on or after the first day of the first taxable year to which the election applies. The election may be revoked only with the consent of the IRS.

FOREIGN HOLDERS

  Payments of principal, retirement premium, if any, interest received or discount accrued by a Foreign Holder of a New Note who is not engaged in a trade or business within the United States will not be subject to United States federal income or withholding tax provided that, in the case of interest, (a)(i) the Foreign Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the Foreign Holder is not a controlled foreign corporation for United States tax purposes that is related to the Company through stock ownership, and (iii) such interest is not received by a bank on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business and (b) either (i) the beneficial owner of the New Note, under penalties of perjury, provides the Company or its agent with its name and address and certifies that it is not a United States Holder or (ii) a securities clearing organization, bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") certifies to the Company or its agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or another financial institution and furnishes the payor a copy thereof. A Foreign Holder, however, may be subject to United States federal income tax in the same manner as a United States Holder on its net interest income if such interest is effectively connected with the conduct of a United States trade or business of such holder. In addition, effectively connected interest income received by a corporate Foreign Holder may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate).

  Proposed Treasury Regulations would provide alternative methods for satisfying the certification requirement described in clause (b) above. Such Treasury Regulations are proposed to be effective for payments made after December 31, 1997. There can be no assurance that the proposed Treasury Regulations will be adopted or as to the provisions that they will include if any when adopted in temporary or final form.

  A Foreign Holder will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of a New Note, unless (a) the gain is effectively connected, or treated as effectively connected, with a United States trade or business of the Foreign, (b) in the case of a Foreign Holder who is an individual, such Foreign Holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the sale or exchange and either (i) the Foreign Holder has a "tax home" (as defined in Code section 911(d)(3)), in the United States or (ii) the gain is attributable to an office or other fixed place of business maintained by the Foreign Holder in the United States, or (c) the Foreign Holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.


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

BACKUP WITHHOLDING AND INFORMATION REPORTING ON NEW NOTES

  Certain noncorporate United States Holders generally will be subject to information reporting and may be subject to backup withholding at a rate of 31% on payments of principal, premium, if any, and interest (including market discount) on, and the proceeds of disposition of, a New Note. Backup withholding will apply only if the United States Holder (a) fails to furnish its Taxpayer Identification Number ("TIN"), which for an individual would be the holder's Social Security number, (b) furnishes an incorrect TIN or (c) is notified by the Internal Revenue Service that it is subject to backup withholding for failure to report interest and dividend payments. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

  Information reporting and backup withholding will not apply to payments of principal, premium, if any, and interest made by the Company or a paying agent to a Foreign Holder on a New Note if the certification described in clause (b) of the first paragraph under "Foreign Holders" above is received, provided that the payor does not have actual knowledge that the holder is a United States person.

  Payments of the proceeds from the sale by a Foreign Holder of a New Note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a New Note to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

  The amount of any backup withholding from a payment to a holder will be allowed as a credit against such holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

                              PLAN OF DISTRIBUTION

  Each Participating Broker-Dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any Participating Broker-Dealer for use in connection with any such resale (provided that the Company receives notice from any Participating Broker-Dealer of its status as a Participating Broker-Dealer within 30 days after the Expiration Date). In
addition, until    , 1997 (90 days after the commencement of the Exchange
Offer), all dealers effecting transactions in the New Notes, whether or not participating in this distribution, may be required to deliver a prospectus.

  The Company will not receive any proceeds from any sales of the New Notes by Participating Broker-Dealers. New Notes received by Participating Broker-Dealers for their own accounts pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such Participating Broker-Dealer and/or the purchasers of any such New Notes. Any Participating Broker-Dealer that resells the New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a Prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days after the Expiration Date, the Company will promptly, upon request and in no event more than five business days after such request, send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any Participating Broker-Dealer that has provided the Company with notice of its status as a Participating Broker-Dealer within 30 days of the Expiration Date.

                                    EXPERTS

  The consolidated financial statements of Therma-Wave, Inc. at April 6, 1997 and March 31, 1996 and for each of the three fiscal years in the period ended April 6, 1997, included in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  Certain legal matters relating to the issuance of the New Notes will be passed upon for the Company by Kirkland & Ellis, Chicago, Illinois. Certain partners of Kirkland & Ellis are partners in Randolph Street Partners, which purchased 84,906 shares of Class A Common and 9,434 shares of Class L Common in the Recapitalization.

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

                                   GLOSSARY

"ASIC"................................ Application Specific Integrated
                                       Circuit. A custom-designed integrated
                                       circuit that performs specific
                                       functions which would otherwise
                                       require a number of off-the-shelf
                                       integrated circuits to perform. The
                                       use of an ASIC in place of a
                                       conventional integrated circuit
                                       reduces product size and cost and also
                                       improves reliability.

"beta-testing"........................ Testing a new product under full operational conditions, generally at a
                                       customer's facility.

"clean-room".......................... A room with an environment that is kept to a high degree of cleanliness
                                       by a constant flow of clean air
                                       throughout the room. The level of
                                       cleanliness of clean rooms is
                                       designated by Class Number. For
                                       example, a Class 1000 clean room has
                                       fewer than 1000 particles larger than
                                       a minimum size per cubic centimeter of
                                       air, while a Class 100 clean room has
                                       fewer than 100 such particles per
                                       cubic centimeter. Persons working in a
                                       clean room must wear appropriate
                                       gowns, caps, gloves and shoes so as to
                                       minimize their effect on the clean
                                       room environment.

"DRAM"................................ Dynamic Random Access Memory. A type of volatile memory product that is
                                       used in electronic systems to store
                                       data and program instructions. It is
                                       the most common type of RAM and must
                                       be refreshed with electricity
                                       thousands of times per second or else
                                       its memory will fade away.

"ellipsometer"........................ An optical metrology instrument that measures the degree of change in the
                                       polarization of a beam of light that
                                       is reflected from the surface of a
                                       sample. Ellipsometers are used to
                                       measure the thickness and, in some
                                       cases, the optical properties of thin
                                       films.

"etching"............................. Removal of film from the surface of a wafer through wet chemical or dry
                                       plasma processes.

"fab"................................. A manufacturing facility that fabricates semiconductors.

"image processing".................... Computer processing of a magnified video image in order to locate an area
                                       of interest on a patterned wafer.

"integrated circuit".................. A combination of two or more transistors on a base material,
                                       usually silicon. All semiconductor
                                       devices are just very complicated
                                       integrated circuits with thousands of
                                       transistors.

"ion implantation"....................
                                       Implanting of ions, such as boron,
                                       phosphorus or arsenic, into selected
                                       areas of a silicon wafer in order to
                                       alter the electrical properties of the
                                       silicon in these areas. The
                                       implantation is performed by
                                       bombarding the silicon wafer with a
                                       high energy beam of ions.

"metrology"........................... The science of quantitative measurement.

"photolithography".................... Generating a pattern on the surface of a wafer by first coating the surface
                                       with a light sensitive material called
                                       a photoresist and then exposing the
                                       photoresist to light (usually of a
                                       short wavelength) through a patterned
                                       mask. The exposure replicates the mask
                                       pattern onto the photoresist.

"planarization"....................... A process by which the surface of a patterned wafer that may contain
                                       severe topographical features is made
                                       flat by mechanical or chemical means.

"reflectance"......................... The ratio of the amount of light reflected from a surface to the amount
                                       of light incident on that surface.
                                       Reflectance is usually a function of
                                       wavelength and the angle of incidence.

"semiconductor"....................... A material with electrical conducting properties in between those of metals
                                       and insulators. (Metals always conduct
                                       and insulators never conduct, but
                                       semiconductors sometimes conduct.)
                                       Essentially, semiconductors transmit
                                       electricity only under certain
                                       circumstances, such as when given a
                                       positive or negative electric charge.
                                       Therefore, a semiconductor's ability
                                       to conduct can be turned on or off by
                                       manipulating those charges, which
                                       allows the semiconductor to act as an
                                       electric switch. The most common
                                       semiconductor material is silicon,
                                       used as the base of most semiconductor
                                       devices today because it is relatively
                                       inexpensive and easy to create.

"spectrophotometer"................... An optical metrology instrument that measures the amount of light reflected
                                       from a surface as a function of the
                                       wavelength of the light.
                                       Spectrophotometers are used to measure
                                       the thickness, and in some cases, the
                                       optical properties of thin films.

"thermal wave physics"................ The physics of how to generate and detect high frequency thermal or heat
                                       waves, and how these thermal waves
                                       interact with materials.

"thin film deposition"................ The deposition of thin films onto a wafer surface by chemical or plasma
                                       processes.

"thin film removal"................... The removal or etching of thin films from a wafer surface by chemical or
                                       plasma processes.

"transistor"..........................
                                       An individual circuit that can amplify
                                       or switch electric current. This is
                                       the building block of all integrated
                                       circuits and semiconductors.

"ultra-violet"........................ That region of the optical spectrum that extends from the violet region to
                                       shorter wavelengths, typically from
                                       400nm to 150nm.

"wafer"............................... Thin, round, flat piece of silicon that is the base of most
                                       semiconductors. Wafers typically come
                                       in sizes of 39 to 89 in diameter. A
                                       single 89 wafer could have hundreds of
                                       semiconductor devices fabricated on
                                       it.

                       INDEX TO FINANCIAL STATEMENTS


                                                                           PAGE
                                                                           ----
THERMA-WAVE, INC. AUDITED CONSOLIDATED FINANCIAL STATEMENTS

  Report of Ernst & Young LLP, Independent Auditors........................ F-2
  Consolidated Balance Sheets as of April 6, 1997 and March 31, 1996....... F-3
  Consolidated Statements of Income for the years ended April 6, 1997,
   March 31, 1996 and April 2, 1995........................................ F-4
  Consolidated Statements of Shareholders' Equity for the years ended April
   6, 1997, March 31, 1996 and April 2, 1995............................... F-5
  Consolidated Statements of Cash Flows for the years ended April 6, 1997,
   March 31, 1996 and April 2, 1995........................................ F-6
  Notes to Consolidated Financial Statements............................... F-7

THERMA-WAVE, INC. CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

  Condensed Consolidated Unaudited Balance Sheets as of July 6, 1997 and
   April 6, 1997.......................................................... F-15
  Condensed Consolidated Unaudited Statements of Income for the three-
   month periods ended July 6, 1997 and July 7, 1996...................... F-16
  Condensed Consolidated Unaudited Statements of Cash Flows for the three-
   month periods ended
   July 6, 1997 and July 7, 1996.......................................... F-17
  Notes to Condensed Consolidated Unaudited Financial Statements.......... F-18

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Therma-Wave, Inc.

  We have audited the accompanying consolidated balance sheets of Therma-Wave, Inc. as of April 6, 1997 and March 31, 1996, and the related consolidated statements of income, shareholders' equity (net capital deficiency), and cash flows for the years ended April 6, 1997, March 31, 1996 and April 2, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Therma-Wave, Inc. at April 6, 1997 and March 31, 1996 and the consolidated results of its operations and its cash flows for the years ended April 6, 1997, March 31, 1996 and April 2, 1995, in conformity with generally accepted accounting principles.

                                                              Ernst & Young llp

San Jose, California
May 8, 1997, except for Note 8, as to which the date is May 16, 1997

                               THERMA-WAVE, INC.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                            APRIL 6,  MARCH 31,
                                                              1997      1996
                                                            --------  ---------
ASSETS
Current assets:
  Cash and cash equivalents................................ $ 16,741  $  7,690
  Accounts receivable, net of allowance for doubtful
   accounts of 1,622 in 1997 and $284 in 1996 .............   20,107    18,830
  Receivable from parent...................................    1,425     1,425
  Inventories:
    Purchased materials....................................    8,937     5,760
    Systems in process.....................................    7,252     5,619
    Finished systems.......................................    1,238     1,756
                                                            --------  --------
  Total inventories........................................   17,427    13,135
  Deferred income taxes....................................    5,556     3,201
  Other current assets.....................................      383       339
                                                            --------  --------
Total current assets.......................................   61,639    44,620
Property and equipment:
  Laboratory and test equipment............................    3,721     3,667
  Office furniture and equipment...........................    4,292     2,402
  Machinery and equipment..................................    1,521     1,421
  Leasehold improvements...................................    2,237     2,921
                                                            --------  --------
                                                              11,771    10,411
  Less accumulated depreciation and amortization...........    5,928     4,165
                                                            --------  --------
Net property and equipment.................................    5,843     6,246
Goodwill and purchased intangibles, net of accumulated
 amortization of $8,286 at March 31, 1996..................      --      1,275
Patents, net of accumulated amortization of $985 in 1997
 and $912 in 1996..........................................      481       496
Security deposits and other................................      657       419
                                                            --------  --------
    Total assets........................................... $ 68,620  $ 53,056
                                                            ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term notes payable................................. $  3,834  $  5,019
  Accounts payable.........................................    4,076     3,344
  Accrued compensation and related expenses................    2,922     3,344
  Income taxes payable.....................................    1,507       904
  Accrued warranty costs...................................    4,990     2,594
  Other accrued liabilities................................    4,427     4,174
  Deferred service revenue.................................    1,075     1,333
  Capital lease obligations due within one year............       88       168
                                                            --------  --------
Total current liabilities..................................   22,919    20,880
Notes payable..............................................   23,100    23,100
Capital lease obligations due after one year...............      429       539
Deferred taxes.............................................    1,685     1,544
Deferred rent and other....................................      342        90
Commitments and contingencies
Shareholders' equity
  Common stock, $0.001 par value; 50,000,000 shares
   authorized; 45,515,339 shares issued and outstanding....       45        45
  Additional paid-in capital...............................   60,465    60,465
  Accumulated deficit......................................  (38,927)  (52,028)
  Notes receivable from shareholders.......................      --       (524)
  Accumulated foreign currency translation adjustments.....   (1,438)   (1,055)
                                                            --------  --------
Total shareholders' equity.................................   20,145     6,903
                                                            --------  --------
    Total liabilities and shareholders' equity............. $ 68,620  $ 53,056
                                                            ========  ========

                            See accompanying notes.

                               THERMA-WAVE, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                        FISCAL YEAR ENDED
                                                    ---------------------------
                                                                         APRIL
                                                    APRIL 6,  MARCH 31,   2,
                                                      1997      1996     1995
                                                    --------  --------- -------
Net revenues....................................... $109,493   $79,293  $55,675
Cost of revenues...................................   49,795    35,027   25,024
                                                    --------   -------  -------
Gross margin.......................................   59,698    44,266   30,651
Operating expenses:
  Research and development.........................   13,050    10,072    5,942
  Selling, general and administrative..............   22,004    18,704   13,299
  Amortization of goodwill and purchased
   intangibles.....................................    1,275     1,912    1,912
                                                    --------   -------  -------
Total operating expenses...........................   36,329    30,688   21,153
                                                    --------   -------  -------
Operating income...................................   23,369    13,578    9,498
Other income (expense):
  Interest expense.................................   (1,621)   (1,722)  (1,998)
  Interest income..................................      346       247      102
  Other income and expense.........................       14      (138)    (115)
                                                    --------   -------  -------
                                                      (1,261)   (1,613)  (2,011)
                                                    --------   -------  -------
Income before provision for income taxes...........   22,108    11,965    7,487
Provision for income taxes.........................    9,007     4,684      --
                                                    --------   -------  -------
Net income......................................... $ 13,101   $ 7,281  $ 7,487
                                                    ========   =======  =======


                            See accompanying notes.

                               THERMA-WAVE, INC.

    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                ACCUMULATED
                                                                      NOTES       FOREIGN
                            COMMON STOCK    ADDITIONAL              RECEIVABLE   CURRENCY
                          -----------------  PAID-IN   ACCUMULATED     FROM     TRANSLATION
                            SHARES   AMOUNT  CAPITAL     DEFICIT   SHAREHOLDERS ADJUSTMENTS  TOTAL
                          ---------- ------ ---------- ----------- ------------ ----------- --------
Balance at March 27,
 1994...................  26,420,550  $26    $44,213    $(66,796)      $--        $  (288)  $(22,845)
 Issuance of common
  stock.................  19,094,789   19     15,568         --        (524)          --      15,063
 Tax benefit from
  exercise of employee
  options...............         --   --         420         --         --            --         420
 Foreign currency
  translation
  adjustments...........         --   --         --          --         --           (504)      (504)
 Net income.............         --   --         --        7,487        --            --       7,487
                          ----------  ---    -------    --------       ----       -------   --------
Balance at April 2,
 1995...................  45,515,339   45     60,201     (59,309)      (524)         (792)      (379)
 Foreign currency
  translation
  adjustments...........         --   --         --          --         --           (263)      (263)
 Tax benefit from
  exercise of employee
  options...............         --   --         264         --         --            --         264
 Net income.............         --   --         --        7,281        --            --       7,281
                          ----------  ---    -------    --------       ----       -------   --------
Balance at March 31,
 1996...................  45,515,339   45     60,465     (52,028)      (524)       (1,055)     6,903
 Foreign currency
  translation adjustment
  ......................         --   --         --          --         --           (383)      (383)
 Repayment of notes
  receivable from
  shareholders .........         --   --         --          --         524           --         524
 Net income ............         --   --         --       13,101        --            --      13,101
                          ----------  ---    -------    --------       ----       -------   --------
Balance at April 6,
 1997...................  45,515,339  $45    $60,465    $(38,927)      $--        $(1,438)  $ 20,145
                          ==========  ===    =======    ========       ====       =======   ========


                            See accompanying notes.

                               THERMA-WAVE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                      FISCAL YEAR ENDED
                                                 ----------------------------
                                                 APRIL 6,  MARCH 31, APRIL 2,
                                                   1997      1996      1995
                                                 --------  --------- --------
OPERATING ACTIVITIES
Net income...................................... $ 13,101   $ 7,281  $  7,487
Adjustments to reconcile net income to net cash
 provided by activities:
  Depreciation and amortization.................    3,744     3,607     2,998
  Deferred income taxes.........................   (2,214)     (453)   (1,204)
  Changes in assets and liabilities:
    Accounts receivable.........................   (1,277)   (1,381)  (12,228)
    Inventories.................................   (5,006)   (5,061)   (1,953)
    Other current assets........................      (44)     (142)      132
    Accounts payable............................      732      (545)    1,135
    Accrued compensation and related expenses...     (422)     (587)    2,419
    Income taxes payable........................      603       688       756
    Other accrued liabilities...................    2,649     2,220     1,991
    Deferred service revenue....................     (258)      333       349
    Deferred rent and other.....................      252       (93)       (6)
                                                 --------   -------  --------
Net cash provided by operating activities.......   11,860     5,867     1,876
INVESTING ACTIVITIES
Purchases of property and equipment.............   (1,091)   (4,361)   (1,616)
Increase in other assets........................     (484)     (604)     (432)
                                                 --------   -------  --------
Net cash used in investing activities...........   (1,575)   (4,965)   (2,048)
FINANCING ACTIVITIES
Receivable from parent..........................      --        --     (1,425)
Proceeds from notes payable.....................      250       --      2,800
Repayments on notes payable.....................   (1,435)   (1,231)  (10,557)
Principal payments under capital lease
 obligations....................................     (190)     (311)      (96)
Tax benefit from exercise of stock options......      --        264       420
Issuance of common stock........................      --        --     15,063
Proceeds from notes receivable from
 shareholders...................................      524       --        --
                                                 --------   -------  --------
Net cash (used in) provided by financing
 activities.....................................     (851)   (1,278)    6,205
Effect of exchange rate changes on cash.........     (383)     (263)     (504)
                                                 --------   -------  --------
Net (decrease) increase in cash and cash
 equivalents....................................    9,051      (639)    5,529
Cash and cash equivalents at beginning of
 period.........................................    7,690     8,329     2,800
                                                 --------   -------  --------
Cash and cash equivalents at end of period...... $ 16,741   $ 7,690  $  8,329
                                                 ========   =======  ========
Supplementary disclosures:
  Cash paid for interest........................ $  2,059   $ 2,228  $  2,012
                                                 ========   =======  ========
  Cash paid for income taxes.................... $ 10,661   $ 5,039  $    102
                                                 ========   =======  ========
Noncash financing activity:
  Common stock issued for notes receivable from
   shareholders.................................      --        --   $    524
                                                 ========   =======  ========

                            See accompanying notes.

                               THERMA-WAVE, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 The Company

  Therma-Wave, Inc. (the "Company") develops, manufactures, and markets process control metrology systems for use in the manufacture of semiconductors. These system are based on the Company's proprietary thermal wave and optical technologies. The Company's sole shareholders are two Japanese Companies, Toray Industries ("Toray") and Shimadzu Corporation ("Shimadzu") subsequent to their acquisition of all outstanding shares of the Company's capital stock in December, 1991. The Company sells its products to major semiconductor manufacturing companies throughout the world, generally requires no collateral and maintains an allowance for doubtful accounts for credit losses.

 Basis of Presentation

  The accompanying consolidated financial statements include the accounts of Therma-Wave, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

  In December 1991 Toray and Shimadzu purchased all outstanding shares of the Company's capital stock in an acquisition accounted for as a purchase. The purchase price was allocated to the identifiable assets based on their estimated fair market values at the date of acquisition utilizing an independent valuation. The remaining purchased intangibles and goodwill are being amortized over their estimated useful lives of five years.

 Revenue Recognition

  Revenue from system sales and spare parts is generally recognized at the time of shipment. Revenue on service contracts is deferred and recognized on a straight-line basis over the period of the contract. Estimated contractual warranty obligations are recorded when related sales are recognized.

 Major Customers/Sources of Supply

  Sales to customers representing 10% or more of net revenues during fiscal 1997, 1996 and 1995 were as follows:

                                                          FISCAL YEAR ENDED
                                                     ---------------------------
                                                     APRIL 6, MARCH 31, APRIL 2,
      CUSTOMER                                         1997     1996      1995
      --------                                       -------- --------- --------
      A.............................................   13%       17%      17%
      B.............................................   10%       15%      18%

  Certain of the components and subassemblies included in the Company's systems are obtained from a single source or a limited group of suppliers. Although the Company seeks to reduce dependence on those sole and limited source suppliers, the partial or complete loss of certain of these sources could have at least a temporary adverse effect on the Company's results of operations and damage customer relationships. Further, a significant increase in the price of one or more of these components could adversely affect the Company's results of operations.

                               THERMA-WAVE, INC.

  Accounts receivable from three customers accounted for approximately 28%, 13% and 10% of total accounts receivable at April 6, 1997. Accounts receivable from three customers accounted for approximately 16%, 15% and 13% of total accounts receivable at March 31, 1996.

 Cash and Cash Equivalents

  The Company maintains its cash and cash equivalents in depository accounts, money market accounts and certificates of deposit with several financial institutions.

  The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

 Foreign Currency Translation

  The Company has determined that the functional currency of its foreign operations is the local foreign currency. The accumulated effects of foreign translation rate changes related to net assets located outside the United States are included as a component of shareholders' equity. Foreign currency transaction gains (losses) are included in other income and expense in the accompanying consolidated statements of income and amounted to $74,000, $(217,000) and $(11,000) for the years ended April 6, 1997, March 31, 1996 and
April 2, 1995, respectively.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the respective assets, generally five years. Leasehold improvements and assets recorded under capital leases are amortized using the straight-line method over the shorter of the assets' useful lives or lease terms.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

 Accounting Period

  The Company's fiscal year is a 52 to 53-week year ending on the Sunday on or nearest preceding March 31 for periods prior to 1997 and the Sunday on or following March 31 of each year for periods thereafter.

 Advertising Costs

  The Company expenses advertising and promotional costs, which are not material, as they are incurred.

                               THERMA-WAVE, INC.

 Fair Value of Financial Instruments

  The Company believes that as of April 6, 1997, the fair value of its short and long-term debt approximates the carrying value of those obligations. The fair value of the Company's debt is estimated based on the Company's current incremental borrowing rates on similar debt obligations guaranteed by Toray and Shimadzu.

2. TRANSACTIONS WITH TORAY AND SHIMADZU

  Account balances with Toray and Shimadzu are as follows (in thousands);

                                                              APRIL 6, MARCH 31,
                                                                1997     1996
                                                              -------- ---------
   Due from (due to) Toray and Shimadzu:
     Accounts receivables....................................  $   18   $   84
     Receivable from parent..................................   1,425    1,425
     Accrued expenses........................................     (25)     --
                                                               ------   ------
                                                               $1,418   $1,509
                                                               ======   ======

  Transactions with Toray and Shimadzu are as follows (in thousands):

                                                          FISCAL YEAR ENDED
                                                     ---------------------------
                                                     APRIL 6, MARCH 31, APRIL 2,
                                                       1997     1996      1995
                                                     -------- --------- --------
   Sales............................................   $590     $ --      $42
   Purchases of inventories, at cost................     94       --        3

  The Company incurred expenses of approximately $559,000, $739,000 and $426,000 for the fiscal years ended April 6, 1997, March 31, 1996 and April 2, 1995, respectively, for employees loaned to the Company by Toray and Shimadzu. In December 1994 and March 1995, Toray and Shimadzu purchased 16,666,667 additional common shares of the Company for $15,000,000.

3. FINANCING ARRANGEMENTS

  The Company has a credit agreement with a Japanese bank for an unsecured, renewable note payable with a outstanding principal balance at April 6, 1997, of $3,834,000. The renewable note, guaranteed by Toray, is due at May 31, 1997 and bears interest at an annual rate of 1.625%.

  The Company has $23,100,000 of unsecured long-term debt under four separate loan agreements with banks at April 6, 1997. This debt was transferred from the Company's principal shareholders in connection with the acquisition described in Note 1. The debt is guaranteed by Toray and Shimadzu, bears interest at variable rates tied to the federal funds rate plus 0.5% (approximately 6.3% as of April 6, 1997), and matures on May 30, 1997. Although management expects to have the ability to extend the terms of the loan agreements, the instruments were refinanced on a long-term basis in conjunction with the Recapitalization Agreement. (See Note 8).

  The Company also has unsecured line of credit agreements with four banks which provide for borrowings of up to $6,200,000 and are guaranteed by Toray and Shimadzu. At April 6, 1997, there were no outstanding borrowings under these agreements.

                               THERMA-WAVE, INC.

4. COMMITMENTS AND CONTINGENCIES

Commitments

  The Company leases its facilities under noncancellable operating leases which require the Company to pay maintenance and operating expenses, such as taxes, insurance and utilities. The Company is required pursuant to the terms of a facility lease to maintain a standby letter of credit that is collateralized by a $650,000 certificate of deposit.

  Property and equipment include equipment recorded under capital leases of approximately $1,050,000 and $999,000 and related accumulated amortization of $547,000 and $413,000 at April 6, 1997 and March 31, 1996.

  Rent expense was approximately $1,524,000, $897,000 and $606,000 for the fiscal years ended April 6, 1997, March 31, 1996 and April 2, 1995, respectively.

  At April 6, 1997, future minimum lease payments under capital and noncancellable operating leases are as follows (in thousands):

                                                               CAPITAL OPERATING
      FISCAL YEAR                                              LEASES   LEASES
      -----------                                              ------- ---------
      1998....................................................  $120    $ 1,242
      1999....................................................   103      1,158
      2000....................................................    90      1,146
      2001....................................................    88      1,142
      2002 and thereafter.....................................   212      5,525
                                                                ----    -------
      Future minimum lease payments...........................   613    $10,213
                                                                        =======
      Less amounts representing interest......................   (96)
                                                                ----
      Present value of future minimum lease payments..........   517
      Less current portion....................................   (88)
                                                                ----
                                                                $429
                                                                ====

Contingencies

  The Company is involved in various legal proceedings from time to time arising in the ordinary course of business, none of which management expects to have a material adverse effect on the Company's results of operations or financial condition.

                               THERMA-WAVE, INC.

5. INCOME TAXES

  The domestic and foreign components of income before provision for income taxes are as follows (in thousands):

                                                          FISCAL YEAR ENDED
                                                     ---------------------------
                                                     APRIL 2, MARCH 31, APRIL 6,
                                                       1995     1996      1997
                                                     -------- --------- --------
      Domestic......................................  $7,808   $ 9,814  $19,419
      Foreign.......................................    (321)    2,151    2,689
                                                      ------   -------  -------
        Total.......................................  $7,487   $11,965  $22,108
                                                      ======   =======  =======

  The components of the provision for income taxes are as follows (in thousands):

                                                         FISCAL YEAR ENDED
                                                    ----------------------------
                                                    APRIL 2,  MARCH 31, APRIL 6,
                                                      1995      1996      1997
                                                    --------  --------- --------
      Current:
      Federal...................................... $ 1,007    $4,429   $ 9,696
      State........................................     197       708     1,525
      Foreign......................................     --        --        --
                                                    -------    ------   -------
                                                      1,204     5,137    11,221
      Deferred:
      Federal......................................    (882)     (313)   (1,921)
      State........................................    (322)     (140)     (293)
      Foreign......................................     --        --        --
                                                    -------    ------   -------
                                                     (1,204)     (453)   (2,214)
                                                    -------    ------   -------
      Total provision.............................. $   --     $4,684   $ 9,007
                                                    =======    ======   =======

  A reconciliation between income tax provisions at the U.S. federal statutory rate and the effective rate reflected in the statements of operations is as follows:

                                                         FISCAL YEAR ENDED
                                                    ---------------------------
                                                    APRIL 6, MARCH 31, APRIL 2,
                                                      1997     1996      1995
                                                    -------- --------- --------
      Provision at statutory rate..................   35.0%    35.0%     34.0%
      State taxes, net of federal benefit..........    3.6      3.8       1.7
      Amortization of goodwill and purchased
       intangibles.................................    2.0      5.6       8.7
      Foreign losses not benefitted................    --       --        4.9
      Utilization of net operating loss and credit
       carryforwards...............................   (3.2)    (5.4)    (29.8)
      Other changes in valuation allowances........    --      (4.8)    (23.6)
      Other........................................    3.3      4.9       4.1
                                                      ----     ----     -----
                                                      40.7%    39.1%      0.0%
                                                      ====     ====     =====

                               THERMA-WAVE, INC.

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

                                                            APRIL 6,  MARCH 31,
                                                              1997      1996
                                                            --------  ---------
      Deferred tax assets:
        Accrued costs and expenses......................... $ 4,359    $ 2,956
        State taxes........................................     534        248
        Other..............................................     663        209
        Net operating loss.................................     491      1,205
                                                            -------    -------
        Total gross deferred tax assets....................   6,047      4,618
        Less valuation allowance...........................    (491)    (1,205)
                                                            -------    -------
        Net deferred tax assets............................ $ 5,556    $ 3,413
                                                            =======    =======
      Deferred tax liabilities:
        Deferred revenue on foreign sales.................. $(1,424)   $(1,571)
        Other..............................................    (261)      (185)
                                                            -------    -------
        Net deferred tax liabilities....................... $(1,685)   $(1,756)
                                                            =======    =======

  The net changes in the total valuation allowance for fiscal 1997 and fiscal 1996 were $(714,000) and $(1,218,000), respectively, and relate primarily to changes in certain foreign net operating losses.

  At April 6, 1997, the Company has net operating loss carryforwards for foreign income tax purposes of approximately $1,324,000, which expire in varying amounts through 2010. Utilization of these carryforwards could be subject to substantial limitation if it should be determined that a more than 50% change in ownership of the Company's stock has occurred over a three-year period or if such a change was to occur in the future.

  In the year ended March 31, 1996, the Company utilized all Federal and state research and development tax credit carryforwards as well as its federal alternative minimum tax credit carryforwards.

6. RETIREMENT PLAN

  The Company has a retirement plan under Section 401(k) of the Internal Revenue Code covering substantially all employees. Discretionary company contributions which are based on achieving certain operating profit goals, were $540,000, $499,000 and $285,000 in fiscal 1997, 1996 and 1995, respectively.

                               THERMA-WAVE, INC.

7. SEGMENT INFORMATION

  The Company operates in one business segment, which includes developing, manufacturing and marketing process development and control systems for use in the semiconductor industry. The following table summarizes the Company's operations from its headquarters located in Fremont, California ("United States") and its wholly-owned subsidiary in Japan (in thousands):

                                          FISCAL YEAR ENDED APRIL 6, 1997
                                     -------------------------------------------
                                      UNITED           ADJUSTMENTS/
                                      STATES   JAPAN   ELIMINATIONS CONSOLIDATED
                                     -------- -------  ------------ ------------
   Total revenue.................... $103,578 $10,991    $(5,076)     $109,493
                                     ======== =======    =======      ========
   Income from operations........... $ 20,974 $ 1,632    $   763      $ 23,369
                                     ======== =======    =======      ========
   Identifiable assets.............. $ 67,764 $ 7,497    $(6,641)     $ 68,620
                                     ======== =======    =======      ========
                                          FISCAL YEAR ENDED MARCH 31, 1996
                                     -------------------------------------------
                                      UNITED           ADJUSTMENTS/
                                      STATES   JAPAN   ELIMINATIONS CONSOLIDATED
                                     -------- -------  ------------ ------------
   Total revenue.................... $ 75,020 $11,303    $(7,030)     $ 79,293
                                     ======== =======    =======      ========
   Income from operations........... $ 11,200 $   503    $ 1,875      $ 13,578
                                     ======== =======    =======      ========
   Identifiable assets.............. $ 52,653 $ 9,229    $(8,826)     $ 53,056
                                     ======== =======    =======      ========
                                          FISCAL YEAR ENDED APRIL 2, 1995
                                     -------------------------------------------
                                      UNITED           ADJUSTMENTS/
                                      STATES   JAPAN   ELIMINATIONS CONSOLIDATED
                                     -------- -------  ------------ ------------
   Total revenue.................... $ 50,965 $ 8,010    $(3,300)     $ 55,675
                                     ======== =======    =======      ========
   Income (loss) from operations.... $  9,488 $  (655)   $   665      $  9,498
                                     ======== =======    =======      ========
   Identifiable assets.............. $ 45,252 $ 9,006    $(9,177)     $ 45,081
                                     ======== =======    =======      ========

  Export sales, representing sales from the United States to customers in foreign countries primarily in Asia and Europe, was approximately $54,390,000, $34,503,000 and $24,531,000 of total United States revenue for the fiscal years ended April 6, 1997, March 31, 1996 and April 2, 1995.

8. SUBSEQUENT EVENT

  In December 1996, the Board of Directors approved the Recapitalization Agreement (the "Recapitalization Agreement"). Pursuant to the Recapitalization Agreement which closed on May 16, 1997, the Company: (i) redeemed from Toray and Shimadzu approximately 86.6% of its outstanding capital stock for $96.9 million; (ii) converted their remaining outstanding capital stock to newly issued shares of preferred stock and common stock; (iii) repaid all outstanding notes payable of approximately $27.0 million; (iv) canceled the receivable from parent of $1,425,000 which was recorded as a reduction of additional paid-in capital; and (v) paid the estimated fees and expenses of $11.0 million related to the Recapitalization. In order to finance the transactions contemplated by the Recapitalization Agreement, the Company: (i) issued $115.0 million in aggregate principal amount of senior notes in a private debt offering; (ii) received an equity contribution of $20.0 million in cash from an investor group, including Bain Capital Funds ("Bain"), and members of the Company's senior management team; and (iii) converted equity securities of Toray and Shimadzu having a value of $15.0 million into newly issued shares of preferred stock and common stock.

                               THERMA-WAVE, INC.

  In connection with the Recapitalization, the Board of Directors adopted the Therma-Wave, Inc. 1997 Stock Purchase and Option Plan (the "1997 Stock Plan"), which authorizes the granting of stock options and the sale of Class A Common or Class B Common to current or future employees, directors, consultants or advisors of the Company or its subsidiaries. Under the 1997 Stock Plan, the Board is authorized to sell or otherwise issue any class or classes of Common Stock at any time prior to the termination of the 1997 Stock Plan in such quantity, at such price, on such terms and subject to such conditions as established by the Board of Directors up to an aggregate of 3,000,000 shares of Class A Common and 3,000,000 shares of Class B Common, subject to adjustment. Options to purchase an aggregate of 1,128,749 shares of Class B Common were granted to employees under the 1997 Stock Plan in connection with the Recapitalization. The options were divided into five equal tranches with the exercise prices of $8.93, $10.68, $12.43, $14.18 and $15.89 per share. All of the options granted under the 1997 Stock Plan were immediately exercisable. The shares of Class B Common issuable upon the exercise of such options will vest (regardless of whether the option has been exercised) on the fifth anniversary of their date of grant provided that the optionee has been continuously employed by the Company during that period.

  In connection with the Recapitalization Agreement, the Company and the original purchasers of the $115.0 million of senior notes entered into a Registration Agreement dated May 15, 1997 which grants the holder of the notes certain exchange and registration rights. Based upon the terms of such agreement, the Company will issue new notes with similar terms as the old notes except that the new notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer.

                             THERMA-WAVE, INC.

              CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

                              (IN THOUSANDS)

                                                    JULY 6,   APRIL 6,
                      ASSETS                          1997      1997
                      ------                        --------  --------
Current Assets:
  Cash and cash equivalents........................ $ 14,017  $ 16,741
  Accounts receivable, net.........................   23,996    20,107
  Receivable from parent...........................      --      1,425
  Inventories......................................   19,019    17,427
  Other assets.....................................    6,295     5,939
                                                    --------  --------
    Total current assets...........................   63,327    61,639
Property and equipment, net........................    6,157     5,843
Deferred financing costs, net......................   10,880       --
Other assets, net..................................    1,976     1,138
                                                    --------  --------
    Total assets................................... $ 82,340  $ 68,620
                                                    ========  ========
       LIABILITIES AND SHAREHOLDERS' EQUITY
             (NET CAPITAL DEFICIENCY)
       ------------------------------------
Current liabilities:
  Short-term debt.................................. $    --   $  3,834
  Other current liabilities........................   20,994    19,085
                                                    --------  --------
    Total current liabilities......................   20,994    22,919
Long-term debt.....................................  115,000    23,100
Other liabilities..................................    2,320     2,456
Mandatorily redeemable preferred stock.............   13,800       --
Shareholders' Equity (net capital deficit).........
  Common stock.....................................      --         45
  Common stock--Class A............................       91       --
  Common stock--Class B............................       11       --
  Common stock--Class L............................       10       --
  Additional paid-in capital.......................   20,177    60,465
  Accumulated deficit..............................  (88,340)  (38,927)
  Other............................................   (1,723)   (1,418)
                                                    --------  --------
    Total Shareholders' equity (net capital
     deficiency)...................................  (69,774)   20,145
                                                    --------  --------
                                                    $ 82,340  $ 68,620
                                                    ========  ========

                          See accompanying notes.

                             THERMA-WAVE, INC.

           CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF INCOME

                              (IN THOUSANDS)

                                (UNAUDITED)

                                                                THREE MONTHS
                                                                    ENDED
                                                               ----------------
                                                               JULY 6,  JULY 7,
                                                                1997     1996
                                                               -------  -------
Net revenue................................................... $28,205  $28,715
Cost of revenue...............................................  13,263   12,893
                                                               -------  -------
Gross margin..................................................  14,942   15,822
Operating expenses:
  Research and development....................................   4,488    3,025
  Selling, general and administrative.........................   5,026    5,893
  Amortization of goodwill and purchased intangibles..........     --       478
  Recapitalization and related expenses.......................   2,888      --
                                                               -------  -------
    Total operating expenses..................................  12,402    9,396
                                                               -------  -------
Operating income..............................................   2,540    6,426
Other income (expense):
  Interest expense............................................  (2,193)    (432)
  Interest income.............................................     169       45
  Other.......................................................      (5)     (26)
                                                               -------  -------
                                                                (2,029)    (413)
                                                               -------  -------
Income before provision for income taxes......................     511    6,013
Provision for income taxes....................................     200    2,510
                                                               -------  -------
Net income.................................................... $   311  $ 3,503
                                                               =======  =======

                          See accompanying notes.

                                THERMA-WAVE

         CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOW

                              (IN THOUSANDS)

                                                           THREE MONTHS ENDED
                                                           --------------------
                                                            JULY 6,   JULY 7,
                                                             1997       1996
                                                           ---------  ---------
Operating Activities:
  Net income.............................................. $     311  $  3,503
  Adjustments to reconcile net income to net cash provided
   by (used in) operating activities:
    Depreciation and amortization.........................     1,036     1,049
    Noncash recapitalization and related expenses, net of
     tax..................................................     1,762       --
    Changes in assets and liabilities:
    Accounts receivable...................................    (3,889)   (2,847)
    Inventories...........................................    (1,841)   (3,614)
    Other current assets..................................      (356)     (157)
    Other current liabilities.............................     2,008     4,056
                                                           ---------  --------
      Net cash provided by (used in) operating activities.      (969)    1,990
Investing Activities:
  Purchase of property and equipment, net.................      (780)     (554)
  Other...................................................    (1,159)     (410)
                                                           ---------  --------
      Net cash used in investing activities...............    (1,939)     (964)
Financing Activities:
  Issuance of Senior Notes................................   115,000       --
  Repayment of notes payable..............................   (26,934)   (1,047)
  Redemption of common stock..............................   (96,900)      --
  Proceeds from issuance of common stock..................    18,728
  Deferred financing costs................................   (11,077)      --
  Other...................................................     1,367       515
                                                           ---------  --------
      Net cash provided (used in) by financing activities.       184      (532)
                                                           ---------  --------
Net increase (decrease) in cash and cash equivalents......    (2,724)      494
Cash and cash equivalents at beginning of period..........    16,741     7,690
                                                           ---------  --------
Cash and cash equivalents at end of period................ $  14,017  $  8,184
                                                           =========  ========
Supplementary disclosures:
  Cash paid for interest.................................. $     238  $    185
                                                           =========  ========
  Cash paid for income taxes.............................. $     165  $    502
                                                           =========  ========
Noncash financing activity:
  Common stock issued for notes receivable from
   shareholders........................................... $     254  $    --
                                                           =========  ========

                          See accompanying notes.

                            THERMA-WAVE, INC.

      NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

                              (IN THOUSANDS)

1. BASIS OF PRESENTATION

  The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles. However, certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The information furnished in this report reflects all adjustments which, in the opinion of management, are necessary for a fair statement of the consolidated financial position, results of operations and cash flows as of and for the interim periods. Such adjustments consist of items of a normal recurring nature. The condensed consolidated financial statements included herein should be read in conjunction with the audited financial statements and notes included elsewhere herein. Results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for the full fiscal year ending April 5, 1998 or for any other future period.

2. RECAPITALIZATION

  In December 1996, the Board of Directors approved the Recapitalization Agreement (the "Recapitalization Agreement"). Pursuant to the Recapitalization Agreement which closed on May 16, 1997, the Company: (i) redeemed from Toray Industries, Inc., ("Toray") and Shimadzu Corporation ("Shimadzu") approximately 86.6% of its outstanding capital stock for $96.9 million; (ii) converted its remaining outstanding capital stock of 6.1 million shares to newly issued shares of preferred stock and common stock; (iii) repaid substantially all of its outstanding borrowings of approximately $26.9 million; (iv) canceled its receivable from Toray and Shimadzu of $1.4 million which was recorded as a reduction of additional paid-in capital; and (v) paid the estimated fees and expenses of approximately $11.1 million related to the Recapitalization. In order to finance the transactions contemplated by the Recapitalization Agreement, the Company: (i) issued $115.0 million in aggregate principal amount of senior notes in a private debt offering; (ii) received an equity contribution of approximately $20.0 million in cash from an investor group, including Bain Capital Funds ("Bain"), and members of the Company's senior management team; and (iii) converted equity securities of Toray and Shimadzu having a value of $15.0 million into newly issued shares of preferred stock and common stock.

  As a result of the Recapitalization the outstanding equity securities of the Company consist of 9,073,534 shares of Class A Common; 1,343,750 shares of Class B Common; 1,008,168 shares of Class L Common; and 748,739 shares of Preferred Stock. The shares of Class A Common and Class L Common each entitle the holder thereof to one vote per share on all matters to be voted upon by the stockholders of the Company and are otherwise identical, except that the shares of Class L Common are entitled to a preference over Class A Common with respect to any distribution by the Company to holders of its capital stock equal to the original cost of such share ($19.085) plus an amount which accrues on a daily basis at a rate of 12% per annum, compounded annually. The Class B Common is identical to the Class A Common except that the Class B Common is nonvoting and is convertible into Class A Common at any time following an initial public offering by the Company at the option of the holder thereof. The Preferred Stock has a liquidation preference of $18.40 per share and is convertible into one share of Class A Common at the option of the holder thereof. Dividends on the Preferred Stock accrue at a rate of 6.0% per annum. The Preferred Stock has a scheduled redemption of the earlier of: (i) the tenth anniversary of the Recapitalization; and (ii) one day following the scheduled maturity of the Notes, and is otherwise redeemable by the Company at any time from time to time after the earlier of: (i) June 30, 1998; and (ii) an initial public offering by the Company. The Preferred Stock entitles the holder thereof to one vote for each share of Class A Common issuable upon conversion of such Preferred Stock.

3. FINANCING ARRANGEMENTS

  The $115 million of senior notes issued to finance the recapitalization are senior unsecured obligations of the Company and will mature on May 15, 2004. Interest on the Notes will accrue at the rate of 10 5/8% per annum

                               THERMA-WAVE, INC.

and is payable semiannually in cash on each May 15 and November 15 commencing on November 15, 1997, to registered Holders at the close of business on May 1 and November 1, respectively, immediately preceding the applicable interest payment date. The Notes are not entitled to the benefit of any mandatory sinking fund and are redeemable at the Company's option in whole at any time or in part from time to time, on and after May 15, 2001, upon not less than 30 nor more than 60 days' notice, at the specified redemption prices. At any time, or from time to time, on or prior to May 15, 2000, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings to redeem up to 40% of the aggregate principal amount of Notes originally issued at a redemption price equal to 110.625% of the principal amount thereof plus accrued and unpaid interest.

  In connection with the Recapitalization Agreement, the original purchasers of the $115.0 million of senior notes have been granted certain exchange and registration rights. Based upon the terms of such agreement, the Company will issue new notes with similar terms as the old notes except that the new notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer.

  In conjunction with the Recapitalization, the Company entered into a new bank credit facility (the "Bank Credit Facility") with Bankers Trust Company which provides for a revolving credit facility of $30.0 million. The Company may borrow amounts under the Bank Credit Facility to finance its working capital requirements and other general corporate purposes. The Bank Credit Facility is secured by virtually all company assets and matures on May 16, 2002. At July 6, 1997 there were no outstanding borrowings under the Bank Credit Facility.

4. INVENTORIES

  Inventories are summarized as follows:

                                                                 JULY 6,  APRIL
                                                                  1997   6, 1997
                                                                 ------- -------
      Purchased Materials....................................... $10,700  $8,937
      Systems in Process........................................   6,137   7,252
      Finished Systems..........................................   2,182   1,238
                                                                 ------- -------
                                                                 $19,019 $17,427
                                                                 ======= =======

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICI-TATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITA-TION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    i
Prospectus Summary........................................................    1
Risk Factors .............................................................   14
The Recapitalization......................................................   22
Use of Proceeds ..........................................................   23
Capitalization............................................................   24
Unaudited Pro Forma Financial Data........................................   25
Selected Historical Financial Data........................................   28
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   29
Industry Overview.........................................................   37
Business..................................................................   40
Management................................................................   52
Principal Stockholders....................................................   58
Certain Relationships and Related Transactions............................   60
Description of Bank Credit Facility.......................................   64
The Exchange Offer........................................................   65
Description of Notes......................................................   74
Book Entry; Delivery and Form.............................................   97
Certain Federal Income Tax Consequences...................................   99
Plan of Distribution......................................................  101
Experts...................................................................  103
Legal Matters.............................................................  103
Glossary..................................................................  G-1
Index to Financial Statements.............................................  F-1

                               ----------------

 UNTIL       , 1997 (90 DAYS AFTER THE COMMENCEMENT OF THE EXCHANGE OFFER), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DE-LIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 -------------

                                   PROSPECTUS

                                 -------------

                                  $115,000,000



                               THERMA-WAVE, INC.


OFFER TO EXCHANGE ITS SERIES B 10 5/8% SENIOR NOTES DUE 2004 FOR ANY AND ALL OF
                                ITS OUTSTANDING
                         10 5/8% SENIOR NOTES DUE 2004

                             SEPTEMBER  , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

 General Corporation Law

  The Company is incorporated under the laws of the State of Delaware, Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

  Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

 Certificate of Incorporation and By-Laws

  The Company's Certificate of Incorporation and By-laws provides for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law.

ITEM 21.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS.

 EXHIBIT
   NO.                                DESCRIPTION
 -------                              -----------
 *2.1    Recapitalization Agreement, dated as of December 18, 1996, by and among Bain Capital Fund V, L.P., Bain Capital Fund V-B, L.P., BCIP
          Associates, BCIP Trust Associates, L.P., Toray Industries, Inc.,
          Toray Industries (America), Inc. and Shimadzu Corporation as amended by Amendment No. 1 and Supplement to Recapitalization Agreement,
          dated May 16, 1997, by and among Therma-Wave, Inc., Toray
          Industries, Inc., Toray Industries (America), Inc., Shimadzu
          Corporation and Bain Capital Fund V, L.P., Bain Capital Fund V-B,
          L.P., BCIP Trust Associates and BCIP Trust Associates, L.P.+

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 *3.1    Restated Certificate of Incorporation of Therma-Wave.
 *3.2    Amended and Restated By-Laws of Therma-Wave.
 *4.1    Purchase Agreement, dated as of May 16, 1997, by and among Therma-Wave and BT Securities Corporation.
 *4.2    Indenture, dated as of May 15, 1997, by and among Therma-Wave and IBJ
          Schroder Bank & Trust Company, as trustee.
 *4.3    Form of 10 5/8% Senior Notes.
 *4.4    Form of Series B 10 5/8% Senior Notes.
 *4.5    Registration Rights Agreement, dated as of May 15, 1997, by and among
          Therma-Wave and BT Securities Corporation, as Initial Purchaser.
 *5.1    Opinion of Kirkland & Ellis.
 *10.1   Employment Agreement, dated as of May 16, 1997, by and between Therma-
          Wave and Dr. Allan Rosencwaig.
 *10.2   Employment Agreement, dated as of May 16, 1997, by and between Therma-
          Wave and David L. Willenborg.
 *10.3   Employment Agreement, dated as of May 16, 1997, by and between Therma-
          Wave and W. Lee Smith.
 *10.4   Employment Agreement, dated as of May 16, 1997, by and between Therma-
          Wave and Jon L. Opsal.
 *10.5   Employment Agreement, dated as of May 16, 1997, by and between Therma-
          Wave and Anthony W. Lin.
 *10.6   Executive Stock Agreement, dated as of May 16, 1997, by and between
          Therma-Wave and Dr. Allan Rosencwaig.
 *10.7   Executive Stock Agreement, dated as of May 16, 1997, by and between
          Therma-Wave and David L. Willenborg.
 *10.8   Executive Stock Agreement, dated as of May 16, 1997, by and between
          Therma-Wave and W. Lee Smith.
 *10.9   Executive Stock Agreement, dated as of May 16, 1997, by and between
          Therma-Wave and Jon L. Opsal.
 *10.10  Executive Stock Agreement, dated as of May 16, 1997, by and between
          Therma-Wave and Anthony W. Lin.
 *10.11  Stockholders Agreement, dated as of May 16, 1997, by and among Therma-
          Wave and certain stockholders named therein.
 *10.12  Development License Agreement, dated June 12, 1992, by and among
          Therma-Wave and Therma-Wave K.K., Toray Industries, Inc. and Shimadzu
          Corporation.
 *10.13  New Development Agreement, dated December 22, 1997, by and between
          Therma-Wave and Toray Industries, Inc.
 *10.14  Lease Agreement, dated as of May 26, 1995, by and between Therma-Wave and Sobrato Interests.
 *10.15  Advisory Agreement, dated as of May 16, 1996, between Therma-Wave and
          Bain Capital, Inc.
 *10.16  Voting Agreement, dated as of May 16, 1997, between Therma-Wave and certain stockholders named therein.

 EXHIBIT
   NO.                                DESCRIPTION
 -------                              -----------
 *10.17  Credit Agreement, dated as of May 16, 1997, between Therma-Wave and
          Bankers Trust Company, as agent, and certain financial institutions named therein.+
 *10.18  Pledge Agreement, dated as of May 16, 1997, between Therma-Wave and
          Bankers Trust Company, as agent.
 *10.19  Security Agreement, dated as of May 16, 1997, between Therma-Wave and
          Bankers Trust Company, as agent.+
 *10.20  Therma-Wave, Inc. 1997 Stock Purchase and Option Plan.
 *10.21  Registration Agreement, dated as of May 16, 1997, between Therma-Wave and the stockholders named therein.
 *10.22  Agreement, dated as of January 26, 1996, between Toray Industries,
          Inc. and the key employees of the Company named therein.
  10.23  Key Employee Stock Agreement, dated as of October 30, 1991, by and among Toray Industries, Inc., TS Subsidiary Corp., Therma-Wave, Inc.
          and the key employees named therein.
  12.1   Statement Regarding Computation of Earnings to Fixed Charges and Pro
          Forma Earnings to Fixed Charges.
  23.1   Consent of Ernst & Young LLP.
 *23.2   Consent of Kirkland & Ellis (included in Exhibit 5.1).
 *24.1   Powers of Attorney (included in Part II to the Registration
          Statement).
 *25.1   Statement of Eligibility of Trustee on Form T-1.
  27.1   Financial Data Schedule.
 *99.1   Form of Letter of Transmittal.
 *99.2   Form of Notice of Guaranteed Delivery.
 *99.3   Form of Tender Instructions.

--------
* Previously filed.
+ The Company agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to such agreement upon request by the Commission.

  (B) FINANCIAL STATEMENT SCHEDULES.
    The following financial statement schedules are included in this Registration Statement:
    SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

  All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

ITEM 22. UNDERTAKINGS.

  The undersigned registrants hereby undertake:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bonafide offering thereof;

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

    (4) The undersigned registrants hereby undertake as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (5) The registrants undertake that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions described under Item 20 or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (6) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (7) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (8) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (9) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THERMA-WAVE, INC. HAS DULY CAUSED THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-4 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF FREMONT, STATE OF CALIFORNIA, ON SEPTEMBER 3, 1997.

                                          Therma-Wave, Inc.

                                                  /s/ Allan Rosencwaig
                                          By: _________________________________
                                                    Allan Rosencwaig
                                                 Chief Executive Officer

                                    * * * *

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT HAVE BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                      CAPACITY               DATES

        /s/ Allan Rosencwaig           Chairman of the
-------------------------------------   Board, President,        September 3,
          ALLAN ROSENCWAIG              and Chief Executive       1997
                                        Officer (Principal
                                        Executive Officer)

                  *                    Executive Vice
-------------------------------------   President, Chief         September 3,
           ANTHONY W. LIN               Financial Officer,        1997
                                        and Director
                                        (Principal
                                        Financial Officer)

                  *                    Vice President,
-------------------------------------   Finance and              September 3,
          CHARLOTTE HOLLAND             Administration            1997
                                        (Principal
                                        Accounting Officer)

                  *                    Director
-------------------------------------                            September 3,
        G. LEONARD BAKER, JR.                                     1997

                  *                    Director
-------------------------------------                            September 3,
            DAVID DOMINIK                                         1997

                  *                    Director
-------------------------------------                            September 3,
           ADAM W. KIRSCH                                         1997

  *The undersigned, by signing his name hereto, does sign and execute this Amendment No. 2 to Registration Statement pursuant to the Power of Attorney executed by the above-named officers and directors of the Company and previously filed with the Commission.

         /s/ Allan Rosencwaig
By: _________________________________
    Allan Rosencwaig, Attorney in
                 Fact

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Therma-Wave, Inc.

  We have audited the consolidated financial statements of Therma-Wave, Inc. as of April 6, 1997 and March 31, 1996 and for each of the three years in the period ended April 6, 1997, and have issued our report thereon dated May 8, 1997, except for Note 8, as to which the date is May 16, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 21(b) of this Registration Statement. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                          Ernst & Young LLP

San Jose, California
May 16, 1997

                               THERMA-WAVE, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

               COL. A                   COL. B     COL. C     COL. D   COL. E
               ------                 ---------- ----------- -------- ---------
                                                             CHARGED
                                      BALANCE AT CHARGED TO  TO OTHER  BALANCE
                                      BEGINNING     COST     ACCOUNTS AT END OF
             DESCRIPTION              OF PERIOD  AND EXPENSE DESCRIBE  PERIOD
             -----------              ---------- ----------- -------- ---------
Year ended April 6, 1997
  Deducted from asset accounts;
   Allowance for doubtful accounts...    $284        --       $1,338   $1,622
                                         ----        ---      ------   ------
    Total............................     284        --        1,338    1,622
                                         ====        ===      ======   ======
Year ended March 31, 1996
  Deducted from asset accounts;
   Allowance for doubtful accounts...     280        --            4      284
                                         ----        ---      ------   ------
    Total............................     280        --            4      284
                                         ====        ===      ======   ======
Year ended April 2, 1995
  Deducted from asset accounts;
   Allowance for doubtful accounts...      30        --          250      280
                                         ----        ---      ------   ------
    Total............................      30        --          250      280
                                         ====        ===      ======   ======

                                      S-2